                            LUCENT TECHNOLOGIES INC.
                              600 MOUNTAIN AVENUE
                             MURRAY HILL, NJ 07974

                                                             September    , 2000

Dear Shareowner:

     I am pleased to report that the previously announced spinoff of Lucent's enterprise communications businesses is expected to become effective on September 30, 2000. Lucent EN Corp., a recently formed Delaware corporation that will own all these enterprise communications businesses, will commence operation on that day as an independent public company. Lucent EN's shares of common stock
will be listed on the New York Stock Exchange under the symbol "      ."

     Holders of record of Lucent common stock as of the close of business on
                  , 2000, which will be the record date, will receive one share
of Lucent EN common stock for every            shares of Lucent common stock
held. No action is required on your part to receive your Lucent EN shares. You will not be required either to pay anything for the new shares or to surrender any shares of Lucent common stock.

     No fractional shares of Lucent EN stock will be issued. If you otherwise would be entitled to a fractional share you will receive a check for the cash value thereof, which may be taxable to you. In due course you will be provided with information to enable you to compute your tax bases in both Lucent and Lucent EN common stock. Lucent has received a ruling from the Internal Revenue Service to the effect that, for U.S. Federal income tax purposes, the distribution of Lucent EN common stock is tax-free to Lucent and to you to the extent that you receive Lucent EN common stock.

     The enclosed information statement describes the distribution of shares of Lucent EN common stock and contains important information about Lucent EN, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Lucent's transfer agent, The Bank of New York, telephone (888) 582-3686 or +1 (908) 769-9611 (International), TDD or TTY: 1-800-711-7072, or send an e-mail to The Bank of New York at lu-shareholders-svcs@email.bony.com.

                                          Sincerely,

                                          RICHARD A. MCGINN
                                          Chairman and Chief Executive Officer

                             INFORMATION STATEMENT

                                LUCENT EN CORP.

        DISTRIBUTION OF APPROXIMATELY             SHARES OF COMMON STOCK

     This information statement is being furnished in connection with the distribution by Lucent Technologies Inc. to holders of its common stock, par value $0.01 per share, of all the outstanding shares of Lucent EN Corp. common stock, par value $0.01 per share. Lucent has transferred or will transfer to us its enterprise communications businesses described in this information statement.

     Shares of our common stock will be distributed to holders of Lucent common
stock of record as of the close of business on             , 2000, which will be
the record date. Each such holder will receive one share of our common stock for
every           shares of Lucent common stock held on the record date. The distribution will be effective at 11:59 p.m. on September 30, 2000. For Lucent shareowners who own common stock in registered form or participate in The Bank of New York's BuyDIRECTSM program on the record date, in most cases the transfer agent will credit their shares of Lucent EN common stock to book entry accounts established to hold their Lucent EN common stock. Our distribution agent will mail these shareowners a statement reflecting their Lucent EN common stock ownership shortly after September 30, 2000. For shareowners who own Lucent common stock through a broker or other nominee, their shares of Lucent EN common stock will be credited to their accounts by the broker or other nominee. Shareowners will receive cash in lieu of fractional shares, which may be taxable.

     No shareowner approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Lucent shareowners will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or to exchange shares of Lucent common stock in order to receive our common stock, or to take any other action in connection with the distribution. Each share of our common stock distributed will be accompanied by one preferred stock purchase right. There is no current trading market for our common stock. We will apply to list our common stock on the New York Stock Exchange, Inc. under the symbol " ."

     IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" ON PAGES 12.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                            ------------------------

     Shareowners of Lucent with inquiries related to the distribution should contact Lucent's transfer agent, The Bank of New York, P.O. Box 11009, Church Street, New York, New York 10286-1009, telephone (888) 582-3686 or +1 (908)
769-9611 (International), TDD or TTY 1-800-711-7072, or send an e-mail to The Bank of New York at lu-shareholders-svcs@email.bony.com.

         The date of this information statement is             , 2000.

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................     1
The Distribution............................................     7
Risk Factors................................................    12
Forward Looking Statements..................................    22
Dividend Policy.............................................    23
Capitalization..............................................    24
Selected Financial Information..............................    25
Unaudited Pro Forma Condensed Financial Statements..........    26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    31
Business....................................................    45
Relationship Between Lucent and Our Company After the
  Distribution..............................................    74
Management..................................................    85
Ownership of Our Common Stock...............................    95
Description of Capital Stock................................    96
Shares Eligible for Future Sale.............................   103
Indemnification of Directors and Officers...................   104
Available Information.......................................   106
Index to Combined Financial Statements......................   F-1

                                    SUMMARY

     The following is a summary of some of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this information statement which should be read in its entirety. We intend to change the name of our company prior to the distribution date. We describe in this information statement the businesses to be contributed to us by Lucent Technologies Inc. immediately prior to the distribution, described under "-- The Distribution," as if they were our businesses for all historical periods described.

                                  OUR COMPANY

     We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. Our broad customer base includes approximately 78% of the Fortune 500 companies. In fiscal 1999, we had revenue of approximately $8.3 billion and net income of approximately $300 million.

     We support our customers with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We believe our global service organization is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer and enterprise relationship management and value-added services for the outsourcing of messaging and other portions of an enterprise's communications system.

     We intend to use our leadership positions in enterprise communications systems and software, our broad portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our customers comprehensive eBusiness communications solutions. We define eBusiness as the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees.

     We have historically operated as part of Lucent Technologies Inc. In connection with our separation from Lucent, we are engaging in a comprehensive review of our operations, including our organizational structure, products and services and market segments, with a view toward improving our profitability and our business performance in the near term. As a result of this review, we expect to announce a reorganization plan, with an associated restructuring charge, in the fourth quarter of fiscal year 2000. As a result of our reorganization plan and strategic initiatives, we intend to:

     - reduce our costs of products and services;

     - reduce our corporate overhead expenses;

     - increase our investment in research and development;

     - implement a more efficient tax strategy tailored to our operations as a stand-alone company; and

     - increase our revenue growth by focusing our sales and product development efforts on the higher growth segments of our market.

INDUSTRY OPPORTUNITY

     We currently define our market to be the market for enterprise voice communications systems, communications applications, multi-service networking, connectivity solutions, maintenance support and value-added services segments. We estimate, based on various industry reports, that this market will grow from approximately $113.8 billion in 1999 to approximately $176.6 billion in 2003, a compound annual growth rate of 11.6%. We expect that these segments will grow at rates that differ substantially from segment to segment.

     We estimate that higher growth can be realized from the advanced enterprise communications products in our market segments which support eBusiness solutions. We believe there are several trends which are driving the deployment of these advanced enterprise communications systems, including:

     - adoption of eBusiness strategies;

     - a focus on customer relationship management;

     - growth of enterprises with widespread operations or mobile workforces;
       and

     - evolution toward converged voice and data networks.

We believe that our company, with its large customer base and ability to offer reliable communications systems that can grow with an enterprise and be integrated with existing infrastructure, is well-positioned to capitalize on these trends and serve the near and long term needs of the growing market for advanced communications systems.

STRATEGY

     Our objective is to become the leading worldwide provider of communications solutions for enterprises operating in the rapidly changing eBusiness environment. To accomplish this goal, we are pursuing the following three major strategies:

     Improve Profitability and the Business Performance of Our Operations. We believe there are a number of opportunities as a stand-alone company to significantly improve our profitability and our business performance.

     Capitalize on Near Term Revenue Growth Opportunities. We believe there are opportunities to increase our revenue in the near term by:

     - expanding our international sales;

     - strengthening our distribution channels; and

     - capitalizing on the demand for customer relationship management products and services.

     Position Ourselves to Capitalize on Long Term Growth Opportunities. We believe there are opportunities to increase our sales in the higher growth areas of our market by:

     - marketing our advanced products and services as essential components of comprehensive eBusiness communications solutions;

     - introducing innovative products through continued investment in our research and development capabilities; and

     - building strategic alliances and making strategic acquisitions and investments to develop comprehensive eBusiness communications solutions.

                                THE DISTRIBUTION

     Please see "The Distribution" for a more detailed description of the matters described below.

DISTRIBUTING COMPANY         Lucent Technologies Inc., one of the world's
                             leading designers, developers and manufacturers of communications systems, software and products.

DISTRIBUTED COMPANY          Lucent EN Corp., which will own the enterprise
                             communications businesses formerly conducted by
                             Lucent and described in this information statement.
                             Please see "Management's Discussion and Analysis of
                             Financial Condition and Results of Operations" and
                             "Business" for a description of these businesses.

DISTRIBUTION RATIO           Each holder of Lucent common stock will receive a
                             dividend of one share of our common stock, and the
                             associated preferred stock purchase right, for
                             every          shares of Lucent common stock held
                             on the record date.

SECURITIES TO BE
DISTRIBUTED                  Based on          shares of Lucent common stock
                             outstanding on                , 2000, approximately
                                       shares of our common stock, together with
                             the associated preferred stock purchase rights, will be distributed. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the distribution. Lucent shareowners will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or exchange shares of Lucent common stock in order to receive our common stock, or to take any other action in connection with the distribution.

FRACTIONAL SHARES            Fractional shares of our common stock will not be
                             distributed. Fractional shares will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareowners who would otherwise have received fractional interests. These proceeds may be taxable to those shareowners.

DISTRIBUTION AGENT,
TRANSFER AGENT AND
  REGISTRAR FOR THE SHARES   The Bank of New York will be the distribution
                             agent, transfer agent and registrar for the shares of our common stock.

RECORD DATE                  The record date is the close of business on
                                            , 2000.

DISTRIBUTION DATE            11:59 p.m. on September 30, 2000.

FEDERAL INCOME TAX
  CONSEQUENCES OF THE
  DISTRIBUTION               Lucent will receive a ruling from the Internal
                             Revenue Service to the effect that the distribution will qualify as a tax-free transaction under Sections 355 and 368(a)(i)(D) of the Internal
                             Revenue Code of 1986, as amended.

STOCK EXCHANGE LISTING       There is not currently a public market for our
                             common stock. We will apply for our common stock to be listed on the New York Stock

                             Exchange, Inc. under the symbol "     ." If such
                             application is approved, it is anticipated that trading will commence on a when-issued basis prior to the distribution. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular-way trading will begin.

ASSUMPTION OF LUCENT
  COMMERCIAL PAPER PROGRAM   Prior to the distribution, Lucent intends to issue
                             up to $800 million of short-term debt under a commercial paper program, which will be assumed by us at the distribution date. We also will assume
                             Lucent's obligations under a related back-up credit facility. Lucent will retain the proceeds of all borrowings under this commercial paper program and upon the distribution will be relieved of all obligations under the program. Accordingly, upon the distribution, we will become obligated to satisfy all payments and other terms of this commercial paper program and the related back-up credit facility.

RELATIONSHIP BETWEEN LUCENT
  AND US AFTER THE
  DISTRIBUTION               Following the distribution, we will be an
                             independent public company, and Lucent will have no continuing stock ownership interest in us. Prior to the distribution, we and Lucent will enter into a Contribution and Distribution Agreement and several ancillary agreements for the purpose of accomplishing the contribution of Lucent's enterprise communications businesses to us and the distribution of our common stock to Lucent's shareowners. These agreements also will govern our relationship with Lucent subsequent to the distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the distribution. These agreements also include arrangements with respect to intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements. The Contribution and Distribution
                             Agreement includes an agreement that we generally will indemnify Lucent against liabilities arising out of its enterprise communications businesses being transferred to us and that Lucent generally will indemnify us against liabilities arising out of Lucent's retained businesses. Please see
                             "Relationship Between Lucent and Our Company After the Distribution" for a more detailed description of these agreements.

POST-DISTRIBUTION DIVIDEND
  POLICY We do not anticipate paying any dividends on our common stock in the foreseeable future. The payment and amount of dividends by us after the distribution, however, will be subject to the discretion of our board of directors.

ANTI-TAKEOVER EFFECTS        Under the terms of the Contribution and
                             Distribution Agreement, if a change of control of us, as defined in the agreement, occurs prior to a specified period after the distribution, Lucent could terminate or cause us to reconvey some of the rights granted under the agreements which we are entering into with Lucent, including important intellectual property rights. This may discourage a change of control transaction during that period.
                             In addition, some provisions of our certificate of incorporation and by-laws, as each will be in effect following the distribution, may have the effect of making more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our rights agreement also will make more difficult an acquisition of control of us in a transaction not approved by our board of directors.

RISK FACTORS                 Shareowners should carefully consider the matters
                             discussed under "Risk Factors."

OUR PRINCIPAL EXECUTIVE
OFFICES                      211 Mount Airy Road
                             Basking Ridge, NJ 07920
                             (908) 953-6000

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth our summary historical and pro forma financial information derived from our audited combined financial statements for the fiscal years ended and as of September 30, 1997, 1998 and 1999, our unaudited interim combined financial statements for the six-months ended and as of March 31, 2000, and our unaudited pro forma condensed financial statements included elsewhere in this information statement. Such summary financial information may not be indicative of our future performance as an independent company. In our opinion, all adjustments, which consist only of normal and recurring accruals, considered necessary for a fair presentation have been included in our unaudited combined financial statements. For an explanation of the pro forma adjustments made to our historical combined financial statements for the distribution and the transactions related to the distribution to derive the summary pro forma information below, please see "Unaudited Pro Forma Condensed Financial Statements." The unaudited pro forma combined financial statements were prepared as if the distribution and related transactions had occurred as of March 31, 2000, for the unaudited pro forma condensed balance sheet, and as of October 1, 1998, for the unaudited pro forma condensed statements of income. Our fiscal year ends on September 30 each year. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed financial statements and the notes thereto and the combined financial statements and the notes thereto included elsewhere in this information statement.

     Pro forma total debt does not include our anticipated requirement for approximately $750 million of additional financing to fund costs in connection with the planned reorganization and working capital requirements. We have not yet finalized the amount of additional financing we will require because we are currently developing our reorganization plan, revising our capital structure and examining other costs and expenses we may incur as a stand-alone company.

                                                PRO FORMA  HISTORICAL      PRO FORMA               HISTORICAL
                                               SIX MONTHS  SIX MONTHS     FISCAL YEAR           FISCAL YEAR ENDED
                                                  ENDED       ENDED          ENDED                SEPTEMBER 30,
                                                MARCH 31,   MARCH 31,    SEPTEMBER 30, -----------------------------------
                                                  2000        2000           1999         1999        1998        1997
                                               ----------  ----------    -------------    ----        ----        ----
                                               (UNAUDITED) (UNAUDITED)   (UNAUDITED)
                                                                          (DOLLARS IN MILLIONS)
STATEMENT OF INCOME INFORMATION:
Revenue.......................................   $3,779      $3,779          $8,268      $8,268      $7,754      $6,413
Costs.........................................    2,089       2,089           4,564       4,564       4,107       3,285
Gross margin..................................    1,690       1,690           3,704       3,704       3,647       3,128
Operating expenses:
  Selling, general and administrative.........    1,255       1,255           2,795       2,795       2,609       2,186
  Research and development....................      224         224             540         540         423         346
  Purchased in-process research and
    development...............................       --          --              --          --         306         472
Total operating expenses......................    1,479       1,479           3,335       3,335       3,338       3,004
Operating income (loss).......................      211         211             369         369         309         124
Other income (loss) -- net....................       54          54              28          28          25          17
Interest expense..............................       25          42              44          90          94          59
Provision for income taxes....................       95          88             139         121         197         230
Cumulative effect of accounting change (net of
  income taxes of $62 for the year ended
  September 30, 1999).........................       --          --              96          96          --          --
Net income (loss).............................      145         135             310         282          43        (148)
BALANCE SHEET INFORMATION:
Total assets..................................    3,977       3,977                       4,239       4,177       3,340
Total debt....................................      657           7                          10          14          25

                                THE DISTRIBUTION

GENERAL

     The board of directors of Lucent has approved the distribution of all of the outstanding shares of our common stock to the holders of Lucent common stock. In the distribution, each holder of Lucent common stock will receive as a dividend one share of our common stock and an associated preferred stock
purchase right for every           shares of Lucent common stock held on
               , 2000, which will be the record date. Please see "Description of Capital Stock -- Rights Agreement" for a description of these rights.

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the distribution are set forth in the Contribution and Distribution Agreement between us and Lucent. Under the Contribution and Distribution Agreement, the distribution will be effective at 11:59 p.m. on the distribution date, September 30, 2000. For most Lucent shareowners who own Lucent common stock in registered form or participate in The Bank of New York's BuyDIRECT(SM) program on the record date, our transfer agent will credit their shares of Lucent EN common stock to book entry accounts established to hold their Lucent EN common stock. Our distribution agent will send these shareowners a statement reflecting their Lucent EN common stock ownership. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For shareowners who own Lucent common stock through a broker or other nominee their shares of Lucent EN common stock will be credited to these shareowners' accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with such share. Following the distribution, shareowners whose shares are held in book entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

     LUCENT SHAREOWNERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF LUCENT COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF LUCENT SHAREOWNERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND LUCENT SHAREOWNERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

     Fractional shares of our common stock will not be issued to Lucent shareowners as part of the distribution nor credited to book entry accounts. In lieu of receiving fractional shares, each holder of Lucent common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which may be taxable to such holder. For an explanation of the tax consequences of the distribution, please see "-- Federal Income Tax Consequences of the Distribution." The distribution agent will, as soon as practicable after the distribution date, aggregate fractional shares into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to Lucent shareowners otherwise entitled to fractional interests. The amount of such payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the distribution date.

     In addition, at the time of the distribution, each outstanding option to purchase Lucent common stock held by our employees on the distribution date will be converted into a similar option for our common stock.

     In order to be entitled to receive shares of our common stock in the distribution, Lucent shareowners must be shareowners at the close of business on
the record date,                , 2000.

REASONS FOR THE DISTRIBUTION

     Lucent's board of directors has determined that separation of our businesses from Lucent's other businesses is in the best interests of Lucent and its shareowners. The separation will allow us to focus greater management attention and resources on opportunities for our businesses in the communications market and to focus on better managing our cost structure. Lucent will similarly benefit by being able to focus on its retained businesses and their growth opportunities.

     DIFFERENT BUSINESSES

     Lucent currently operates in the three major business segments described below.

     - Enterprise Communications. This segment is primarily comprised of the businesses described in this information statement under "Business," which provide communications systems and software for enterprises around the world, including businesses, government agencies and other organizations.

     - Service Provider Networks. This segment is comprised of businesses that provide public networking systems and software to communications service providers and public network operators around the world.

     - Microelectronics and Communications Technologies. This segment is comprised of businesses that provide high-performance integrated circuits, power systems and optoelectronic components to communications service providers and equipment manufacturers for applications in the communications and computing industries.

     Our businesses have exhibited different growth characteristics, customers, distribution channels and technological evolution than Lucent's other two segments. Those differences are expected to continue in the future. Lucent's management believes that the different businesses require inherently different strategies in order to maximize their long-term value. Consequently, Lucent's current structure, which involves the operation of each of these segments under a single corporate entity, is not the most effective structure to design and implement the distinct strategies necessary to operate each segment successfully in a manner that maximizes its long-term value.

     GROWTH RATES

     Our traditional business, enterprise voice communications systems, is characterized by a relatively low industry growth rate, as compared to the pace of growth of the overall communications market. The market segments addressed by Lucent's other two segments are growing at significantly higher rates than the market segments of our traditional business. Although our revenue increased by approximately 6% in fiscal 1999 over fiscal 1998, the remainder of Lucent's revenue grew in excess of 20% during the same period. We believe that our separation from Lucent will allow us to focus our management and research and development investments on higher growth segments of our market, while better managing our cost structure.

     CUSTOMERS AND DISTRIBUTION CHANNELS

     Our customers are principally businesses, government agencies and other organizations that use communications systems, software and services. We generally produce a much larger number of sales transactions, among a much larger number of customers, with a much smaller average dollar value, than the other Lucent segments. We reach our customers through a direct sales force and through indirect distribution channels, including a network of distributors, dealers, value-added resellers and systems integrators.

     By contrast, the customers of Lucent's service provider networks segment are mainly the communications service providers that provide the worldwide communications infrastructure. The customers of Lucent's microelectronics and communications technologies segments are service providers and equipment manufacturers, including Lucent, that develop and manufacture communications equipment. The central need of those customers is for reliable, scalable, open-standard platforms for providing communications services and interacting with end-users of communications services. These segments generally have fewer customers, and fewer sales transactions that have much larger average dollar values, than we do. Lucent largely reaches those customers primarily through its worldwide direct sales force.

     TECHNOLOGY

     The technology we use is different from the technology used by the other two Lucent segments and technological evolution in our markets is of a different type. Key technology developments for us are the development of eBusiness communications solutions for enterprises to enable them to improve their performance and converged voice and data solutions that can efficiently handle an enterprise's voice and data traffic as well as the evolution of our existing voice communications systems, applications and products. Our research and development spending will be more focused on these product development areas in higher growth segments of our market than on basic research. The focus of technological change in Lucent's other two segments, however, is on high-speed infrastructure, next generation components, networks and systems. Basic research underpins the scientific advances that fuel these new products.

     ADDITIONAL BENEFITS

     We believe several additional benefits may result from the separation. The ability for each of Lucent and us to pursue acquisitions and other investment opportunities is expected to be enhanced by providing differentiated access to the capital markets, such as using our own common stock for a transaction. Each of Lucent and us will also be able to create more focused acquisition strategies that meet the different needs of the businesses, as set forth above. Finally, we believe there are opportunities to improve our profitability and our business performance as a stand-alone company.

RESULTS OF THE DISTRIBUTION

     After the distribution, we will be an independent public company owning and operating what has previously been Lucent's enterprise communications businesses. Immediately after the distribution, we expect to have approximately
     holders of record of shares and approximately          shares outstanding,
based on the number of record shareowners and outstanding shares of Lucent
common stock on                , 2000 and after giving effect to the delivery to
shareowners of cash in lieu of fractional shares of our common stock. The actual number of shares to be distributed will be determined on the record date. For information regarding options to purchase our common stock that will be outstanding after the distribution, see "Relationship Between Lucent and Our Company After the Distribution -- Employee Benefits Agreement and Plans" and "Management." Prior to the distribution, we will enter into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements.

     The distribution will not affect the number of outstanding shares of Lucent common stock or any rights of Lucent shareowners. Certificates representing outstanding shares of Lucent common stock also will continue to represent rights to purchase shares of Lucent's Series A junior participating preferred stock, par value $1.00 per share, pursuant to the Rights Agreement, dated as of April 4, 1996, as amended, between Lucent and The Bank of New York, as rights agent.

ASSUMPTION OF LUCENT COMMERCIAL PAPER PROGRAM

     Prior to the distribution, Lucent intends to issue up to $800 million of short-term debt under a commercial paper program, which will be assumed by us at the distribution date. We will also assume Lucent's obligations under a related back-up credit facility. Lucent will retain the proceeds of all borrowings under this commercial paper program and will be relieved of all obligations under the program. Accordingly, upon the distribution, we will become obligated to satisfy all payments and other terms of this commercial paper program. See "Management's Discussion and Analysis of Financial Condition and

Results of Operation -- Liquidity and Capital Resources" for a more detailed discussion of the commercial paper program and its related back-up credit facility.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Lucent has applied for a ruling from the Internal Revenue Service, or the IRS, to the effect that the distribution will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, or the Code. The distribution is contingent on the receipt of the ruling before the effective date of the distribution.

     The ruling will provide that for U.S. Federal income tax purposes:

     - Lucent will not recognize any gain or loss upon the distribution;

     - no gain or loss will be recognized by, or be includible in the income of, a shareowner of Lucent common stock solely as the result of the receipt of our common stock in the distribution, except, as described below, in connection with cash received in lieu of fractional shares of our common stock;

     - the basis of the Lucent common stock and our common stock in the hands of Lucent's shareowners immediately after the distribution will be the same as the basis of the Lucent common stock immediately before the distribution, allocated between the common stock of Lucent and us in proportion to their relative fair market values on the date of the distribution;

     - the holding period of our common stock received by Lucent shareowners will include the holding period of their Lucent common stock, provided that such Lucent common stock is held as a capital asset on the date of the distribution; and

     - shareowners of Lucent who receive cash from the distribution agent in respect of fractional shares will recognize gain or loss on the sale of the fractional share interest equal to the difference between the cash received and the holder's basis in such fractional share interest. Such gain or loss will be capital gain or loss to such holder, provided the fractional share interest is a capital asset in the hands of such holder.

     Although the ruling relating to the qualification of the distribution as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions. Lucent and we are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

     If the distribution were not to qualify as a tax-free transaction, Lucent would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Lucent shareowners over Lucent's tax basis in our common stock. In addition, each shareowner who receives our common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received.

     Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be disqualified as tax-free to Lucent under Section 355(e) of the Code if 50% or more of the stock of Lucent or us is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of our stock or Lucent's stock within two years before or after the distribution are presumed to be part of such a plan, although Lucent or we may be able to rebut that presumption. If such an acquisition of our stock or Lucent's stock triggers the application of
Section 355(e), Lucent would recognize taxable gain as described above but the distribution would generally be tax-free to each Lucent shareowner. Under the tax sharing agreement between Lucent and us, we would be required to indemnify Lucent against that taxable gain if it were triggered by an acquisition of our stock. Please see "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between Lucent and us.

     U.S. Treasury regulations require each Lucent shareowner that receives shares of our stock in the distribution to attach to the shareowner's U.S. Federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Lucent will provide its shareowners who receive our common stock pursuant to the distribution with the information necessary to comply with such requirement.

     EACH LUCENT SHAREOWNER SHOULD CONSULT HIS OR HER TAX ADVISER ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREOWNER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

LISTING AND TRADING OF OUR COMMON STOCK

     There is not currently a public market for our common stock. We will apply for our common stock to be listed on the New York Stock Exchange under the
symbol "     ." Assuming such listing is approved, it is anticipated that trading will commence on a when-issued basis prior to the distribution. On the first trading day following the distribution date, when-issued trading in our common stock will end and regular-way trading will begin.

     We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and Lucent common stock held by shareowners after the distribution may be less than, equal to or greater than the trading price of Lucent common stock prior to the distribution.

     The shares distributed to Lucent shareowners will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include certain of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

REASON FOR FURNISHING THIS INFORMATION STATEMENT

     This information statement is being furnished by Lucent solely to provide information to shareowners of Lucent who will receive shares of our common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our respective public disclosure obligations and practices.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

RISKS RELATED TO OUR SEPARATION FROM LUCENT

     WE HAVE NO HISTORY OPERATING AS AN INDEPENDENT COMPANY, AND WE MAY BE UNABLE TO MAKE THE CHANGES NECESSARY TO OPERATE AS A STAND-ALONE BUSINESS, OR WE MAY INCUR GREATER COSTS AS A STAND-ALONE COMPANY THAT MAY CAUSE OUR PROFITABILITY TO DECLINE. Prior to the distribution, our businesses were operated by Lucent as a segment of its broader corporate organization rather than as a stand-alone company. Lucent assisted us by providing financing, particularly for acquisitions, as well as providing corporate functions such as negotiating acquisitions and legal and tax functions. Following the distribution, Lucent will have no obligation to provide assistance to us other than the interim services which will be provided by Lucent and which are described in "Relationship Between Lucent and Our Company After the Distribution." These interim services include, among others, various data processing and telecommunications services and corporate support services, including accounting, financial management, tax, payroll, legal, human resources administration, procurement and other general support. Because our businesses have never been operated as an independent company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs operating independently that will cause our profitability to decline.

     We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions Lucent provides us. We may not be successful in implementing these systems and business functions or in transitioning data from Lucent's systems to ours. If we do not have in place our own systems and business functions or if we do not have agreements with other service providers once our interim services agreement with Lucent expires, we may not be able to effectively operate our business and our profitability may decline.

     OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY AND, THEREFORE, MAY NOT BE RELIABLE AS AN INDICATOR OF OUR HISTORICAL OR FUTURE RESULTS. The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

     - our combined financial statements reflect allocations, primarily with respect to corporate overhead and basic research, for services provided to us by Lucent, which allocations may not reflect the costs we will incur for similar services as a stand-alone company; and

     - the information does not reflect changes that we expect to occur in the future as a result of our separation from Lucent, including changes in how we fund our operations, conduct research and development and tax and employee matters.

     In addition, our combined financial statements include assets, liabilities, revenue and expenses which were not historically recorded at the level of the businesses transferred to us. For example, historically all financing was done by Lucent at the parent level. Our combined financial statements, however, reflect an estimated amount of interest expense that we believe we would have incurred had we been a stand-alone company during the periods presented. We cannot assure you that this estimated amount of interest expense or the other allocations and estimates we have used to create our combined financial statements are indicative of the actual amounts we would have incurred as a stand-alone company. Therefore, no assumptions regarding our future performance should be made based on our combined financial statements. For additional information about our past financial performance and the basis of presentation of our combined financial statements, including our estimates of interest expense, please see "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of

Operations" and our combined financial statements and the notes thereto included elsewhere in this information statement.

     AT THE DISTRIBUTION WE WILL ASSUME A SIGNIFICANT AMOUNT OF DEBT AND MAY SUBSTANTIALLY INCREASE OUR DEBT IN THE FUTURE, WHICH COULD SUBJECT US TO VARIOUS RESTRICTIONS AND HIGHER INTEREST COSTS, AND DECREASE OUR PROFITABILITY. WE ALSO MAY NOT HAVE FINANCING FOR FUTURE STRATEGIC ACQUISITIONS AND
INVESTMENTS. Because historically Lucent provided financing to us and incurred debt at the parent level, our combined financial statements do not include debt. For purposes of including an estimated amount of interest expense that we may have incurred as a stand-alone company, we have assumed that we had certain average debt balances outstanding and we have assumed certain interest rates for this debt. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" for details about these assumptions. Prior to the distribution, Lucent intends to issue up to $800 million of short-term debt under a commercial paper program, which will be assumed by us, subject to certain conditions, at the distribution date. We will not receive any of the proceeds of this commercial paper program. Further, we may substantially increase our debt in the future. We currently anticipate requiring approximately $750 million of additional financing in the first six months after the distribution to fund costs in connection with the planned reorganization and working capital requirements. If our cash flow from operations is less than we expect, we may require more financing. We intend to file a debt shelf registration statement in order to be able to access the capital to fund our operations. The commercial paper program and future indebtedness may impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. We also may incur higher than expected interest expense in servicing our debt, which would decrease our profitability.

     We will need to incur additional debt or issue equity in order to make any strategic acquisition or investment. We cannot assure you that such financing will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, including the commercial paper program we will assume and future indebtedness, and to fund working capital, capital expenditures and strategic acquisitions and investments will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     WE COULD INCUR SIGNIFICANT TAX LIABILITY IF THE CONTRIBUTION OR THE DISTRIBUTION DOES NOT QUALIFY FOR TAX-FREE TREATMENT, WHICH COULD REQUIRE US TO PAY LUCENT A SUBSTANTIAL AMOUNT OF MONEY. Lucent and the Lucent shareowners could incur significant tax liability if the contribution of the businesses or the distribution described in this information statement do not qualify for tax-free treatment. Should this occur, we could be jointly and severally liable for, and could be required to indemnify and pay Lucent for, taxes imposed upon Lucent with respect to the contribution or the distribution.

     Lucent has applied for a private letter ruling from the Internal Revenue Service indicating that the contribution of these businesses and the distribution would not be taxable to Lucent or its shareowners. For a more complete discussion of the ruling and the tax consequences of the distribution being taxable, please see "The Distribution -- Federal Income Tax Consequences."

     Although any U.S. Federal income taxes imposed in connection with the distribution generally would be imposed on Lucent and its shareowners, we would be liable for all or a portion of such taxes in the circumstances described below. First, as part of the distribution, Lucent and we will enter into a tax sharing agreement. This agreement will generally allocate, between Lucent and us, the taxes and liabilities relating to the failure of the contribution or the distribution to be tax-free. In addition, under the tax sharing agreement, if the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes. For a more complete discussion of the allocation of taxes and liabilities between Lucent and us under the tax sharing agreement, please see "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement." Second, aside from the tax sharing agreement, under U.S. Federal income tax laws, we and Lucent would be jointly and severally liable for Lucent's Federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent for any tax liabilities if the contribution or the distribution fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses if Lucent fails to pay them.

     PRIOR TO THE DISTRIBUTION, THERE HAS BEEN NO PUBLIC MARKET FOR OUR COMMON STOCK, WHICH MAY CAUSE OUR COMMON STOCK TO EXPERIENCE VOLATILITY. Prior to the distribution, there has been no trading market for our common stock. We will apply for our common stock to be listed on the New York Stock Exchange. Trading in our common stock may commence on a "when issued" basis prior to the distribution date.

     We cannot assure you as to the prices at which our common stock will trade before, on or after the distribution date. Until our common stock is fully distributed and an orderly market develops, the prices at which such stock trades may fluctuate significantly. In addition, the combined trading prices of Lucent common stock and our common stock after the distribution may be less than, equal to or greater than the trading price of Lucent common stock prior to the distribution. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including, without limitation:

     - the depth and liquidity of the market for our common stock;

     - quarterly fluctuations in operating results;

     - developments affecting demand for our products;

     - changes in earnings estimates or recommendations by analysts; and

     - investor perception of us.

     The market price of our common stock could also fluctuate substantially due to:

     - future announcements concerning our competitors;

     - developments affecting our industry generally;

     - technological innovations; or

     - general economic conditions.

     A NUMBER OF OUR SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE. Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options, or the perception that such sales or exercises might occur, whether as a result of the distribution or otherwise, could cause the market price of our common stock to decline. Upon completion of the distribution, we will have
outstanding an aggregate of           shares of our common stock, assuming no
exercise of outstanding options. All of these shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act. As of March 31, 2000, options to purchase shares of Lucent common stock were outstanding and held by Lucent employees who are expected to become our employees as of the distribution. It is estimated that as a result of the distribution these options would represent options to
purchase           of our shares of common stock, or approximately      of our
outstanding stock. This concentration of stock options relative to the amount of our common stock outstanding will have a dilutive effect on our earnings per share which could adversely affect the market price of our common stock.

CREDITORS OF LUCENT AT THE TIME OF THE DISTRIBUTION MAY ATTEMPT TO CHALLENGE THE DISTRIBUTION AS A FRAUDULENT CONVEYANCE, WHICH COULD RESULT IN OUR SHAREOWNERS BEING REQUIRED TO TURN OVER SOME OR ALL OF THEIR SHARES OF COMMON STOCK. If a court in a lawsuit by an unpaid creditor or representative of creditors of Lucent, such as a trustee in bankruptcy, were to find that, among other reasons, at the time of the distribution, Lucent or we,

     - were insolvent;

     - were rendered insolvent by reason of the distribution;

     - were engaged in a business or transaction for which Lucent's or our remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured,

the court may be asked to void the distribution, in whole or in part, as a fraudulent conveyance. The court could then require that the shareowners return some or all of the shares of our common stock, or require Lucent or us, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, each of Lucent and us, as the case may be, would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. Lucent and we believe that each company will be solvent after the distribution.

     IF THE DISTRIBUTION IS NOT A LEGAL DIVIDEND, IT COULD BE HELD INVALID BY A COURT. The dividend which effects the distribution is subject to the Delaware corporate law. We cannot assure you that a court will not later determine that the distribution was invalid under Delaware law and reverse the distribution. The resulting complications and cost could have a material adverse effect on our prospects and profitability.

RISKS RELATING TO OUR BUSINESS

     OUR PRODUCT REVENUE HAS BEEN DECLINING, AND IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY TO EXPAND OUR SALES IN MARKET SEGMENTS WITH HIGHER GROWTH RATES, OUR REVENUE MAY CONTINUE TO DECLINE AND WE MAY NOT BE PROFITABLE. We have been experiencing declines in revenue from our traditional business, enterprise voice communications products, which represented 53% of total product revenue in fiscal 1999. We expect, based on various industry reports, the compound annual growth rate from 1999 to 2003 of the market segments for these traditional products to be extremely low, at 1.2%. We are implementing a strategy to capitalize on the higher growth opportunities in our market, such as eBusiness communications solutions, including converged voice and data products. Please see "Business-Strategy" for a more detailed description of this strategy. The success of this strategy, however, is subject to many risks, including risks that:

     - we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;

     - customers do not accept our products or new technology or industry standards develop that make our products obsolete; or

     - our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

     The market for our products and services is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and changing customer requests. For example, the recent advances in voice communications over the Internet have created a demand for converged voice and data products that we believe generally did not exist a year ago. If we do not develop new products or enhancements on a timely basis, or if any of our new products or product features do not achieve market acceptance, customers may not purchase our products. If we do not successfully market our new products, they may not achieve market acceptance. A number of factors, including design or manufacturing difficulties, could delay or prevent us from developing, introducing or marketing new products or enhancements. We have fewer resources to acquire or develop and introduce new products as a stand-alone company than we had as a part of Lucent. We must hire additional research and development engineers to complete our research and development capability and compete effectively. Consequently, we may have more difficulties in the future developing and introducing new products on a timely basis. In addition, new product development generally requires a substantial investment before any assurance is available as to its commercial viability. We cannot assure you that any of the eBusiness and converged voice and data products on which we are focusing our research and development investments will achieve broad acceptance in the marketplace or enhance our profitability.

     WE ARE SIGNIFICANTLY CHANGING THE FOCUS OF OUR COMPANY IN ORDER TO CONCENTRATE ON THE DEVELOPMENT AND MARKETING OF EBUSINESS SOLUTIONS, INCLUDING CONVERGED VOICE AND DATA PRODUCTS, AND THE UNCERTAINTY SURROUNDING THIS NEW MARKET OPPORTUNITY MAY RESULT IN A DECREASE IN OUR REVENUE AND
PROFITABILITY. In April 2000, we announced that we are making a significant change in the direction and strategy of our company to focus on the development and sales of advanced products to be used as components of comprehensive eBusiness communications solutions, including products that facilitate the convergence of voice and data networks. In order to implement this change, we must:

     - retrain our sales staff to sell new types of products and improve our marketing of such products;

     - develop relationships with new types of distribution partners;

     - research and develop more data products and products using communications media other than voice traffic, which has historically been our core area of expertise; and

     - build credibility among customers that we are capable of delivering advanced communications solutions beyond our historic product lines.

     Most of these items involve substantial increased costs, and we cannot assure you that we will be successful. If we are not successful, our revenue and profitability may decline. However, even if we are successful in making these changes, our revenue may still decrease if the market opportunity for eBusiness solutions, including converged voice and data products, does not develop in the ways we anticipate. This market opportunity is in its early stages and we can not assure you that:

     - the demand for eBusiness solutions and converged voice and data products will grow as fast as we anticipate;

     - new technologies will cause the market to evolve in a manner different than we expect; or

     - we will be able to obtain a leadership position as this opportunity develops.

     WE MAY NOT BE ABLE TO HIRE AND RETAIN HIGHLY SKILLED EMPLOYEES, WHICH COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY AND MAY CAUSE OUR REVENUE AND PROFITABILITY TO DECLINE. We depend on highly skilled technical personnel to research and develop, market and service new products. To succeed, we must hire and retain employees who are highly skilled in the rapidly changing communications and Internet technologies. In particular, as we implement our strategy of focusing on eBusiness solutions and the convergence of voice and data networks, we will need to:

     - hire a significant number of researchers in order to create a group sufficiently large to support our strategy to continue to introduce innovative products and to offer comprehensive eBusiness solutions;

     - hire more employees with experience developing and providing eBusiness products and services;

     - hire and train a customer service organization to service our multi-service networking products; and

     - retrain our existing sales force to sell converged and eBusiness products and services.

     Individuals who have these skills and can perform the services we need to provide our products and services are scarce. Because the competition for qualified employees in our industry is intense, hiring and retaining employees with the skills we need is both time-consuming and expensive. We might not be able to hire enough of them or to retain the employees we do hire. Recently, the uncertainty surrounding our separation from Lucent has caused retention of our employees to be even more difficult. Our inability to hire and retain the individuals we seek could hinder our ability to sell our existing products, systems, software or services or to develop new products, systems, software or services. For example, a recent loss of a significant percentage of our account managers focused on our data networking products, a product area we believe is important to our further success, has resulted in declines in revenue from these products in the second and third quarters of fiscal 2000. In addition, we are experiencing difficulties in hiring and retaining individuals with these skills in our research and development, sales and service groups. If we do not improve our hiring in these areas, we will not be able to successfully implement many of the strategies described under "Business-Strategy" and our revenue and profitability may decline.

     BECAUSE WE WILL BE CHANGING OUR NAME, OUR CUSTOMERS AND BUSINESS PARTNERS MAY NOT RECOGNIZE OUR NEW BRAND, WHICH COULD ADVERSELY AFFECT OUR SALES AND MARKETING EFFORTS AND CAUSE OUR REVENUE TO DECLINE. Prior to the distribution, we will change our name, and our new name will not include "Lucent." We will change the trademarks and trade names under which we conduct our business to our new name. We will only have use of the Lucent name for a transitional period after the distribution. Because we have previously marketed our products under the Lucent name, our existing customers and business partners and investors generally may not recognize our new brand. We believe that the sale of our products and services has significantly benefitted from the use of the Lucent brand name. The impact of the change in trademarks and trade names cannot be fully predicted and could have a materially adverse impact on our business and results of operations. We plan to incur significant sales and marketing expense to build a new strong brand identity and if we don't succeed, our profitability will be harmed.

     THE TERMINATION OF STRATEGIC ALLIANCES OR THE FAILURE TO FORM ADDITIONAL STRATEGIC ALLIANCES COULD LIMIT OUR ACCESS TO CUSTOMERS AND HARM OUR REPUTATION WITH INVESTORS. Our strategic alliances are important to our success because they are necessary in order for us to offer comprehensive eBusiness solutions, reach a broader customer base and strengthen brand awareness. We may not be successful in creating new strategic alliances on acceptable terms or at all. Under the terms of our separation from Lucent, for a specified period after the distribution, Lucent may terminate specified rights that they granted to us if we enter into strategic alliances with certain named competitors of Lucent. We cannot determine at this time whether this prohibition will adversely affect us in the future. In addition, most of our current strategic alliances can be terminated under various circumstances, some of which may be beyond our control. Further, our alliances are generally non-exclusive, which means our partners may develop alliances with some of our competitors. We may become more reliant on strategic alliances in the future, which would increase the risk to our business of losing these alliances. Because we have announced publicly our strategy to form alliances, as well as announced the alliances we have entered into, early termination of our alliances may harm our reputation with our customers and the investment community. This may cause our stock price to decline, whether or not our alliances were material to our business. Termination of alliances also may cause our revenue to decline to the extent we are unable to deliver new products or our customer base is reduced.

     BECAUSE WE ARE TARGETING ENTERPRISES FOCUSED ON EBUSINESS, OUR SUCCESS DEPENDS LARGELY ON THE WIDESPREAD ACCEPTANCE OF EBUSINESS AND THE INTERNET. The use and growth of the Internet is of critical importance to our strategy of focusing on the development and sales of eBusiness solutions, which often involve electronic networks, applications and other business functions that use the Internet. Because we intend to target enterprises focusing on incorporating eBusiness into their operations, if usage of the Internet does not continue to grow, or grows at a rate significantly lower than current trends, our business prospects will be harmed.

     The continued adoption of eBusiness and other uses of the Internet depends on many factors that are outside our control. These factors include the following:

     - development of cost-effective technology and applications that allow enterprises to adopt eBusiness solutions;

     - availability of new technology standards that facilitate easier integration of multiple vendors' technology and applications;

     - the performance and reliability of the Internet may decline as usage grows;

     - use of the Internet may decline if security and authentication concerns regarding transmission of confidential information over the Internet and attempts by unauthorized users, or hackers, to penetrate online security systems grow; and

     - use of the Internet may decline if the ability to gather information about Internet users without their knowledge or consent results in increased concerns about privacy protection or federal, state or foreign governments adopt restrictive laws or regulations relating to the Internet.

     An example of the potential effect of these factors on our products is the restrictions adopted by the European Union and some European countries on the use of customer data. If other countries, regions or states adopt legislation or other restrictions on the use of customer data or customer profiling technologies, or if existing legislation or restrictions become more stringent, our customer relationship management products and services may be less useful to our clients and our revenue from these products may decline. These customer relationship management solutions are dependent on the use of customer data collected from various sources, including information collected on Web sites, as well as other data derived from customer registrations, billings, purchase transactions and surveys.

     OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS BECAUSE OF MANY FACTORS, ANY OF WHICH COULD ADVERSELY AFFECT OUR STOCK
PRICE. Our quarterly financial results vary from quarter to quarter, primarily because the compensation system for our sales force focuses on achieving full year results and because many of our customers' buying behaviors fluctuate based on their fiscal year. For example, our product revenue in the first fiscal quarter of 1999 and in the fourth fiscal quarter of 1999 was approximately $1.4 billion and approximately $1.9 billion, respectively. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may decline.

     WE PLAN TO EXPAND OUR INTERNATIONAL SALES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS AND MAY CAUSE OUR PROFITABILITY TO DECLINE DUE TO INCREASED COSTS. We intend to continue to pursue growth opportunities internationally. In many countries outside the United States, long-standing relationships between our potential customers and their local providers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require significant investments for an extended period before returns on such investments, if any, are realized. For example, to execute our strategy to expand internationally we are incurring additional costs to enter into strategic alliances focused on international sales and expanding our presence in high growth countries. International operations are subject to a number of other risks and potential costs, including:

     - the risks that because our new brand will not be locally recognized, we must spend significant amounts of time and money to build a brand identity without certainty that we will be successful;

     - unexpected changes in regulatory requirements;

     - inadequate protection of intellectual property in foreign countries;

     - adverse tax consequences;

     - dependence on developing relationships with qualified local distributors, dealers, value-added resellers and systems integrators; and

     - political and economic instability.

     We cannot assure you that we will be able to overcome these barriers, or that we will not incur significant costs in addressing these potential risks. For example, we believe our association with the Bell Laboratories name is particularly important in our international markets and our limited ability to use this name after the distribution may cause a disruption in our international sales. Sales to our international customers are denominated in either local currency or U.S. dollars, depending on the country or channel used to fulfill the customers' order. In addition to the foreign currency risk for our receivables, there is additional risk associated with the fact that most of our products or components are manufactured or sourced from the United States. Should the U.S. dollar strengthen against a local currency, the impact may hamper our ability to compete with other competitors, preventing us from increasing our revenue and profitability in international markets. We manage our net currency exposure through currency forward contracts and currency options. Any of these factors could prevent us from increasing our revenue and profitability in international markets.

     IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS AND FUTURE PROSPECTS MAY BE HARMED. Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to evaluate and these measures may not provide adequate protection for our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business and future prospects because we believe that developing new products and technology that are unique to us is critical to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

     IF OTHERS CLAIM THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY, WE COULD INCUR SIGNIFICANT EXPENSES OR BE PREVENTED FROM SELLING OUR PRODUCTS OR SERVICES. We cannot assure you that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction against use of our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our business and profitability.

     We have historically indemnified our customers for some of the costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure, though we generally exclude coverage where infringement arises out of the combination of our products with products of others. This policy could have a material adverse effect on our business and our profitability.

     OUR RELIANCE ON LUCENT AS THE SINGLE SOURCE OF SOME OF OUR MULTI-SERVICE NETWORKING PRODUCTS COULD LEAD TO DELAYS, ADDITIONAL COSTS, PROBLEMS WITH OUR CUSTOMERS AND POTENTIAL CUSTOMERS AND LOSS OF REVENUE. Historically, Lucent has been the only supplier of some of our multi-service networking products, including the Access Point(R) virtual private network product, PacketStar(TM) AX ATM access servers and our firewall/ virtual private network gateway products. Although these products represented less than 1% of our total product revenue in fiscal 1999, these products are important to our strategy to provide comprehensive eBusiness solutions to our customers and we expect some of these products to increase as a percentage of product revenue over time. In addition, we purchase the fiber components of our SYSTIMAX structured cabling systems and our wireless local area networking products from Lucent on an original equipment manufacturer, or OEM, basis and we also have purchased some semiconductor components directly from Lucent. At the distribution, we intend to enter into agreements with Lucent to procure these products. If, for any reason, Lucent stops selling these products to us at commercially reasonable prices, we could experience significant delays and cost increases, as well as product image problems. Any of these problems could damage relationships with current or prospective customers and distribution partners which could adversely affect our operating results in a given period and impair our ability to generate future sales. Please see "Business-Manufacturing and Supplies" for a more detailed description of the products for which we have a sole supply source.

     IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR REORGANIZATION PLAN, WE MAY EXPERIENCE DISRUPTIONS IN OUR OPERATIONS AND INCUR HIGHER ONGOING COSTS, WHICH MAY CAUSE OUR PROFITABILITY TO DECLINE. In connection with our separation from Lucent, we are engaging in a comprehensive review of our operations, including our organizational structure, products and services and market segments, with a view toward improving our profitability and business performance as a stand-alone company. As a result of this review, we expect to announce a reorganization plan in the fourth quarter of 2000, and a related restructuring charge. We also have announced an initiative to outsource substantially all our manufacturing other than the manufacturing of our structured cabling systems. The transition to outsourcing substantially all of our manufacturing may involve disruptions in supply, including from the consolidation of existing facilities prior to selling our facilities in connection with our outsourcing strategy. The reorganization plan also may disrupt our operations and cause our profitability to decline.

     WE MAY ACQUIRE OTHER BUSINESSES OR FORM JOINT VENTURES THAT COULD NEGATIVELY AFFECT OUR PROFITABILITY AND DILUTE EXISTING SHAREOWNERS. The pursuit of additional technology, services or distribution channels through acquisitions or joint ventures is an aspect of our business strategy. We may not identify or complete these transactions in a timely manner, on a cost effective basis or at all, and we may not realize the benefits of any acquisition or joint venture. Also, we may be limited in the amount of our stock that we can issue to make acquisitions, because the issuance of our stock may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Lucent against that tax. See "The Distribution -- Federal Income Tax Consequences of the Distribution" and "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussions of
Section 355(e) and the tax sharing agreement between Lucent and us.

     While we have been involved in acquisition activities as part of Lucent, we will have limited experience in acquisition activities as a stand-alone company and may have to devote substantial time and resources in order to complete acquisitions. There may also be risks of entering markets in which we have no or limited prior experience. In addition, if we were to make any acquisitions, we could:

     - issue equity securities that would dilute our shareowners;

     - incur debt which could involve restrictive covenants;

     - assume unknown or contingent liabilities; or

     - experience negative effects on our reported results of operations from acquisition-related charges and of amortization of acquired technology, goodwill and other intangibles.

     OUR INDUSTRY IS HIGHLY COMPETITIVE AND IF WE CANNOT EFFECTIVELY COMPETE, OUR REVENUE MAY DECLINE. The market for our products and services is very competitive and subject to rapid technological advances. We expect the intensity of competition to continue to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter the market. Increased competition also may result in price reductions, reduced gross margins and loss of market share. Our failure to maintain and enhance our competitive position would adversely affect our business and prospects.

     Following our separation from Lucent, we may compete against Lucent in some of our current or future market segments. We also compete with a number of equipment manufacturers and software companies in selling our communications systems and software. Further, our customer relationship management professional services consultants compete against a number of professional services firms. For the names of our competitors in our various market segments, please see "Business -- Competition." Some of our customers and strategic partners are also competitors of ours. We expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

     The sizes of our competitors vary across our market segments, as do the resources we have allocated to the segments we target. Therefore, many of our competitors have greater financial, personnel, capacity and other resources than we have in each of our market segments or overall. As a result, our competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in client requirements. Competitors with greater financial resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners. We cannot assure you that we will be able to compete successfully against existing or future competitors.

     THE TERMS OF OUR SEPARATION FROM LUCENT, ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS, OUR RIGHTS AGREEMENT AND PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY
FAVOR. Under the terms of the Contribution and Distribution Agreement between us and Lucent, if a change of control of us, as defined in the agreement, occurs prior to a specified period after the distribution, Lucent could terminate or cause us to reconvey some of the rights granted under the agreements which we are entering into with Lucent, including important intellectual property rights. This may discourage a change of control transaction during that period. Provisions of our certificate of incorporation and bylaws, our Rights Agreement and provisions of applicable Delaware law, which will be in effect after the distribution, may discourage, delay or prevent a merger or other change of control that shareowners may consider favorable. The provisions of our certificate of incorporation and bylaws, among other things, will:

     - divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

     - limit the right of shareowners to remove directors;

     - regulate how shareowners may present proposals or nominate directors for election at annual meetings of shareowners; and

     - authorize our board of directors to issue preferred stock in one or more series, without shareowner approval.

     The provisions of our certificate of incorporation and by-laws, our Rights Agreement and provisions of Delaware law could:

     - have the effect of delaying, deferring or preventing a change of control of our company;

     - discourage bids for our common stock at a premium over the market price;
       or

     - impede the ability of the holders of our common stock to change our management.

Please see "Relationship Between Lucent and Our Company After the
Distribution -- Contribution and Distribution Agreement," "Description of Capital Stock -- Anti-takeover Effect of Certain Provisions of Our Certificate of Incorporation and By-laws," "Description of Capital Stock -- Rights Agreement" and "Description of Capital Stock -- Delaware Business Combination Statute" for a more detailed description of these agreements and provisions.

     Also, under Section 355(e) of the Internal Revenue Code the distribution would be treated as a taxable transaction if 50% or more of the stock of Lucent or us is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of our stock or Lucent's stock within two years before or after the distribution are presumed to be part of such a plan, although Lucent or we may be able to rebut that presumption. If such an acquisition of our stock triggers the application of
Section 355(e), under the tax sharing agreement we would be required to indemnify Lucent for the resulting tax. This indemnity obligation might discourage, delay or prevent a change of control that shareowners may consider favorable. Please see "The Distribution -- Federal Income Tax Consequences of the Distribution" and "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussion of Section 355(e) and the tax sharing agreement between Lucent and us.

                           FORWARD LOOKING STATEMENTS

     This information statement contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after we distribute this information statement, whether as a result of new information, future events or otherwise.

     Important factors that could cause actual outcomes and results to differ materially from the forward looking statements we make in this information statement include the factors described under "Risk Factors" and the following factors:

     - increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

     - rapid technological developments and changes and our ability to continue to introduce competitive new products and services on a timely, cost-effective basis in commercially available quantities;

     - the mix of products and services;

     - the achievement of lower costs and expenses;

     - the ability to attract and retain talent in key technological areas;

     - the ability to form and implement alliances and address gaps in technology;

     - customer demand for our products and services;

     - the ability to market our products and services effectively;

     - the ability to successfully integrate acquired companies;

     - U.S. and foreign governmental and public policy changes that may affect the level of new investments and purchases made by customers;

     - changes in environmental and other U.S. and foreign governmental regulations;

     - protection and validity of patent and other intellectual property rights;

     - the outcome of pending and future litigation and governmental proceedings; and

     - the continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support our future operations.

     These are representative of the future factors that could affect the outcome of the forward looking statements in this information statement. In addition, such statements could be affected by general industry and market conditions and growth rates, economic conditions worldwide and other future factors.

                                DIVIDEND POLICY

     We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors.

                                 CAPITALIZATION

     The following table sets forth our combined capitalization as of March 31, 2000, on a historical and pro forma basis, to give effect to the distribution and the transactions related to the distribution. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the unaudited pro forma condensed financial statements and notes thereto included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical combined financial statements for the distribution and the transactions related to the distribution to derive the pro forma capitalization described below, please see "Unaudited Pro Forma Condensed Financial Statements."

                                                                 AS OF MARCH 31, 2000
                                                              --------------------------
                                                              HISTORICAL      PRO FORMA
                                                              (UNAUDITED)    (UNAUDITED)
                                                              -----------    -----------
                                                                (DOLLARS IN MILLIONS)
Commercial paper............................................    $   --         $  650
Debt........................................................         7              7
                                                                ------         ------
          Total debt........................................         7            657
                                                                ------         ------
SHAREOWNERS' EQUITY:
  Common stock, par value $0.01 per share,
     authorized, issued and outstanding as of March 31,
     2000...................................................        --             --
  Additional paid in capital................................        --          1,203
  Owner's net investment....................................     1,853             --
  Accumulated other comprehensive loss......................       (60)           (60)
                                                                ------         ------
          Total shareowners' equity.........................     1,793          1,143
                                                                ------         ------
          Total capitalization..............................    $1,800         $1,800
                                                                ======         ======

     Pro forma commercial paper reflects the assumption by us from Lucent of $650 million of short-term debt under a commercial paper program that Lucent will enter into prior to the distribution. We will not receive any of the proceeds of this $650 million commercial paper program. The final amount of this commercial paper program has not yet been finalized but is expected to be between $500 million and $800 million. Accordingly, for purposes of this capitalization table, we have used the mid-point of the range, $650 million.

     We currently anticipate requiring approximately $750 million of additional financing in the first six months after the distribution to fund costs in connection with the planned reorganization and working capital requirements. We have not yet finalized the amount of additional financing we will require because we are currently developing our reorganization plan, reviewing our capital structure and examining other costs and expenses we may incur as a stand-alone company. We also have not yet determined the type of financing. Our ability to issue equity is constrained because the issuance of our common stock under certain circumstances may cause the distribution to be taxable to Lucent under section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Lucent against that tax. See "The Distribution Federal Income Tax Consequences of the Distribution" and "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussion of Section 355(e) and the tax sharing agreement between Lucent and us. In addition, we may refinance all or a portion of the commercial paper program we are assuming from Lucent with long-term or other short-term debt.

     On a historical basis, the amount of Lucent's net investment in us was recorded as Owner's net investment in our combined financial statements. The pro forma, as adjusted, amount of common stock is based on each holder of Lucent common stock receiving a dividend of one share of our common stock for every
          shares of Lucent common stock and there being           shares of
Lucent common stock outstanding as of                , 2000.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth our selected financial information derived from our unaudited combined financial statements for the fiscal year ended and as of December 31, 1995 and for the nine months ended and as of September 30, 1996, which are not included in this information statement, the combined financial statements for the fiscal years ended and as of September 30, 1997, 1998 and 1999, and our unaudited interim combined financial statements as of and for the six months ended March 31, 1999 and 2000. In our opinion, all adjustments, which consist only of normal and recurring accruals, considered necessary for a fair presentation have been included in our unaudited combined financial statements. Per share data for net income and dividends have not been presented because we were operated through divisions and subsidiaries of Lucent for the periods presented. The historical financial information may not be indicative of our future performance as an independent company. The selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed financial statements and the notes thereto and the combined financial statements and the notes thereto included elsewhere in this information statement.

     In reviewing the selected financial information, please note the following:

    - In fiscal 1996, we changed our fiscal year end from December 31 to September 30.

    - The selected statement of income information reflects the purchase of Octel Communications Corporation in September 1997.

    - The purchased in-process research and development is attributable to certain acquisitions in 1998 and 1997.

    - Effective October 1, 1998, we changed our method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs.

    - Total debt represents debt attributable to our ownership in foreign entities and does not reflect the amount of financing we will have as a stand-alone company after the distribution.

                              SIX MONTHS   SIX MONTHS                               NINE MONTHS
                                ENDED        ENDED      YEAR ENDED SEPTEMBER 30,       ENDED        YEAR ENDED
                              MARCH 31,    MARCH 31,    ------------------------   SEPTEMBER 30,   DECEMBER 31,
                                 2000         1999       1999     1998     1997        1996            1995
                              ----------   ----------   ------   ------   ------   -------------   ------------
                                                            (DOLLARS IN MILLIONS)
STATEMENT OF INCOME INFORMATION:
Revenue.....................    $3,779       $3,832     $8,268   $7,754   $6,413      $4,544          $5,643
Purchased in-process
  research and
  development...............        --           --         --      306      472          --              --
Cumulative effect of
  accounting change.........        --           96         96       --       --          --              --
Net income (loss)...........       135           66        282       43     (148)        176             385

                                AS OF                             AS OF SEPTEMBER 30,                 AS OF
                              MARCH 31,                 ----------------------------------------   DECEMBER 31,
                                 2000                    1999     1998     1997        1996            1995
                              ----------                ------   ------   ------   -------------   ------------
                                                            (DOLLARS IN MILLIONS)
BALANCE SHEET INFORMATION:
Total assets................    $3,977                  $4,239   $4,177   $3,340      $2,391          $2,157
Total debt..................         7                      10       14       25           7               2

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The unaudited pro forma condensed financial statements reported below should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the notes thereto included elsewhere in this information statement. The following unaudited pro forma condensed financial statements have been prepared giving effect to the distribution and the related transactions as if it occurred as of March 31, 2000, for the unaudited pro forma condensed balance sheet and as of October 1, 1998, for the unaudited pro forma condensed statements of income.

     The pro forma financial statements give pro forma effect to the assumption by us from Lucent of $650 million of short-term debt under a commercial paper program that Lucent will enter into prior to the distribution. We will not receive any of the proceeds of this commercial paper program. The final amount of this commercial paper program has not yet been finalized but is expected to be between $500 million and $800 million. Accordingly, for purposes of these unaudited pro forma condensed financial statements, we have used the mid-point of the range, $650 million. This pro forma adjustment is based upon available information and assumptions that we believe are reasonable. After the distribution, we may refinance all or a part of this commercial paper program with long-term or other short-term debt.

     These unaudited pro forma condensed financial statements do not reflect many significant changes that may occur after the distribution in our financing plans and cost structure, including costs or savings related to our planned reorganization or our manufacturing initiative. In particular, we have not made adjustments for the following items:

     - our anticipated requirement for approximately $750 million of additional financing in the first six months after the distribution to fund costs in connection with the planned reorganization and working capital requirements; and

     - the balance sheet impact of the net assets we will receive in connection with the assets and liabilities of Lucent's pension and postretirement benefit plans that will be transferred to us in connection with the employees that will be transferred to us in connection with the distribution.

     We have not yet finalized the amount of additional financing we will require because we are currently developing our reorganization plan, reviewing our capital structure and examining other costs and expenses we may incur as a stand-alone company. We have not included the balance sheet impact of our future net assets in connection with pension and postretirement benefits because we and Lucent have not yet finalized the amount of the assets and liabilities to be transferred.

     The unaudited historical pro forma condensed balance sheet and statements of income included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. Lucent did not account for us as, and we were not operated as, a single-stand alone entity for the periods presented.

                                LUCENT EN CORP.

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME
                    FOR THE SIX MONTHS ENDED MARCH 31, 2000
                             (DOLLARS IN MILLIONS)

                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             ----------    -----------    ---------
Revenue....................................................   $ 3,779                      $ 3,779
Costs......................................................    (2,089)                      (2,089)
                                                              -------                      -------
  Gross margin.............................................     1,690                        1,690
Operating expenses.........................................    (1,479)                      (1,479)
                                                              -------                      -------
  Operating income.........................................       211                          211
Other income, net..........................................        54                           54
Interest expense...........................................       (42)            17(A)        (25)
                                                              -------                      -------
  Income before income taxes...............................       223                          240
Provision for income taxes.................................       (88)            (7)(B)       (95)
                                                              -------       --------       -------
Net income.................................................   $   135             10       $   145
                                                              =======                      =======
PRO FORMA EARNINGS PER SHARE(C):
Basic (based on        shares outstanding).................   $                            $
                                                              =======                      =======
Diluted (based on        shares outstanding)...............   $                            $
                                                              =======                      =======

 See accompanying notes to unaudited pro forma condensed financial statements.

                                LUCENT EN CORP.

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999
                             (DOLLARS IN MILLIONS)

                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             ----------    -----------    ---------
Revenue....................................................   $ 8,268                      $ 8,268
Costs......................................................    (4,564)                      (4,564)
                                                              -------                      -------
  Gross margin.............................................     3,704                        3,704
Operating expenses.........................................    (3,335)                      (3,335)
                                                              -------                      -------
  Operating income.........................................       369                          369
Other income, net..........................................        28                           28
Interest expense...........................................       (90)          46(A)          (44)
                                                              -------                      -------
  Income before income taxes...............................       307                          353
Provision for income taxes.................................      (121)         (18)(B)        (139)
                                                              -------         ----         -------
  Income before cumulative effect of accounting change.....       186           28             214
Cumulative effect of accounting change.....................        96           --              96
                                                              -------         ----         -------
Net income.................................................   $   282           28         $   310
                                                              =======         ====         =======
PRO FORMA EARNINGS PER SHARE(C):
Basic (based on           shares outstanding)..............   $                            $
                                                              =======                      =======
Diluted (based on           shares outstanding)............   $                            $
                                                              =======                      =======

 See accompanying notes to unaudited pro forma condensed financial statements.

                                LUCENT EN CORP.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                              AS OF MARCH 31, 2000
                             (DOLLARS IN MILLIONS)

                                                         HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                         ----------      -----------      ---------
ASSETS:
Cash and cash equivalents..............................   $   159                          $   159
Receivables, less allowances...........................     1,482                            1,482
Inventories............................................       833                              833
Other current assets...................................       230                              230
                                                          -------                          -------
          Total current assets.........................     2,704                            2,704
Property, plant and equipment, net.....................       698                              698
Prepaid pension costs..................................        --                               --
Other assets...........................................       575                              575
                                                          -------                          -------
          Total assets.................................   $ 3,977                          $ 3,977
                                                          =======                          =======
LIABILITIES:
Current liabilities....................................   $ 1,394                          $ 1,394
Commercial paper.......................................        --              650(D)          650
                                                          -------         --------         -------
          Total current liabilities....................     1,394              650           2,044
Long-term debt.........................................         2                                2
Other liabilities......................................       788               --             788
                                                          -------         --------         -------
          Total liabilities............................     2,184              650           2,834
                                                          -------         --------         -------
SHAREOWNERS' EQUITY:
Preferred stock, par value $1.00 per share,
  authorized and none outstanding as of March 31,
  2000.................................................        --                               --
Common stock, par value $0.01 per share,
  authorized and outstanding as of March 31, 2000......        --               --
Additional paid-in capital.............................        --            1,203(E)        1,203
Owner's net investment.................................     1,853             (650)(D)          --
                                                                            (1,203)(E)

Accumulated other comprehensive loss...................       (60)              --             (60)
                                                          -------         --------         -------
          Total shareowners' equity....................     1,793             (650)          1,143
                                                          -------         --------         -------
          Total liabilities and shareowners' net
            investment.................................   $ 3,977               --         $ 3,977
                                                          =======                          =======

 See accompanying notes to unaudited pro forma condensed financial statements.

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

(A) This adjustment reflects the elimination of the interest expense associated with the assumed $1,320 million of average debt balance for fiscal 1999 and $1,076 million of average debt balance for the six months ended March 31, 2000, included in the historical statements of income, and gives effect to the interest expense associated with the assumption by us of $650 million of commercial paper at the time of the distribution, as described in note (D) below. This adjustment does not reflect our anticipated requirement for approximately $750 million of additional financing in the first six months after the distribution to fund costs in connection with the planned reorganization and working capital requirements.

                                                                    FOR FISCAL
                                             FOR SIX MONTHS         YEAR ENDED
                                             ENDED MARCH 31,       SEPTEMBER 30,
                                                  2000                 1999
                                             ---------------    -------------------
Interest expense reflected in the
  historical financial statements..........        $42                  $90
Interest expense on $650 million of
  commercial paper at 7.8% and 6.8% for the
  six months ended March 31, 2000, and
  fiscal year ended September 30, 1999,
  respectively.............................         25                   44
                                                   ---                  ---
Adjustment.................................        $17                  $46
                                                   ===                  ===

(B) To reflect the tax effect of the pro forma adjustments at the tax rate of 39%.

(C) The computation of pro forma basic earnings per share for the periods presented is based upon the anticipated number of common shares outstanding upon completion of the distribution. The computation of pro forma diluted earnings per share assumes the outstanding Lucent options held by our employees will be converted into options to purchase our common stock. The actual number of options assumed will not be determined until after the distribution, when it is determined which Lucent employees have become our employees.

(D) Represents the short-term debt of $650 million expected to be issued by Lucent under a commercial paper program, which we will assume on the distribution date. It is contemplated that Lucent will retain the proceeds of all borrowings under the commercial paper program and that, on the distribution date, Lucent will be released from all of its obligations under the program. As a result, we will become obligated to satisfy all payments and other terms under the commercial paper program.

(E) On a historical basis, this amount reflects Lucent's net investment in us, which was recorded as Owner's net investment in our combined financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with the combined financial statements and the notes thereto, and the unaudited pro forma condensed financial statements and the notes thereto, included elsewhere in this information statement. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements. Please see "Forward Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW

     We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems.

     We report our operations in three segments: Communications Solutions, Services and Connectivity Solutions. The Communications Solutions segment represents our core businesses, comprised of our enterprise voice communications systems and software, communications applications, professional services for customer and enterprise relationship management, multi-service networking products and product installation services. The purchase prices of our products typically include installation. The Services segment represents our maintenance and value-added services. The Connectivity Solutions segment represents our structured cabling systems and our electronic cabinets. The results of our corporate operations are recorded in corporate and other.

     The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total revenue, excluding corporate and other revenue:

                                               SIX MONTHS
                                                 ENDED            FISCAL YEAR ENDED
                                               MARCH 31,            SEPTEMBER 30,
                                             --------------    -----------------------
                                             2000     1999     1999     1998     1997
                                             -----    -----    -----    -----    -----
                                                           (PERCENTAGES)
OPERATING SEGMENT
Communications Solutions...................   59.1%    59.7%    61.6%    59.2%    59.9%
Services...................................   25.3     24.1     23.0     22.6     23.8
Connectivity Solutions.....................   15.6     16.2     15.4     18.2     16.3
                                             -----    -----    -----    -----    -----
          Total............................  100.0%   100.0%   100.0%   100.0%   100.0%
                                             =====    =====    =====    =====    =====

     SEPARATION FROM LUCENT

     We were incorporated under the laws of the State of Delaware on February 16, 2000, as a wholly owned subsidiary of Lucent. We will have no material assets or activities until the contribution to us by Lucent, of the businesses described in this information statement, which is expected to occur immediately prior to the distribution. Lucent conducted such businesses through various divisions and subsidiaries. Following the distribution, we will be an independent public company, and Lucent will have no continuing stock ownership interest in us. Prior to the distribution, we will enter into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of ongoing commercial relationships, including product supply arrangements. The interim services agreement provides for specified charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. With limited exceptions, these interim services are not expected to extend beyond March 31, 2001. The pricing terms for goods and services covered by the commercial agreements will reflect negotiated prices. Please see "Relationship Between Lucent and Our Company After the Distribution" for a more detailed discussion of these agreements.

     Our combined financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the businesses to be transferred to us from Lucent as part of the distribution. The financial information included herein, however, may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented.

     Cash, cash equivalents, debt and interest expense. Lucent uses a centralized approach to cash management and the financing of its operations. Our cash deposits are transferred to Lucent on a regular basis. As a result, none of Lucent's cash, cash equivalents or debt at the corporate level were allocated to us in our combined financial statements. We have assumed for purposes of calculating interest expense that we would have had average debt balances of $1,076 million for the six months ended March 31, 2000, and $1,320 million, $1,439 million and $825 million, for fiscal 1999, 1998 and 1997, respectively. The amount of debt incurred for purposes of calculating interest expense reflects our estimates for the amount of debt we would have needed during these periods to fund our operations, including to fund our capital expenditures and acquisitions. For purposes of our combined financial statements, we have assumed average interest rates of 7.8% for the six months ended March 31, 2000, and, 6.8%, 6.5% and 7.1% per annum, for fiscal 1999, 1998 and 1997, respectively. The interest rates used are estimates of what we believe we would have obtained with a "BBB" rating, the assumed credit rating of our company after the distribution. Although we believe our estimates are reasonable, these amounts of debt and interest rates are not necessarily indicative of the amount of debt and related interest rates we actually would have had if we were a stand-alone company during all periods presented.

     Corporate overhead and basic research. The combined financial statements include allocations of Lucent corporate headquarter's assets, liabilities and expenses relating to our businesses. General corporate overhead has been either allocated based on the ratio of our costs and expenses to Lucent's costs and expenses or based on our revenue as a percentage of Lucent's total revenue, as appropriate. General corporate overhead primarily includes cash management, legal, accounting, tax, insurance and data services and amounted to $175 million for the six months ended March 31, 2000, and $449 million, $425 million and $335 million for fiscal 1999, 1998 and 1997, respectively. The costs of these services charged to us are not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone company. We believe, however, these allocations are reasonable based on our historical operations.

     The combined financial statements also include an allocation from Lucent to fund a portion of the costs of basic research conducted by Lucent's Bell Laboratories. This allocation was based on our revenue as a percentage of Lucent's total revenue. This allocation amounted to $36 million, for the six months ended March 31, 2000, and $78 million, $66 million and $59 million for fiscal 1999, 1998 and 1997, respectively. The costs of this research charge to us are not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone company. Following the distribution, we will satisfy our corporate overhead and basic research requirements using our own resources or through purchased services.

     We intend to invest an amount equal to approximately 9% of our total revenue in fiscal 2001 in research and development. These investments represent a significant increase over our investments in research and development over the previous three fiscal years which was approximately 6% of total revenue for each of those years. Although we will spend a significant portion of our budget on hiring research personnel as we build our group, we believe our investments will be more effective than historically because our efforts will be focused on our products. As a part of Lucent, we funded a portion of Lucent's basic research, which research was not necessarily beneficial for our business.

     Benefit obligations. At the distribution, we will assume responsibility for pension and postretirement benefits for our active employees. Obligations related to retired and terminated vested employees as of

September 30, 2000 will remain the responsibility of Lucent. Until the distribution, our employees are participants in the Lucent pension plans and, upon retirement, will be participants in Lucent's postretirement benefit plans. Lucent has managed its employee benefit plans on a consolidated basis and separate company information is not readily available. Therefore, our share of the Lucent plans' assets and liabilities are not included in our combined financial statements. For purposes of the financial statements, the pension and postretirement costs were based on estimated assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for us.

     Income taxes. Income taxes were calculated as if we filed separate tax returns. However, Lucent was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company.

     REORGANIZATION PLAN AND THE MANUFACTURING INITIATIVE

     We believe there are a number of opportunities as a stand-alone company to significantly improve our profitability and business performance. In connection with the distribution, we are currently engaged in a comprehensive review of our operations, including our organizational structure, products and services and market segments, with a view toward improving our profitability and business performance as a stand-alone company. As a result of this review, we expect to announce a reorganization plan, with a related restructuring charge, in the fourth quarter of fiscal year 2000. We are a transaction intensive business in all our customer relationship activities including manufacturing, selling, ordering, shipping, servicing and collections. We intend to focus our reorganization plan, among other things, on reducing the cost of these activities through a variety of mechanisms.

     We also have announced a manufacturing initiative to outsource substantially all our manufacturing other than the manufacturing of our structured cabling systems. By outsourcing our manufacturing to contractors whose business is to manufacture sophisticated electronics equipment, we believe we will be able to focus on our strengths in developing innovative software and systems and on increasing and improving our services offerings, while still providing high quality products to our customers. We believe that outsourcing our manufacturing will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures. We expect to implement the reorganization plan we are currently developing and the manufacturing initiative by the end of 2001.

     ACQUISITIONS

     As part of our continued efforts to broaden our portfolio of product offerings, Lucent, on our behalf, completed the following key acquisitions during fiscal 1999, 1998 and 1997:

July 1999       Merger with Mosaix, Inc., a provider of software that links an enterprise's front and back offices. Lucent issued 2.6
                million shares of Lucent common stock, with a value of $145 million, for all of the outstanding stock of Mosaix. The
                transaction was accounted for by Lucent as a pooling of
                interests.
August 1998     Acquisition of Lannet Ltd., an Israeli-based producer of
                multi-service networking products. The purchase price was
                $115 million in cash.
July 1998       Acquisition of SDX Business Systems PLC, a United
                Kingdom-based provider of multi-service networking products.
                The purchase price was $207 million in cash.
January 1998    Acquisition of Prominet Corporation, a producer of
                multi-service networking products. The purchase price was
                $199 million of Lucent common stock.
September 1997  Acquisition of Octel Communications Corporation, a provider of voice, fax and electronic messaging technologies to
                service providers and enterprises. The total purchase price was approximately $1.8 billion, in cash, and the enterprise portion of that business along with $724 million of the
                purchase price was allocated to us.
October 1996    Acquisition of Agile Networks, Inc., a provider of
                multi-service networking products. The purchase price was
                $135 million in cash.

     REVENUE

     We derive revenue primarily from the sales of communication systems and software. We sell our products both directly through our worldwide sales force and indirectly through our global network of approximately 4,300 distributors, dealers, value-added resellers, system integrators and contractors. The purchase price of our systems and software typically includes installation and a one-year warranty. We also derive revenue from:

     - maintenance services, including services provided under maintenance contracts and on a time and material basis;

     - professional services for customer and enterprise relationship management; and

     - value-added services for outsourcing messaging and other parts of communication systems.

     Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for value-added services typically have terms that range from one to seven years.

     Revenue from sales of communications systems and software is recognized when contractual obligations have been satisfied, title and risk of loss has been transferred to the customer and collection of the resulting receivable is reasonably assured. Revenue from the direct sales of products with installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. Our indirect sales to distribution partners are recognized at the time of shipment if all contractual obligations have been satisfied. For our value-added services, professional services and services performed under maintenance contracts, we recognize revenue ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance. We accrue a provision for estimated sales returns and other allowances as a reduction of revenue at the time of revenue recognition, as required.

     COSTS AND OPERATING EXPENSES

     Our costs of product consist primarily of materials and components, labor and manufacturing overhead. Our costs of service consist primarily of labor, parts and service overhead. Our selling, general and administrative expenses and research and development expenses consist primarily of salaries, commissions, benefits and other miscellaneous items. Please see "-- Purchased In-Process Research and Development" for a discussion of this line item.

     OPERATING TRENDS

     We have been, and intend to continue to, increase the percentage of our sales made through our distribution partners. To further this strategy, in March 2000, we sold our primary distribution function for our voice communications systems for small and mid-sized enterprises to Expanets, Inc. As the percentage of our sales through distribution partners increases, if sales volume remained the same, our revenue would decline. We expect, however, that the reduction in our operating costs and expenses as a result of this shift to distribution partners should offset the decline in revenue.

RESULTS OF OPERATIONS

     The following table sets forth line items from our combined statements of income as a percentage of revenue for the periods indicated:

                                                SIX MONTHS             YEAR ENDED
                                             ENDED MARCH 31,          SEPTEMBER 30,
                                             ----------------    -----------------------
                                              2000      1999     1999     1998     1997
                                             ------    ------    -----    -----    -----
                                                            (PERCENTAGES)
Revenue....................................  100.0%    100.0%    100.0%   100.0%   100.0%
Costs......................................   55.3      56.1      55.2     53.0     51.2
                                             -----     -----     -----    -----    -----
Gross margin...............................   44.7      43.9      44.8     47.0     48.8
Operating expenses
  Selling, general and administrative......   33.2      37.7      33.8     33.6     34.1
  Research and development.................    5.9       7.0       6.5      5.5      5.4
  Purchased in-process research and
     development...........................     --        --        --      3.9      7.4
                                             -----     -----     -----    -----    -----
Total operating expenses...................   39.1      44.7      40.3     43.0     46.9
Operating income (loss)....................    5.6      (0.8)      4.5      4.0      1.9
Other income-net...........................    1.4       0.6       0.3      0.3      0.3
Provision for (benefit from) income
  taxes....................................    2.3      (0.5)      1.5      2.5      3.6
Net income (loss)..........................    3.6%      1.7%      3.4%     0.6%    (2.3)%

SIX MONTHS ENDED MARCH 31, 2000 COMPARED TO SIX MONTHS ENDED MARCH 31, 1999

     The following table shows the change in revenue, both in dollars and in percentage terms:

                                                   SIX MONTHS ENDED
                                                      MARCH 31,            CHANGE
                                                   ----------------    --------------
                                                    2000      1999      $        %
                                                   ------    ------    ----    ------
                                                         (DOLLARS IN MILLIONS)
OPERATING SEGMENT:
  Communications Solutions.......................  $2,230    $2,286    $(56)     (2.4)%
  Services.......................................     956       922      34       3.7
  Connectivity Solutions.........................     591       619     (28)     (4.5)
Corporate and other..............................       2         5      (3)    (60.0)
                                                   ------    ------    ----
          Total..................................  $3,779    $3,832    $(53)     (1.4)%
                                                   ======    ======    ====

     Revenue. Revenue decreased 1.4% or $53 million, from $3,832 million for the six months ended March 31, 1999, to $3,779 million for the same period in 2000, due to decreases in both the Communications Solutions and Connectivity Solutions segments, partially offset by increases in the Services segment. The decrease in the Communications Solutions segment was the result of decreases in the sales of messaging and Partner(R) products, partially offset by increases in the sales of DEFINITY(R) and call center products. We believe that the decrease in sales of messaging products resulted because customers purchased a higher than usual number of systems in 1999 to upgrade their systems prior to the year 2000. The decrease in the Connectivity Solutions segment was the result of a decrease in sales of SYSTIMAX(R) structured cabling systems, partially offset by an increase in the sales of ExchangeMax(R) structured cabling systems and electronic cabinets. The increase in the Services segment was the result of increases in sales of maintenance and value-added services.

     Revenue within the United States decreased 3.6% or $111 million, from $3,093 million for the six months ended March 31, 1999, to $2,982 million for the same period in 2000. Revenue increased outside the United States 7.8% or $58 million, from $739 million for the six months ended March 31, 1999, to $797 million for the same period in fiscal 2000. Revenue outside the United States in 2000 represented

21.1% of revenue compared with 19.3% in 1999. We continued to expand our business outside of the United States, with growth led by the Asia/Pacific region for the six months ended March 31, 2000.

     Costs and gross margin. Total costs decreased 2.9% or $62 million, from $2,151 million for the six months ended March 31, 1999, to $2,089 million for the same period in 2000 primarily due to the decrease in sales. Gross margin percentage increased 0.8 percentage points from 43.9% to 44.7% for the six months ended March 31, 2000 compared with the same period in 1999. The increase in gross margin percentage for the six months ended March 31, 2000 was due to a more favorable mix of product sales, with services revenue increases and product discounting decreases noted in the period.

     Selling, general and administrative. Selling, general and administrative expenses decreased 13.1% or $189 million, from $1,444 million for the six months ended March 31, 1999, to $1,255 million for the same period in 2000. The decrease is attributable to reduced headcount, employee benefit and consulting costs. The realignment and integration of our sales force has resulted in expense reductions associated with attrition. In addition, there were project and personnel reductions in our information systems group in fiscal 1999 associated with the migration to SAP, an integrated software platform, and elimination of support for some legacy computer systems.

     Research and development. Research and development expenses decreased 16.1% or $43 million, from $267 million for the six months ended March 31, 1999, to $224 million for the same period in 2000. Increases in funding on call center and converged voice and data products as well as spending associated with the acquisition of Mosaix, were more than offset by reduced spending on more mature product lines such as Partner and Merlin Magix(TM). In addition, spending decreased due to synergy realized in consolidation of the data product line research and development operations of Prominet and Lannet.

     Other income (loss)-net. Other income (loss)-net increased 135% or $31 million, from $23 million for the six months ended March 31, 1999, to $54 million for the same period in 2000. This increase was due to the gain realized in March of 2000 on the sale of our U.S. sales division serving small and mid-sized enterprises to Expanets, Inc.

     Provision for income taxes. The effective tax rates for the six months ended March 31, 2000 and March 31, 1999 were 39.5% and 38.8%, respectively.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1998

     The following table shows the change in revenue, both in dollars and in percentage terms:

                                                  FISCAL YEAR ENDED
                                                    SEPTEMBER 30,           CHANGE
                                                  ------------------    ---------------
                                                   1999       1998        $        %
                                                  -------    -------    -----    ------
                                                          (DOLLARS IN MILLIONS)
OPERATING SEGMENT:
  Communications Solutions......................  $5,088     $4,583     $ 505      11.0%
  Services......................................   1,900      1,750       150       8.6
  Connectivity Solutions........................   1,274      1,408      (134)     (9.5)
Corporate and other.............................       6         13        (7)    (53.8)
                                                  ------     ------     -----
          Total.................................  $8,268     $7,754     $ 514       6.6%
                                                  ======     ======     =====

     Revenue. Revenue increased 6.6% or $514 million, from $7,754 million in fiscal 1998 to $8,268 million in fiscal 1999 due to increases in both the Communications Solutions segment and the Services segment. These increases were partially offset by a decrease in the Connectivity Solutions segment. The increase in the Communications Solutions segment was led by higher sales of DEFINITY products, call center applications, multi-service networking products and unified messaging systems, as well as the sale of equipment which was previously rented to customers. The Services segment increase was the result of increases in sales of maintenance and value-added services. The decrease in the Connectivity Solutions segment was the result of decreases in sales of SYSTIMAX and ExchangeMax structured cabling systems and electronic cabinets.

     Revenue within the United States increased 4.8% or $307 million, from $6,376 million in fiscal 1998 to $6,683 million in fiscal 1999. Revenue increased outside the United States 15.0% or $207 million, from $1,378 million in fiscal 1998 to $1,585 million in fiscal 1999. Revenue outside the United States in fiscal 1999 represented 19.2% of total revenue compared with 17.8% in fiscal 1998. We continued to expand our business outside of the United States, with growth led by the Europe/Middle East/Africa region in fiscal 1999.

     Costs and gross margin. Total costs increased 11.1 % or $457 million, from $4,107 million in fiscal 1998 to $4,564 million in fiscal 1999 primarily due to the increase in sales. Gross margin percentage decreased 2.2 percentage points from 47.0% to 44.8% in fiscal 1999 compared with fiscal 1998. The decrease in gross margin percentage for the year was primarily due to price reductions, a less favorable product mix and higher variable service costs.

     Selling, general and administrative. Selling, general and administrative expenses increased 7.1% or $186 million, from $2,609 million in fiscal 1998 to $2,795 million in fiscal 1999. The dollar increase is attributable to the implementation of SAP, an integrated software platform, and the full year impact associated with the 1998 acquisitions of Lannet and SDX.

     Research and development. Research and development expenses increased 27.7% or $117 million, from $423 million in fiscal 1998 to $540 million in fiscal 1999. This was due to increases resulting from the acquisitions of Lannet and SDX, as well as increases in our voice and data communications over the internet products and connectivity product lines.

     Purchased in-process research and development. There was no charge in fiscal 1999 for in-process research and development. In fiscal 1998, the charges of $306 million were associated with the acquisitions of Lannet, Prominet and SDX.

     Other income-net. Other income-net increased 12.0% or $3 million, from $25 million in fiscal 1998 to $28 million in fiscal 1999. This increase was primarily due to gains recorded on the sale of an Octel product line, Computer Telephony Products.

     Provision for income taxes. The effective tax rates were 39.4% and 82.1% for the fiscal years 1999 and 1998, respectively. Excluding the impact of the purchased in-process research and development expenses associated with the Prominet, SDX and Lannet acquisitions in 1998, the effective tax rate for the year ended September 30, 1998 was 36.2%. The increase to the effective tax rate is primarily due to the tax impact of activity outside the United States.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1997

     The following table shows the change in revenue, both in dollars and in percentage terms:

                                                    FISCAL YEAR ENDED
                                                      SEPTEMBER 30,           CHANGE
                                                    ------------------    --------------
                                                     1998       1997        $        %
                                                    -------    -------    ------    ----
                                                           (DOLLARS IN MILLIONS)
OPERATING SEGMENT:
  Communications Solutions........................  $4,583     $3,837     $  746    19.4%
  Services........................................   1,750      1,523        227    14.9
  Connectivity Solutions..........................   1,408      1,042        366    35.1
Corporate and other...............................      13         11          2    18.2
                                                    ------     ------     ------
          Total...................................  $7,754     $6,413     $1,341    20.9%
                                                    ======     ======     ======

     Revenue. Revenue increased 20.9% or $1,341 million, from $6,413 million in fiscal 1997 to $7,754 million in fiscal 1998 resulting from increases in all operating segments. The increase in the Communications Solutions segment was primarily due to including revenue from the messaging systems of Octel and also to increases in sales of DEFINITY and call center products. The increase in the Connectivity Solutions segment was due to increases in sales of SYSTIMAX and ExchangeMax structured cabling systems. The increase in the Services segment was the result of increases in sales of maintenance and value-added services.

     Revenue within the United States increased 19.3% or $1,033 million, from $5,343 million in fiscal 1997 to $6,376 million in fiscal 1998. Revenue increased outside the United States 28.8% or $308 million from $1,070 million in fiscal 1997 to $1,378 million in fiscal 1998. Revenue outside the United States in fiscal 1998 represented 17.8% of total revenue compared with 16.7% in fiscal 1997. We continued to expand our business outside of the United States, with growth led by the Canadian region in fiscal 1998.

     Costs and gross margin. Total costs increased 25.0% or $822 million, from $3,285 million in fiscal 1997 to $4,107 million in fiscal 1998, primarily due to the increase in sales. Gross margin percentage decreased 1.8 percentage points from 48.8% to 47.0% in fiscal 1998 compared with fiscal 1997. The decrease in gross margin percentage is primarily due to a less favorable product mix, with 35% growth in the Connectivity Solutions segment, and a higher level of service costs.

     Selling, general and administrative. Selling, general and administrative expenses increased 19.4% or $423 million, from $2,186 million in fiscal 1997 to $2,609 million in fiscal 1998. The increase is due to increases in sales and marketing expenses as well as the increases due to the acquisition of Octel.

     Research and development. Research and development expenses increased 22.3% or $77 million, from $346 million in fiscal 1997 to $423 million in fiscal 1998. This was due primarily to the increases resulting from the acquisition of Octel.

     Purchased in-process research and development. Purchased in-process research and development expenses decreased 35.2% or $166 million, from $472 million in fiscal 1997 to $306 million in fiscal 1998. These expenses reflect charges associated with the acquisitions of Lannet, SDX and Prominet in 1998 and, for 1997, reflect charges associated with the acquisitions of Octel and Agile.

     Other income-net. Other income -- net increased by 47.1% or $8 million, from $17 million in fiscal 1997 to $25 million in fiscal 1998.

     Provisions for income taxes. The effective tax rates were 82.1% and 280.5% for the fiscal years 1998 and 1997, respectively. Excluding the impact of the purchased in-process research and development expenses associated with the Prominet, SDX and Lannet acquisitions in 1998 and the Octel and Agile acquisitions in 1997, the effective tax rate for the year ended September 30, 1998 was 36.2% as compared to 41.3% for the year ended September 30, 1997. This decrease is primarily due to increased research tax credits and the tax impact of activity outside the United States.

HISTORICAL QUARTERLY PERFORMANCE FIRST FISCAL QUARTER 1998 THROUGH SECOND FISCAL QUARTER 2000

     The following table sets forth our historical quarterly revenue, gross margin and net income (loss) from first fiscal quarter 1998 through second fiscal quarter 2000:

                                                     FISCAL YEAR QUARTERS
                                             -------------------------------------
                                             FIRST     SECOND    THIRD     FOURTH
                                             ------    ------    ------    -------
                                                     (DOLLARS IN MILLIONS)
FISCAL YEAR ENDING SEPTEMBER 30, 2000
Revenue....................................  $1,845    $1,934        --         --
Gross margin...............................     868       822        --         --
Net income (loss)..........................      69        66        --         --
FISCAL YEAR ENDING SEPTEMBER 30, 1999
Revenue....................................  $1,894    $1,938    $2,038    $ 2,398(2)
Gross margin...............................     840       841       939      1,084
Net income before cumulative effect of
  accounting change........................       4       (34)       87        129
Cumulative effect of accounting
  change(1)................................      96        --        --         --
Net income (loss)..........................     100       (34)       87        129
FISCAL YEAR ENDING SEPTEMBER 30, 1998
Revenue....................................  $1,865    $1,690    $1,918    $ 2,281
Gross margin...............................     919       776       850      1,102
Net income (loss)..........................     105       (97)       59        (24)

---------------
(1) Effective October 1, 1998, we changed our method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs (see Note 8 to the combined financial statements).

(2) In 1999, we sold equipment, which was previously rented to customers for $97. The equipment had a net book value of approximately $2 and consisted predominantly of discontinued product lines.

     Our quarterly financial results can vary from quarter to quarter, for various factors including the compensation system for our sales force which focuses on achieving full year results and because many of our customers' buying behaviors can fluctuate quarter to quarter. For example, our product revenue in the first fiscal quarter of 1999 and in the fourth fiscal quarter of 1999 was $1,448 million and $1,895 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     We generated cash flow from operations of $188 million for the six months ended March 31, 2000, compared with a use of $(312) million for the same period in 1999, and $431 million, $129 million and $359 million for fiscal 1999, 1998 and 1997, respectively. The improvement in our cash flow from operations for the six months ended March 31, 2000, compared with the same period in 1999, and for the fiscal year ended 1999, compared with fiscal year ended 1998, is primarily the result of a significant reduction in working capital driven by improvement in accounts receivable management and increases in net income. Domestic customer support functions, which include cash collection, were centralized into four regional customer care centers in the second half of 1999 which resulted in accelerated cash collections. The decrease in our cash flow from operations for the fiscal year ended 1998 compared with fiscal year 1997 was the result of increases in accounts receivable and inventories.

     Cash flow used in investing activities was $83 million for the six months ended March 31, 2000 compared with cash used of $59 million for the same period in 1999. Cash flow used in investing activities was $86 million in fiscal year 1999, compared with $459 million and $1,056 million for fiscal 1998 and 1997, respectively. Acquisitions of businesses in 1998 and 1997 drove higher levels of cash used in investing activities in these periods. Capital expenditures and acquisitions of businesses are the primary components of investing activities. Generally, we have generated sufficient cash from our operating activities to fund our working capital and capital expenditure requirements.

     Net cash (used in) provided by financing activities was $(140) million for the six months ended March 31, 2000 compared with $422 million for the same period in 1999. Net cash provided by (used in) financing activities was $(257) million, $265 million and $833 million for fiscal 1999, 1998 and 1997, respectively. We historically have relied on Lucent to provide financing for our operations. The cash flows from financing activities reflected herein principally reflect changes in our assumed capital structure. These cash flows are not necessarily indicative of the cash flows that would have resulted if we were a stand-alone company.

     Following the distribution, Lucent will no longer be providing funds to finance our operations. Prior to the distribution, Lucent intends to issue up to $800 million of short-term debt under a commercial paper program, which will be assumed by us, subject to certain conditions, at the distribution date. The commercial paper program will be comprised of short-term borrowings in the commercial paper market at market interest rates. It is contemplated that Lucent will retain the proceeds of all borrowings under the commercial paper program and that, on the distribution date, Lucent will be released from all of its obligations thereunder. As a result, we will become the obligor thereunder. The commercial paper program will be supported by a back-up credit facility with third-party financial institutions initially entered into by Lucent but which will be assumed by us, subject to certain conditions, at the distribution date. Neither we nor Lucent expect to make any borrowings under the back-up credit facility. We may refinance all or a portion of the commercial paper program we assume from Lucent with long-term or other short-term debt. We intend to file a debt registration statement in order to be able to access the capital markets from time to time.

     Our primary future cash needs on a recurring basis will be working capital, capital expenditures and debt service. We believe that our cash flows from operations will be sufficient to meet these future cash needs. If our cash flows from operations are less than we expect, we may need to incur additional debt. In addition, we currently anticipate requiring approximately $750 million of additional financing in the first six months after the distribution to fund costs in connection with the planned reorganization and working capital requirements. We have not yet finalized the amount of additional financing we will require because we are currently developing our reorganization plan, reviewing our capital structure and examining other costs and expenses we may incur as a stand-alone company. We also have not yet determined the type of financing. Our ability to issue equity is constrained because the issuance of our common stock under certain circumstances may cause the distribution to be taxable to Lucent under section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Lucent against that tax. See "The Distribution Federal Income Tax Consequences of the Distribution" and "Relationship Between Lucent and Our Company After the Distribution -- Tax Sharing Agreement" for a more detailed discussion of Section 355(e) and the tax sharing agreement between Lucent and us.

     We need to incur additional debt or issue equity to make any strategic acquisition or investment. We can not assure you that such financing will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, including the commercial paper program and to fund working capital, capital expenditures and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Further, the commercial paper program and future indebtedness impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

     In connection with the acquisitions of Lannet, SDX, Prominet, Octel and Agile in 1998 and 1997, a portion of the purchase price was allocated to purchased in-process research and development. As part of the process of analyzing these acquisitions, we made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. We based this decision on factors such as the amount of time it would take to bring the technology to market. We also considered Bell Laboratories' resource allocation and its progress on comparable technology, if any. Our management expects to use a similar decision process in the future.

     We estimated the fair value of in-process research and development for the above acquisitions using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk-adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of Lucent's weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. We believe that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would have paid for the projects.

     Where appropriate, we deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. At the date of acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and we may not realize the financial benefits expected from the projects.

     The development efforts related to the majority of the purchased in-process technology projects are progressing in accordance with the assumptions underlying the appraisals. As expected in the normal course of product development, certain projects have experienced delays and other projects are being evaluated due to changes in strategic direction and market conditions. These factors are not expected to have a material adverse effect on results of operations and financial position in future periods.

     Set forth below are descriptions of the significant acquired in-process research and development projects.

     OCTEL

     On September 29, 1997, Lucent completed the purchase of Octel for $1,819 million. The enterprise portion of Octel is a part of our business. The purchase price that has been allocated to this business is $724 million. Octel was a public company involved in the development of voice, fax and electronic messaging technologies for both service providers and business enterprises. We allocated $393 million to in-process research and development representing the estimated fair value using the income approach described above of the in-process research and development we acquired. This amount was allocated to the following projects: Unified Messenger(R) $245 million, Octel network services projects for $111 million and two other projects for $37 million in total.

     At the acquisition date Octel was working on the development of Unified Messenger and various Octel network services projects. Unified Messenger was a messaging system for accessing both voice and e-mail messages with either a phone or a computer. Messages are stored on a single mailbox, in which the user could access all of their messages. The Octel network services projects represented the development of new administrative software that would allow Octel to provide the capabilities in its outsourcing contracts that customers demand, and work with the new hardware of other product lines that it would be producing.

     Unified Messenger. Revenue attributable to Unified Messenger were estimated to be $5 million in 1998 and $46 million in 1999. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life in 2008 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 179% in 2000 to 20% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $3 million.

     Octel network services projects. Revenue attributable to the Octel network services projects were estimated to be $18 million in 1998 and $93 million in 1999. Revenue was expected to peak in 2003 and decline thereafter through the end of the product's life in 2006 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 52% in 2000 to 10% in 2003, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the Octel network services projects were expected to be less than $1 million.

     An average risk-adjusted discount rate of 20% was utilized to discount projected cash flows.

     PROMINET

     On January 23, 1998, Lucent completed the purchase of Prominet for $199 million. Prominet was a participant in the gigabit ethernet networking industry. We allocated $157 million to in-process research and development using the income approach described above. The $157 million was allocated to the following projects: Phase II for $12 million, Phase III for $92 million, and Phase IV for $53 million.

     At the acquisition date Prominet was working on a gigabit ethernet router that incorporated Layer 3 technology. The project was expected to be completed in three phases, Phase II through Phase IV. Phase II represented the effort to develop a supervisor module with Layer 3 routing capabilities for IP and IPX, allowing for "centralized router" capabilities. Phase III represented the effort to develop I/O modules with Layer 3 routing capabilities for IP and IPX, allowing for "distributed router" capabilities. Phase IV represented the effort to introduce fixed configuration Layer 2 gigabit ethernet switches.

     Phase II. Revenue attributable to Phase II was estimated to be $8 million in 1999 and $18 million in 2000. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life in 2009 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 112% in 2000 to 8% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $2 million.

     Phase III. Revenue attributable to Phase III was estimated to be $47 million in 1999 and $99 million in 2000. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life in 2009 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 112% in 2000 to 8% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $4 million.

     Phase IV. Revenue attributable to Phase IV was estimated to be $38 million in 1999 and $79 million in 2000. Revenue was expected to peak in 2004 and decline thereafter through the end of the product's life in 2009 as new product technologies were expected to be introduced by us. Revenue growth was expected to decrease from 106% in 2000 to 7% in 2004, and be negative for the remainder of the projection period. At the acquisition date, costs to complete the research and development efforts related to the initial release of the project were expected to be $3 million.

     An average risk-adjusted discount rate of 25% was utilized to discount projected cash flows.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling of emission into the environment of various substances used in our operations. We have not incurred material capital expenditures for such matters during the past three years, nor do we anticipate having to incur such expenditures during the current or succeeding fiscal year.

     We are currently conducting investigation and/or cleanup of known contamination at approximately five of our facilities either voluntarily or pursuant to government directives. We have established financial reserves to govern environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. Although we believe that our reserves are adequate to cover known environmental liabilities, it is often difficult to estimate with certainty the future cost of such matters. Therefore, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our financial position, results of operations or cash flows. Please see "Business -- Environmental, Health and Safety Matters" for a more detailed discussion of these matters.

LEGAL PROCEEDINGS

     From time to time we are involved in legal proceedings arising in the ordinary course of business. We believe there is no litigation pending that should have, individually or in the aggregate, a material adverse effect on our financial position or results of operations. We are currently involved in three purported class action lawsuits related to Y2K issues. Although we believe that the outcome of these actions will not adversely affect our business prospects, if these cases progress, they will require expenditure of significant legal costs related to their defense.

RISK MANAGEMENT

     We are exposed to risk from changes in foreign currency exchange rates and interest rates that could impact our results of operations and financial position. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage our exposure to nonperformance on such instruments.

     We use foreign currency forward contracts, and to a lesser extent foreign currency options, to reduce significant exposure to the risk that the eventual net cash inflows and outflows resulting from the sale of products to non-U.S. customers and purchases from non-U.S. suppliers will be adversely affected by changes in exchange rates. Foreign currency exchange contracts are designated for recorded, firmly committed or anticipated purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of September 30, 1999, our primary net foreign currency market exposures included Canadian dollars, Euro currencies and British pounds.

     The fair value of foreign currency exchange contracts is sensitive to changes in foreign currency exchange rates. As of September 30, 1999 and 1998, a 10% appreciation in foreign currency exchange rates from the prevailing market rates would increase our related net unrealized gain for 1999 and loss for 1998 by approximately $8 million and $3 million, respectively. Conversely, a 10% depreciation in these currencies from the prevailing market rates would decrease our related net unrealized gain for 1999 and loss for 1998 by approximately $10 million and $5 million, respectively. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

     While we hedge certain foreign currency transactions, the decline in value of non-U.S. dollar currencies, may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

     We may enter into certain interest rate swap agreements to manage its risk between fixed, floating and variable interest rates and long-term and short-term maturity debt instruments. There were no interest rate swap agreements in effect during 1999 and 1998.

The Contribution and Distribution Agreement provides that, as between us and Lucent, we have assumed all liabilities under or otherwise relating to derivatives and similar obligations primarily related to our business. Initially, Lucent may continue to perform obligations under such derivatives and similar obligations on behalf of us but all amounts paid to or received from third parties will be charged to, or paid over or credited to, us, as the case may be.

     By their nature all such instruments involve risk including the credit risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at both March 31, 2000 and September 30, 1999, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. We control our exposure to credit risk through credit approvals, credit limits and monitoring procedures, and management believes that reserves for losses are adequate. We do not have any significant exposure to any individual customer or counterparty nor any major concentration of credit risk related to any financial instruments.

EUROPEAN MONETARY UNION -- EURO

     On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common legal currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, cash-less payments can be made in the Euro, and parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so that they will no longer be available.

     We will continue to evaluate issues involving introduction of the Euro involving accounting, tax, legal and regulatory requirements. Based on current information and our current assessment, we do not expect that the Euro conversion will have a material adverse effect on our business or financial position.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires us to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on our rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS 133 for one year. We will adopt SFAS 133 in the first quarter of fiscal year 2001. We are currently evaluating the impact of SFAS 133 to determine what effect, if any, it could have on our combined results of operations, financial position or cash flows.

     In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements and requires adoption no later than the first quarter of fiscal 2001. We are currently evaluating the impact of SAB 101 to determine what effect, if any, it could have on our financial position and results of operations.

                                    BUSINESS

OVERVIEW

     We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. In fiscal 1999, we had revenue of approximately $8.3 billion and net income of approximately $300 million.

     Over the last ten years, approximately 980,000 enterprises have purchased one or more of our systems, software or services through our direct sales force. We also have a global network of approximately 4,300 distributors, dealers, value-added resellers, systems integrators and contractors, through which we indirectly sell our products to enterprises. Our broad customer base includes approximately 78% of the Fortune 500 companies.

     We support our customers with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We believe our global service organization is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management and value-added services for the outsourcing of messaging and other portions of an enterprise's communications system.

     We intend to use our leadership positions in enterprise communications systems and software, our broad portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our customers comprehensive eBusiness communications solutions. We define eBusiness as the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. We currently offer many of the advanced products that we believe are important components of eBusiness communications solutions. We are focusing our strong research and development capabilities on developing new and improved eBusiness communications products and services.

     We have historically operated as part of Lucent. In connection with our separation from Lucent, we are engaging in a comprehensive review of our operations, including our organizational structure, products and services and market segments, with a view toward improving our profitability and our business performance in the near term. As a result of this review, we expect to announce a reorganization plan, with an associated restructuring charge, in the fourth quarter of fiscal year 2000. As a result of our reorganization plan and strategic initiatives, we intend to:

     - reduce our costs of products and services;

     - reduce our corporate overhead expenses;

     - increase our investment in research and development;

     - implement a more efficient tax strategy tailored to our operations as a stand-alone company; and

     - increase our revenue growth by focusing our sales and product development efforts on the higher growth segments of our market.

     We were incorporated under the laws of the State of Delaware on February 16, 2000, as a wholly owned subsidiary of Lucent. Lucent was formed from the systems and technology units that were formerly a part of AT&T Corp. and the research and development capabilities of Bell Laboratories. On September 30, 1996, Lucent became independent of AT&T when AT&T distributed all its Lucent shares to its shareowners in a tax-free spinoff. We will have no material assets or activities as a separate corporate entity until the contribution to us by Lucent, immediately prior to the distribution, of the businesses described in this information statement. Following the distribution, we will be an independent public company, and Lucent will have no continuing stock ownership interest in us. Prior to the distribution, we

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will enter into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements. Please see "Relationship Between Lucent and Our Company After the Distribution" for a more detailed discussion of these agreements.

INDUSTRY OPPORTUNITY

     We currently define our market to be comprised of the enterprise voice communications systems, communications applications, multi-service networking, connectivity solutions, maintenance support and value-added services segments. We estimate, based on various industry reports, that this market will grow from approximately $113.8 billion in 1999 to approximately $176.6 billion in 2003, a compound annual growth rate of 11.6%. We expect that these segments will grow at rates that differ substantially from segment to segment. For example, we estimate, based on various industry reports, that the enterprise unified messaging, call center and traditional voice communications portions of these segments will grow at respective compound annual growth rates of 71.5%, 30.3% and 1.2% between 1999 and 2003.

     We estimate that higher growth can be realized from the advanced enterprise communications products in our market segments which support eBusiness solutions. We believe there are several trends which are driving the deployment of these advanced communications products. These trends are described below.

     ADOPTION OF eBUSINESS STRATEGIES

     Major advances in networking, computing and software have increased the number and value of communications tools and have led to capabilities such as voice mail, electronic mail, wireless communications, Web chat sessions and voice communications over the Internet. The rapid adoption of these new communications tools, accelerated growth in the use of the Internet and significant expansion of the electronic marketplace for goods and services have resulted in competitive pressures to change the way enterprises operate and interact with their customers, suppliers, partners and employees. In order to take advantage of the opportunities and efficiencies offered by the new communication-based economy, enterprises are increasingly implementing eBusiness strategies in order to:

     - attract and retain customers;

     - increase revenue by using the Internet to reach new markets and customers;

     - enhance relationships with suppliers, partners and employees;

     - share in-house knowledge and expertise more effectively throughout their organizations; and

     - decrease their operating costs.

     Many enterprises have incorporated elements of eBusiness solutions into their operations. As the uses and complexity of eBusiness offerings continue to rise, we expect enterprises to increasingly demand flexible communications systems to support their operations and to enhance and personalize their relationships with customers, suppliers and partners. We believe that most enterprises are just beginning to deploy the advanced communications solutions that provide the infrastructure for eBusiness. Few enterprises, however, have the range of skills necessary in-house to implement comprehensive eBusiness solutions and the advanced communications solutions to support them. Therefore, enterprises are increasingly looking to outsource their professional service needs.

     A FOCUS ON CUSTOMER RELATIONSHIP MANAGEMENT

     Enterprises are increasingly focused on customer relationship management, a business strategy for building and retaining a strong, active purchasing base of satisfied customers through relationship oriented services and proactive marketing and management. The development of more advanced communication tools and the adoption of eBusiness strategies have increased an enterprise's ability to manage its interaction with customers. The expansion of eBusiness and resulting competitive pressures have helped
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focus enterprises to incorporate customer relationship management into their strategies. Customer relationship management strategies build upon the basic principles of customer service to use voice, Web, facsimile and other forms of communications and software to:

     - record and utilize customer preferences;

     - ensure that customers are served when they prefer, using the communications media of their choice;

     - provide customer self service functionality as well as interactive services; and

     - meet customer expectations consistently and in a timely manner.

Increasingly, customer relationship management strategies rely on advanced solutions with workflow and back-office capabilities to manage the relationship from the initial point of contact with a customer, whether in person, on the telephone or over the Internet, through transaction fulfillment, accounting and ongoing customer satisfaction.

     EXTENDED ENTERPRISES

     The growth of eBusiness and advances in networking and software applications have allowed enterprises to extend beyond their physical facilities to create a broad geographical presence that requires coordination of widespread operations. Globalization of operations and consolidation of industries through high levels of worldwide mergers and acquisitions activity have contributed to increased complexity of enterprises. A single enterprise may have numerous locations that need to be linked electronically, and merged enterprises face the challenge of coordinating their often disparate systems and organizations quickly and effectively. These enterprises require voice communication servers and messaging systems that can be networked together, or to the servers and systems of other vendors, to support their dispersed operations. Communication tools such as voice and electronic mail, facsimiles and wireless devices have also helped to create a mobile workforce capable of working from home or other remote locations, both during and outside traditional business hours. We believe advanced communications systems that can grow with an enterprise and that will integrate with existing infrastructure are needed to allow enterprises of all sizes to extend their reach and coordinate all aspects of their operations.

     EVOLUTION TOWARD CONVERGED VOICE AND DATA NETWORKS

     Voice and data networks have historically been separate, using different switching or transmission technologies because of the inherent differences in the requirements of the traffic they support. Until recently, technology did not exist to reliably carry voice and data traffic over a single network and satisfy the requirements of both types of traffic. Over time, we expect voice and data networks to converge into a single network. This convergence will be driven by the development of eBusiness and other applications that require converged networks as well as the potential cost savings for enterprises utilizing a single, integrated network for their communications as well as by additional operational benefits. However, while converged technology has begun to be deployed, further advances in reliability are necessary before this technology will be widely accepted. Accordingly, enterprises are seeking advanced applications that allow their voice and data networks to work together efficiently. These applications enable enterprises to experience some of the benefits of a converged network without the expense of replacing their entire communications infrastructure. We view the converged voice and data segment to include products which provide for the transport of voice over packet switched networks. Packet switching is the switching technology used for data networks. These products range from voice over Internet Protocol applications to single networks for voice and data and are in various stages of development. Internet Protocol is a type of protocol, or set of procedures, for the formatting and timing of data transmission between two pieces of equipment.

     OUR OPPORTUNITY

     We believe there exists a significant opportunity for a communications company, such as our company, with a broad product portfolio, strong research and development capabilities, extensive service

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offerings and a large customer base to capitalize on the needs of enterprises for advanced communications systems. Due to the widespread base of installed communications systems, the implementation of eBusiness strategies and related communications systems has been, and is expected to continue to be, an adaptive and evolutionary process. Accordingly, we believe that our company, with its ability to offer reliable communications systems that can grow with an enterprise and be integrated with existing infrastructure, is well-positioned to serve the near and long term needs of this growing market segment.

STRATEGY

     Our objective is to become the leading, worldwide provider of communications solutions for enterprises operating in the rapidly changing eBusiness environment. To accomplish this goal, we are pursuing the following three major strategies:

     IMPROVE PROFITABILITY AND THE BUSINESS PERFORMANCE OF OUR OPERATIONS

     We believe there are a number of opportunities as a stand-alone company to improve our profitability and business performance. We expect to implement the reorganization plan we are currently developing and other initiatives as a part of this strategy by the end of 2001. We are a transaction intensive business in all our activities, including manufacturing, selling, ordering, shipping, billing, servicing and collections. We intend to focus our reorganization plan on reducing the cost of these activities through a variety of mechanisms. We have announced our first major initiative, the outsourcing of substantially all our manufacturing other than the manufacturing of our structured cabling systems. By outsourcing our manufacturing to contractors whose business is to manufacture sophisticated electronics equipment, we believe we will be able to focus on our strengths in developing innovative software and systems and on increasing and improving our services offerings, while still providing high quality products to our customers. We believe that outsourcing our manufacturing will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures.

     CAPITALIZE ON NEAR TERM REVENUE GROWTH OPPORTUNITIES

     We intend to focus on the elements of this strategy described below, which we believe are opportunities to increase our revenue in the near term.

     Expanding our international sales. We have traditionally derived the majority of our revenue from sales in the United States. We believe there is an opportunity to increase our revenue by expanding our focus on international sales. We began executing a strategy three years ago to strengthen our global direct sales force and our worldwide network of distribution partners, and have grown our international sales from approximately $1.1 billion in fiscal 1997 to approximately $1.6 billion in fiscal 1999. We intend to continue to increase our international sales by entering into additional strategic alliances focused on international sales. We also will continue to strengthen our network of international distribution partners, and we are seeking to expand our presence in some of the countries where we currently have operations and believe the market opportunity to be attractive.

     Strengthening our distribution channels. With an existing customer base that includes 78% of Fortune 500 companies, our sales force has developed relationships with many large and multi-national enterprises that we believe are likely to need advanced communications systems. We will continue to focus our direct sales force primarily on national and global accounts, providing these customers a single point of contact and centralized purchasing process with product fulfillment and high quality local support on a worldwide basis. To complement our strong global direct sales force, continue to expand our sales internationally and better serve the needs of small and mid-sized enterprises, we intend to strengthen our worldwide network of distribution partners. We intend to strengthen this network by developing relationships with distribution partners that provide us with broader geographic, product segment or customer coverage. As the communication needs of our customers have become more complex, we believe that many small and mid-sized enterprises worldwide are increasingly purchasing communications solutions through, or with the advice of, companies that offer them comprehensive eBusiness and communications

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services such as value-added resellers and systems integrators that not only sell products but also design, install and test comprehensive systems and networks, including systems integration. By focusing our direct sales force on national and global accounts and strengthening our indirect distribution channels, we believe we can increase sales across all channels and better serve the needs of our customers.

     Capitalizing on the demand for customer relationship management products and services. We intend to expand our sales in the growing customer relationship management market segment by using our leadership position in sales of call center systems, our expanded portfolio of customer relationship management products and our approximately 900 person group of professionals offering customer relationship management services. In September 1999, we expanded our product portfolio from primarily call center voice applications for voice traffic to a new product line. This product line enables enterprises to manage customer interactions across a variety of communication channels such as Web chat sessions and electronic mail as well as integrate and manage front- and back-office tasks. We are investing in our sales teams and consultants and expanding our relationships with distribution partners. We intend to continue to utilize relationships our consultants have developed with our call and contact center customers to sell our new customer relationship management products and increase the role of our professional services consultants.

     POSITION OURSELVES TO CAPITALIZE ON LONG TERM GROWTH OPPORTUNITIES

     We believe we are well-positioned to capitalize on the rapidly evolving eBusiness communications environment. We are implementing the following strategies in order to increase our sales in the higher growth areas of our market.

     Marketing our advanced products and services as essential components of comprehensive eBusiness communications solutions. We currently offer many of the advanced products and services that we believe are the important components of comprehensive eBusiness communications solutions. Examples of these include:

     - our contact center and messaging systems that allow an enterprise and its customers, suppliers, partners and employees to communicate by voice, electronic mail, facsimile, Web chat sessions and other means of communication;

     - our network systems and software for allocating network resources among users and applications to maximize use of an enterprise's network capacity;

     - our communications servers that support telephone-based communications over traditional voice networks as well as over the Internet or other data networks; and

     - our professional services consultants who can design and implement an enterprise's customer relationship management strategy.

See "-- Our eBusiness Products and Services" for a more detailed description of our current portfolio of eBusiness products and services.

     We plan to tailor our eBusiness communications solutions both for enterprises that seek to upgrade their existing communications systems to meet the new requirements of eBusiness and enterprises that seek to build entirely new communications systems using these solutions. We believe that our leading positions in sales of enterprise voice communications and call center systems, as well as our reputation for reliability and our technological, diagnostic and service expertise, will support our continued introduction of our converged voice and data solutions and communications applications for the eBusiness environment. In addition, we intend to establish a new brand identity for our products through brand management and product positioning efforts.

     Introducing innovative products through continued investment in our research and development capabilities. We intend to invest an amount equal to approximately 9% of our total revenue in fiscal 2001 in research and development. These investments represent a significant increase over our investment in research and development over the previous three fiscal years, which was approximately 6% of total
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revenue for each of those years. We are building a research and development capability that is intended to have approximately 3,000 engineers, including many that currently work at Lucent's Bell Laboratories, one of the world's leading research and development institutions. We will spend a portion of our 2001 budget on hiring research personnel as we build our capability. We believe our research and development spending will be more effective than it has been historically because our efforts will be focused on higher growth segments in our market. As a part of Lucent, we funded a portion of Lucent's basic research, which research was not necessarily beneficial for our businesses.

     We plan on using our substantial investment in research and development to develop new systems and software to augment our current eBusiness communications product offerings so that, together with our strategic alliances and services, we can offer our customers comprehensive eBusiness communications solutions. We are particularly focused on converged voice and data solutions and applications which support eBusiness communications needs. Our research and development group will continue to seek opportunities to work with technology leaders from other companies and educational and research institutions to develop uniform technological standards as the building blocks for future communications and related enterprise systems.

     Building strategic alliances and making strategic acquisitions and investments to develop comprehensive eBusiness communications solutions. To further our objective of offering our customers comprehensive eBusiness communications solutions, we have entered into a number of strategic alliances with other technology and consulting services leaders. By linking our advanced products and enterprise communications systems experience with the expertise of strategic partners in eBusiness consulting, applications, infrastructure and product development, we seek to enhance the portfolio of products we offer our customers, better positioning us to deliver these comprehensive solutions. We are actively pursuing additional strategic alliance opportunities with partners whose capabilities complement our product and service offerings. We also intend to seek acquisitions of technology, services or distribution channels in order to accelerate our time to market of new products and solutions and increase our worldwide presence and share of international sales. We may also make investments in companies with products, technologies or services that compliment our product and service portfolio.

PRODUCTS AND SOLUTIONS

     We offer a broad array of communications systems, software and services that enable enterprises to communicate with their customers, suppliers, partners and employees through voice, Web, electronic mail, facsimile, Web chat sessions and other forms of communication, across an array of devices. These devices include telephones, computers, mobile phones and personal digital assistants. We classify these products and services into the following principal categories:

     - Enterprise Voice Communications Systems;

     - Communications Applications;

     - Multi-service Networking; and

     - Connectivity Solutions.

     Our broad portfolio of products includes products we have developed internally, products we have obtained through acquisitions, products we resell on an original equipment manufacturer basis and products we have developed through our strategic alliances with other technology leaders. Our products range from systems designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to systems designed for enterprises with a regional or local presence, a single location, and less extensive communications requirements. We believe that the four primary considerations for an enterprise in selecting our systems are:

     - the reliability of the system;

     - the availability and level of service offered around the world;

     - the features or applications offered to an enterprise; and
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     - the system's scalability, or ability to add users, features or applications as the needs of the enterprise change.

     ENTERPRISE VOICE COMMUNICATIONS SYSTEMS

     We are a U.S. leader in sales of enterprise voice communications systems, our core voice communications products. In fiscal 1999, we derived approximately $3.4 billion or 41% of our total revenue from these products. We estimate, based on various industry reports, that the market segment for traditional voice communications, such as the DEFINITY, Merlin Magix and Partner products described below, will grow from approximately $28 billion in 1999, to approximately $29 billion in 2003, a compound annual growth rate of 1.2%.

     We offer a broad range of systems to satisfy the communications needs of a diverse group of enterprises. We offer systems designed for under five users, as well as systems that can be networked to accommodate an almost unlimited number of users. Our systems are generally designed to allow an enterprise to add or remove users and have optional features, including over 450 in our most advanced systems, available to enable an enterprise to activate additional features as its communications requirements change. We also design our systems to be easy to administer and use. We provide technical support and training to our customers, and offer the option of purchasing remote diagnostic services for some of our products. These diagnostic services help improve the reliability of an enterprise's systems because we can identify, through the application of artificial intelligence, problems and potential problems with that system, often before the customer realizes there may be a problem.

     Advanced systems. Our most advanced system is our DEFINITY Enterprise Communications Server, which is offered in a variety of configurations in approximately 90 countries. Our DEFINITY product line is a family of products that provides for a reliable network for voice communication which offers integration with an enterprise's data network. Our DEFINITY servers support a variety of voice and data applications such as call and customer contact centers, messaging and interactive voice response systems. Interactive voice response systems allow an individual to access information on the enterprise's computer database and receive that information or conduct transactions either verbally or using a touch-tone telephone. Our DEFINITY servers support open and standard interfaces for computer telephony integration applications, which are applications that add computer intelligence to the making, receiving or managing of telephone calls. Our DEFINITY servers facilitate the ongoing transition at many enterprises from private voice telephone systems to advanced systems that integrate voice and data traffic and deploy increasingly sophisticated communications applications.

     DEFINITY products offer flexible networking options to enterprises because multiple DEFINITY servers can be integrated to work together in a single network with centralized administration supporting transport over Internet Protocol, Asynchronous Transfer Mode, or ATM, frame relay or the Integrated Services Digital Network, or ISDN networks. Internet Protocol, ATM and frame relay refer to sets of procedures for the formatting and timing of data transmission between two pieces of equipment. These three protocols also support voice traffic over a data network. ISDN networks use lines for voice, video and data traffic installed as part of the public switched network. In the case of enterprises with more than one type of network, DEFINITY allows an enterprise to use the transport resources of any or all of these networks simultaneously. In addition, our DEFINITY systems also may be networked with the systems of other vendors, including those at remote locations.

     We primarily sell our DEFINITY systems to large enterprises with sophisticated communications requirements. Our DEFINITY systems are also used by small and mid-sized enterprises with advanced communications needs and as few as five users. Our DEFINITY systems vary primarily based on the number of users, the features desired by the enterprise and the speed of the system. Each DEFINITY system may be upgraded to support more users and features as the enterprise changes, enabling the enterprise to retain the value of its initial investment, including its investment in training employees on the DEFINITY system. Among the over 450 different features available to an enterprise are the ability to support multimedia interactions, advanced system administration features, abbreviated dialing among an

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enterprise's multiple locations and least cost and best service call routing. We have designed our DEFINITY systems to be easy to administer, among other things, by providing centralized administration of DEFINITY systems deployed across multiple locations and clear, graphical screens that the administrator uses to monitor and adjust the systems. Furthermore, through the DEFINITY diagnostic software and our expert systems, we have the capabilities to resolve a substantial portion of the problems with our customers' DEFINITY systems without dispatching a technician to that customer's site. We are also in the final stages of testing a feature that will allow DEFINITY servers to be configured automatically from an enterprise's human resources directory that conforms to the Lightweight Directory Access Protocol, or LDAP, an industry standard interface.

     Converged voice and data products. Our DEFINITY product line includes the DEFINITY IP Solution and DEFINITY ATM, which both allow an enterprise with separate voice and data networks to converge all or a portion of its voice traffic on its data network. The DEFINITY IP Solution consists of software and hardware that gives our DEFINITY products the capability to operate as a gateway, or a point of entry, a gatekeeper, or a provider of management and flow control across an enterprise's different types of communications networks, and as a multipoint conferencing unit, allowing telephony traffic to be carried along with data in a single multiprotocol network. DEFINITY IP Solution monitors the network, and if, at any time, the Internet Protocol network's performance is not acceptable for voice, it will reroute the voice traffic over its alternate voice network supporting the DEFINITY system. An enterprise with an existing DEFINITY system may upgrade its system by adding DEFINITY IP Solution, and a purchaser of a new DEFINITY system has the option to include DEFINITY IP Solution as a part of its DEFINITY system or to buy a DEFINITY system exclusively comprised of IP telephones. Additionally, our DEFINITY ATM solution, among other capabilities, enables a customer to utilize a single DEFINITY switch for voice communications in conjunction with its ATM network across multiple geographic locations. This capability gives our customers the benefit of using geographically dispersed human resources while getting the benefits of a centralized family of application servers.

     Primarily in Europe, Australia and Japan, we offer two other advanced systems, the INDeX and Alchemy product lines, which are targeted to small to mid-sized enterprises. These systems are price sensitive offerings and provide a variety of integrated voice and data applications. INDeX, for enterprises with 20 to 400 users, supports such functions as Internet Protocol telephony and customer contact center capability with real time reporting and interactive voice response systems. Alchemy systems provide basic voice and data communication capabilities in a single system for small to mid-sized enterprises with two to 192 users. As part of the system, a variety of data functions are packaged including network routing and a corporate firewall. This combination simplifies the purchase and use of advanced network functionality for a small enterprise.

     Additional systems. In addition to our advanced systems, we offer two primary voice communications systems, our Merlin Magix and Partner product lines, targeted at small and mid-sized enterprises with less extensive to moderately sophisticated communications requirements. As opposed to our DEFINITY servers, which utilize a switch to allow for the sharing of outside lines to which the user typically gains access by dialing "9", the selection of an available line and setting up the connection, these products are key/hybrid systems, which require that the user make the selection of an available outside line by pressing an unlit line-selection button on their telephone.

     Our Merlin Magix product line offers an array of features for an enterprise with moderately sophisticated communications requirements. These features include the ability to network more than one system at a single or multiple locations with other Merlin Magix or with DEFINITY systems for the purpose of sharing centralized voice messaging or providing a uniform dial plan. Merlin Magix systems support up to 200 users and provide networking access to the public switched telephone network using a variety of technologies. Merlin Magix also offers the ability to support wireless technology and Internet applications such as a router, a firewall, an enterprise's own electronic mail and Web hosting. This product line has optional features for small and mid-sized enterprises that seek to integrate their voice and data networking including software to support applications such as interactive voice response systems. According to a 2000 Monitor report by Eastern Management Group, our sales of Merlin Magix products in 1999
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represented approximately 23% of total new sales of key/hybrid communications systems to enterprises with 11 to 40 telephones in the United States and approximately 20% of total new sales of key/hybrid communications systems to enterprises with more than 40 telephones.

     Our Partner products include features suitable for a small, single location enterprise with less extensive communications needs but which still requires a system that facilitates communication internally and with customers. These systems are priced to provide good value relative to the features offered, which include voice mail and conference calling. According to the same report by Eastern Management Group, our sales of Partner products in 1999 represented an estimated 46% share of total sales of key/hybrid communications systems to enterprises with two to ten telephones in the United States. Each of these product lines is designed to be easy to use and administer, including providing an administrator the ability to make moves, adds and changes without the use of an on-site technician.

     Business telephones. According to a report by Eastern Management Group, we were the leading United States manufacturer of business telephones in 1999, shipping 29% of the 15.9 million business telephones shipped in the United States during that year. Our business telephones are primarily sold in conjunction with our enterprise voice communications systems. Our telephones are available worldwide in a variety of styles and support a number of languages.

     COMMUNICATIONS APPLICATIONS

     We offer a broad range of communications applications products which enhance an enterprise's interactions with its customers, suppliers, partners and employees. In fiscal year 1999, we derived approximately $1.3 billion or 16% of our total revenue from our communications applications products. We estimate, based on various industry reports, that the market segment for customer relationship management will grow from approximately $11.5 billion in 1999, to approximately $33.2 billion in 2003, a compound annual growth rate of 30.3%. We also estimate, based on various industry reports, that the market segment for traditional voice messaging will grow from approximately $3.8 billion in 1999 to approximately $6.1 billion in 2003, a compound annual growth rate of 12.6%, and that the market segment for enterprise unified messaging will grow from approximately $57 million in 1999, to approximately $490 million in 2003, a compound annual growth rate of 71.5%.

     Customer relationship management solutions. We offer products that are essential components of many customer relationship management, or CRM, solutions, including call and customer contact center systems, customer self-service applications, including the integration of voice communications, Web collaboration, electronic mail response management, Web chat, and workflow and business process automation products. We believe our leading products and our portfolio of advanced applications position us to capitalize on the growing importance of customer relationship management in the eBusiness environment and on the increased focus within customer relationship management solutions on workflow and back-office capabilities. We also offer professional services that assist our customers in integrating our products into their specific business environments and comprehensive customer relationship management solutions. Typically, a customer that purchases our customer relationship management products purchases customization and integration services from our professional services group. We believe that our ability to provide these professional services is an important consideration in selecting our communications applications.

     According to a Cahners In-Stat report in 2000, we are a U.S. leader in sales of call center systems based on their estimates that our sales of systems in 1999 represented approximately 27% of total U.S. sales and our call center systems support approximately 41% of the total number of U.S. customer agent seats. We are particularly strong in the sale of systems that support over 400 agent seats. We also are a leading provider of automatic call distribution, or ACD systems, which route incoming call traffic. According to a Cahners In-Stat report in 2000, we are the leader in interactive voice response products, having 11% of the total global sales of interactive voice response systems sold in 1999. We believe that the deployment of these products gives us an important set of customer relationships that we can use to sell our other customer relationship management products as well as upgrades to existing systems.

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       CUSTOMER CONTACT CENTERS

     Our core product offerings are hardware and software systems and software applications for customer contact centers, which are a key component of many customer relationship management solutions. By customer contact center, we are referring to the customer interaction function served by the combination of customer agents, an enterprise's voice and data communications systems, as well as an enterprise's related software applications, such as front-office software applications designed to respond to customer requests for information and to service their needs. Key database servers and applications, and any related hardware, or software, or peripheral equipment such as the agent's telephone and personal computer are also integrated into the customer contract center system. We use the term contact center to refer to both call centers, which primarily manage an enterprise's voice communications with customers, and to centers that allow a customer to contact an enterprise using multiple mediums of communication, including electronic mail, access from a Web site, chat rooms, interactive voice response systems, telephone calls and facsimiles. For example, our customer contact center products can be implemented so that a potential customer can browse through our customer's existing Web page, enter a chat room and then click on an icon to reach the customer service representative. The integration of multimedia interactions into traditional call centers has led to the emergence of customer contact centers. Our customer contact center solutions include software that manages customer interactions from the initial point of contact through the back-office functions to fulfillment of the transaction with the customer, as well as any subsequent accounting or tracking that needs to be done.

     Our customer contact centers are scalable and can support as few as ten customer service representatives in a single location, to thousands of customer service representatives spanning multiple physical locations. We have traditionally sold our solutions to large and mid-sized enterprises in single or multiple locations. Due to the growth of eBusiness and the increased focus on customer relationship management, however, we are expanding our focus to include selling our products to smaller enterprises which are seeking to enhance relationships with customers, suppliers, partners and employees and to improve operational efficiencies through automation of some customer service and back-office functions.

     A contact center requires a variety of hardware, such as an enterprise communications server or switch to route traffic. Our core customer contact center voice communications applications currently work only with our DEFINITY servers. We are developing new versions of some of these products to be compatible with servers of multiple vendors. Our customers' comprehensive customer relationship management solution typically includes automated sales and services systems that are linked to contact center technology, complemented by one or more databases that store the information generated through the automated sales system and contact center. Our customer contact center solutions integrate with these other third party applications and major databases, such as Oracle and Sybase.

          STAND-ALONE CUSTOMER RELATIONSHIP MANAGEMENT APPLICATIONS

     We offer a number of products that can be used either as part of a customer contact center or on a stand-alone basis. Our customer self-service products include interactive voice response systems and Web-based self-service applications. We also offer our workflow and business process automation applications separately from our customer contact center solutions to perform front- and back-office functions such as order processing, billing, document processing and accounts payable integration. These applications are often used by government agencies and companies in the financial services, health care, and utilities industries.

          KEY CUSTOMER RELATIONSHIP MANAGEMENT PRODUCT OFFERINGS

     We offer a broad range of applications to meet the needs of enterprises of various types and sizes. These products can be implemented for specific, stand-alone functionality and can also be implemented in combinations for broader solutions. For example, the CentreVu product line for contact centers can be expanded with products including CRM Central 2000 outbound contact systems and interactive voice response product lines. CRM Central 2000 adds workflow and advanced computer telephony applications to

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

our CentreVu portfolio. CRM Central 2000 can also be used stand-alone for multimedia business process automation functionality. Our applications are generally customized for each enterprise by our professional services consultants. Our product portfolio includes the following customer contact center solutions and stand-alone applications:

     - Contact center communications, management and administration. Our CentreVu product line is a suite of customer contact products offering predictive and adaptive routing of inbound customer interactions, primarily for voice communications. CentreVu also offers capabilities to support other types of customer interactions, such as Web chat, Internet Protocol telephony and electronic mail management which enterprises can utilize as they slowly expand towards servicing their customers with multi-media interactions. This suite of products effectively manages contact centers and enables enterprises to pursue their business strategies through the integration of Internet-based interactions. Customers are then able to interact with the enterprise in the manner they prefer. Our CentreVu product line also includes software that intelligently routes inbound communications to the agent best suited to handle the interaction, based on service levels, business rules, customer profiles and the agent's skill set, work load and usage and software which allows agents to operate from remote locations. This suite of voice communications applications can only be used on our DEFINITY servers.

     - Customer interaction management and back-office integration platform. Our CRM Central 2000 software is a suite of applications designed for enterprises that interact with their customers over a variety of communications media and provides the related front- and back-office management required to process and fulfill customer requests. These interactions include telephone calls, Internet Protocol telephony, Web chat, data sharing, Web collaboration and electronic mail management and response activities. This suite of solutions is in an early stage of adoption by customers. CRM Central 2000 is an integrated solution which is comprised of five key software components including multi-media customer interaction capabilities, an intelligent work management engine, enterprise connectivity linkages for interconnectivity with other business systems, desktop controls and a customer case repository. The combination of these components provides customized, integrated solutions for managing customer-oriented work process across an enterprise and helping an enterprise build lasting, profitable customer relationships. Our current version of CRM Central 2000 can integrate with many third party applications, such as interactive voice response systems and can be used with our DEFINITY server to support voice communications. We are developing a new version which will be able to integrate voice communications on other vendors' servers. This application can be used either on a stand-alone basis or as part of a customer contact center.

     - Workflow and Business Process Software Platform. Our Viewstar(R) 5.0 workflow and business process software automates the business processes associated with delivering quality customer service and is typically used on a stand-alone basis. Viewstar reduces costs and shortens turn around times for critical business applications such as loan origination, claims processing and order entry.

     - Outbound Customer Contact Solutions. Our Mosaix(TM) product line automates and synchronizes the outbound and inbound telephone customer contact in contact centers and includes associated call progress analysis tools. Sophisticated calling "campaign" management and unique call blending applications with multiple options for integrating inbound and outbound calls are enabled through these products. Mosaix allows an enterprise to handle sporadic inbound call overloads and to reduce down time of the customer service agents.

     - Interactive Voice Response System. Our CONVERSANT(R) Interactive Voice Response System is an integrated solution that automates common customer interactions for customers to choose service options themselves, enables people to speak with computers over the telephone and supports eBusiness with access to self-service applications. This system can assume some of an enterprise's repetitive and time consuming tasks such as giving directions or hours of operation or faxing back order confirmations, which reduces the number of customer agents an enterprise needs and allows agents to handle matters which require their knowledge and personal attention. Some small and

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

       mid-sized companies use this product as a stand-alone self-service application. Further, CONVERSANT can be run with DEFINITY or with other vendors' servers.

          PROFESSIONAL SERVICES

     We have a team of approximately 900 consultants dedicated to assisting enterprises in improving their customer relationship management, technology and execution. Approximately 90% of our consultants are employees, with the remainder being independent contractors. Our services range from designing and implementing an enterprise's customer relationship management technology strategy to setting up and integrating software applications that an enterprise purchases from us as part of its customer contact center. Our consultants also work with our sales force in selling our customer relationship management products. We estimate, based on various industry reports, that customer relationship management professional services will grow from approximately $7.4 billion in 1999, to approximately $22.6 billion in 2003, a compound annual growth rate of 32.2%.

     Typically, a customer that purchases our customer relationship management products purchases consulting services from us. We generally provide our services on a time and materials basis, but occasionally enter into fixed-price arrangements. The majority of our consulting services are related to our software and other products. Our service capabilities are a critical part of the solutions we implement and deliver in connection with our customer relationship management products. We work with our clients to customize and integrate our solutions into their contact centers and operations in order to maximize performance from their processes and systems.

     Another key aspect of our business is our relationships with system integrators. Our practice is structured to not only provide subject matter advice to systems integrators as part of an overall customer relationship management strategy, but also to provide guidance to achieve the integration of multi-vendor solutions. We also provide our services to systems integrators that seek to integrate their front-office or back-office applications with our software systems. The extent of our services in these engagements is determined by the systems integrator.

     Voice and unified messaging solutions. We offer a wide variety of voice messaging and unified messaging solutions designed to serve the telephone call answering, voice, facsimile and unified messaging communications needs of enterprises. Unified messaging is an advanced messaging solution that delivers the convenience and benefits of combining the storage of more than one type of message, including voice, facsimile and electronic mail. This facilitates access to these messages through the most convenient device, including Internet browsers, LAN-based personal computers and wireline or wireless telephones, using text-to-speech technology for telephonic e-mail retrieval. These products are marketed under a number of brands, including our primary brands, Octel Messaging and INTUITY(TM) AUDIX(R) Messaging. The ease and speed of our voice and facsimile messaging can improve an enterprise's efficiency by allowing messages to be sent instantly to teams, groups or an entire workforce across multiple locations.

     We believe that, within a given price range, enterprises purchase our systems primarily based on their reliability, the availability of local installation and maintenance, the advanced set of features, such as our flexible voice mail networking capabilities, the ease and familiarity of our Octel and AUDIX messaging user interfaces and the ability to configure a system that meets the needs of enterprises of virtually any size. While most enterprises require only one voice messaging system per site, larger companies will generally cluster two to six systems per site, and may network clusters located at several sites, to meet the service levels required by the size and communications needs of the enterprise. All of our messaging servers can be networked, over the Internet or public or private voice networks, to provide enterprise-wide voice and facsimile messaging through a single system. Message networking delivers cost savings as compared to direct telephone or facsimile calls, especially for international communications or communications with large groups.

     We are the worldwide leader in sales of messaging systems. According to a Cahners In-Stat report in 2000, that our sales of voice messaging systems in 1999 represented approximately 28% of voice messaging mailbox capacity shipped worldwide to enterprises by the suppliers of such systems in the United States.
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This latter share is almost twice that of our nearest competitor. By the end of fiscal year 1999, we had sold over 200,000 systems worldwide since 1993, representing a total of over 100 million messaging mailboxes. Our broad family of messaging products is serving enterprises today with systems that range from supporting as few as two users to systems supporting up to 50,000 users and networks of over 100,000 users. Messaging systems include message servers and their associated server software and messaging-based applications. These systems are configured both as stand-alone servers or as embedded software or hardware in communications servers. Many of our messaging systems are compatible with the voice communications systems of other vendors so that an enterprise may choose our messaging system as the standard for all its locations. Most of our products provide spoken prompts in multiple languages for greeting callers and for user retrieval of messages and are compatible with international standards.

     Our unified messaging capability is available for our Octel Messaging and INTUITY AUDIX systems and is also provided by our innovative Octel Unified Messenger for Microsoft Exchange, developed in cooperation with Microsoft Corporation. The Octel Unified Messenger system is a unified messaging system software solution that stores voice and facsimile messages directly in a user's Microsoft Exchange electronic mailbox and enables user access to this mailbox by telephone or fax machine. The Octel Unified Messenger system is designed to reduce overhead by providing a single directory, common administration and a single system for all voice, facsimile and electronic mail messages and is intended to enhance productivity by combining pertinent task information in a single working environment.

     Our messaging systems also support a number of enhanced business applications. Using auto-attendant features, Octel Designer and Octel Access Server systems, customers have implemented telephone-based transaction processing, workflow and business process management applications. These applications include purchase order approvals, sales tracking and automated customer service. In June 2000, we will begin commercially offering the Web Communications Server for our Merlin Magix small business system to provide a small business with a complete Web presence, including hosted Web home pages and electronic commerce support for on-line customer purchases. Operating in conjunction with an application service provider, or ASP, we believe this is a unique offering for small enterprises.

     Internet Protocol applications and conferencing. We are developing and delivering new communications solutions that use the advantages of the Internet Protocol operating on the Internet, wireless networks and telephone networks. These solutions are being designed to serve new areas of customer communications needs. One of these solutions is our iCosm(TM) suite of communications applications. iCosm is intended to reshape how individuals organize their days, both personally and professionally, through new applications for scheduling meetings with others, for filtering incoming calls, for organizing, scheduling and routing incoming calls and messages and for advanced forms of conferencing. iCosm solutions are intended for use both on standard enterprise servers and via application service providers. Several iCosm applications are currently available, and we plan to release additional applications later this year.

     We also provide audio, video and data conferencing products for enterprises of varying sizes. These products enable customers to conduct multimedia communication sessions with a geographically dispersed workforce or across company boundaries, thereby making possible cost savings over typical in-person meetings and productivity increases over traditional voice-only modes of communication. Through partners and internal development, we offer our customers a broad portfolio of multimedia collaboration solutions, backed by the full support capability of our nationwide services organization. Our products include the feature-rich multipoint conferencing unit, a highly-reliable server for multipoint video conferencing. We also offer the DEFINITY AnyWhere software product, which, when used in conjunction with our DEFINITY server, enables spontaneous audio and data conferencing capability for office workers and telecommuters. Through OEM relationships, we have broadened the portfolio to include a family of industry-leading video endpoints and a line of highly-scalable audio conferencing products, ranging from 24 to 1,152 endpoints.

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     MULTI-SERVICE NETWORKING

     We offer a portfolio of products to support multi-service network infrastructures which carry voice, video and data traffic over any of the protocols supported by the Internet on local area and wide area data networks. In fiscal 1999, we derived $269 million or 3.3% of our total revenue from these products. We estimate, based on various industry reports, that the market segment for multi-service networking will grow from approximately $35.3 billion in 1999, to approximately $50.7 billion in 2003, a compound annual growth rate of 9.5%. Our multi-service networking products are sold primarily to enterprises with a future emphasis on application service providers and internet service providers that are focused on hosted networks and applications. We believe our products are attractive to customers because of their performance, reliability and centralized management capabilities.

     Local area network solutions. Our Cajun(TM) switches support voice, video and data traffic over a local area network. Each switch is designed for interoperability with the hardware of numerous other vendors and is comprised of hardware and software that enable the switch to perform configuration, fault management and traffic prioritization functions. Configuration is the adding, deleting and modifying of connections and supported addresses within a network. Fault management is the detection and correction of network faults. Prioritization is the capability to consider the nature of the requirements of various transmissions to determine the relative order and priority of dealing with several different types of transmissions. Some transmissions, such as voice transmissions, tolerate little to no delay for quality reasons and a higher level of priority is assigned to those transmissions.

     Our Cajun switches also support additional advanced applications, such as our switch monitoring, known as SMON, the industry standard network monitoring software for switched network infrastructures, which was developed by Lucent. SMON is an open standard application which allows simultaneous real time monitoring of traffic across multiple switches in a network. As an analytical tool, SMON enables network managers to review global traffic across an entire network as well as individual connectivity between two users.

     Wide area network solutions. We offer wide area network solutions, including Access Point virtual private network routers, which allow an enterprise to transport voice, video or data over a wide area network at a level of security substantially equivalent to the traffic traveling over that enterprise's own network. Our wide area network access products are sold to many types of enterprises and are designed to meet varying access needs. Our virtual private network routers are used primarily by enterprises with remote workers and branch or home offices. Like our switches, our wide area network access products are compatible with a variety of industry products and provide excellent security, scalability and reliability.

     In addition, we offer firewall hardware and software which function as a security mechanism to limit the exposure of a network to unauthorized infiltration from inside or outside the network. The firewall regulates internal and external network resources and filters network content. Our firewall products have been designed to meet the testing standards of the U.S. federal government and allow for a single administrator to manage multiple firewalls for an entire network from a single location.

     Policy management software. We offer automated policy management software called RealNet Rules. RealNet Rules allows network managers to define, manage and enforce policies which establish priorities and levels of security for network traffic, based on parameters such as traffic type, application or user identification. Examples include a policy which gives voice traffic priority over data traffic in a network, a policy which gives finance applications priority at the end of a reporting period, a policy that gives bandwidth priorities to certain users, such as senior management, or policies that restrict access to sensitive applications, such as human resources applications, to only authorized users. Our policy management software products are designed to allow a single administrator to set policies for all users and locations from a central location.

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     CONNECTIVITY SOLUTIONS

     As communications technology requirements have increased over recent years and as moves, adds and changes have become regular events within enterprises, enterprises have increasingly required flexible cabling systems solutions for wiring phones, workstations, personal computers, local area networks and other communications devices through their buildings or across their campuses. To meet these needs, we market our SYSTIMAX product line of structured cabling systems primarily to enterprises of various sizes and our ExchangeMAX product line primarily to central offices of service providers, such as telephone companies or Internet service providers. We also offer electronic cabinets to enclose an enterprise's electronic devices and equipment. In fiscal 1999, we derived $1.3 billion or approximately 16% of total revenues from our connectivity solutions. We estimate, based on various industry reports, that the market segment for connectivity solutions will grow from approximately $12.1 billion in 1999 to approximately $16.9 billion in 2003, a compound annual growth rate of 8.7%.

     SYSTIMAX structured cabling systems. We estimate, based on a Phillips InfoTech report in 1999, which is the most recent report currently available, that we are the worldwide leader in sales of structured cabling systems to enterprises. We primarily market these products under the brand name SYSTIMAX. In fiscal 1999, we derived approximately 45% of our SYSTIMAX revenue from sales domestically and approximately 55% internationally. Our SYSTIMAX cabling systems provide high speed multifunctional local area network interconnections within a single building or a campus through an infrastructure of copper or fiber cabling and associated connecting apparatus. The SYSTIMAX copper and fiber apparatus portfolio includes a broad line of distribution boxes, interconnects, shelves, racks, connectors and outlets necessary to connect and manage large building infrastructure networks.

     We believe that through our SYSTIMAX products we are well-positioned to capitalize on the increasing use by enterprises of advanced data applications which require a reliable infrastructure that can provide high speed data transmission. The current SYSTIMAX product line includes PowerSum and GigaSPEED(R), which are copper cable systems, and LazrSPEED(TM) and OptiSPEED(TM), which are optical fiber cable systems. PowerSum and OptiSPEED each support up to 1 gigabit transmission and are targeted to price sensitive customers. GigaSPEED and LazrSPEED are the performance leaders in their respective markets. GigaSPEED allows the implementation of Gigabit Ethernet, a protocol for data transmission, within a building using low cost network electronics. LazrSPEED offers the industry's first 10 gigabit capability.

     Our SYSTIMAX systems compete on the basis of performance, flexibility, reliability and overall customer value. A key component of our marketing strategy is to highlight SYSTIMAX's ability to support the future bandwidth needs of an enterprise. Another of the SYSTIMAX systems' selling points is that the need to recable and the costs relating to recabling can be reduced by installing a high quality structured cabling system that is designed to accommodate an enterprise's move to more advanced applications. We believe that the SYSTIMAX brand name is recognized worldwide by our customers and competitors as the technology leader in the structured cabling system industry. We provide a warranty that our SYSTIMAX cabling systems will support an enterprise's standards-based applications and that our products are free of manufacturing defects for 20 years.

     In addition to cabling systems, SYSTIMAX also offers the alternative of implementing a wireless local area network infrastructure. These products provide high speed wireless in-building connectivity in situations where cabling is impractical. The capability to include wireless LAN connectivity in the total SYSTIMAX system provides customers with increased flexibility to expand their existing networks.

     ExchangeMAX structured cabling system. We sell our ExchangeMAX structured cabling systems primarily to central offices of service providers such as telephone companies or Internet service providers. Central offices are locations that house switches to serve the subscribers of a service provider. Our ExchangeMAX system combines our family of high quality central office connectivity products with an overall system architecture to support the copper and fiber cable distribution networks of a central office. Our products include copper distributing frames, copper cable, connectors, patchcords and cable management software. The ExchangeMAX product line is engineered to meet the site-specific needs of
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our customers, and may be utilized either to address the discreet maintenance and upgrading needs of a central office or to serve as the foundation of a central office's comprehensive wire center modernization. Like our SYSTIMAX product line, we believe that customers choose our ExchangeMAX systems on the basis of performance, flexibility, reliability and overall customer value.

     Electronic cabinets. An electronic cabinet is a sturdy environmental enclosure for electronics devices and equipment, designed to optimize system integration performance, including thermal characteristics. We have developed an extensive cabinet product portfolio to meet application needs with respect to protecting its current electronic networking as well as providing the thermal capacity to protect network technology. Our product portfolio, combined with our extensive experience, allows us to integrate the electronics products of numerous manufacturers. Further, our cabinets are designed to meet environmental challenges, both expected and unexpected, as well as the technological challenges of network evolution.

VALUE-ADDED SERVICES

     Our value-added services are outsourcing services we provide to both enterprises and to communications service providers, such as local exchange carriers, or telephone companies, or Internet service providers, worldwide to operate and maintain a portion of their communications systems. In fiscal year 1999, we derived approximately $235 million or 3% of our total revenue from our value-added services. We estimate, based on various industry reports, that the market segment for value-added services will grow from approximately $4.6 billion in 1999, to approximately $8.7 billion in 2003, a compound annual growth rate of 17.3%.

     Our enterprise customers which use our value-added services are generally large and mid-sized businesses. For enterprise customers, we provide outsourcing of messaging systems, portions of voice communications systems and contact centers. We offer these customers a full range of maintenance, management and support services. We provide either managed services where the customer owns the communications system or outsourcing services where we both manage and own the communications system. Our services include the following:

     - fault management, including maintenance and help desk support;

     - remote provisioning and administration, such as establishment of voice mail boxes;

     - remote monitoring; and

     - recording, reporting and billing.

     For service providers, we primarily outsource the operation of their messaging systems. We outsource messaging systems for established service providers, emerging service providers and other competitive local exchange carriers. Currently, we derive the majority of our revenue in value-added services from customers in the United States.

     We contract with our clients to provide these services, in varying levels, under agreements that require us to meet specified service level requirements that vary from agreement to agreement. Fee arrangements vary by contract, but are generally made on a per unit or per subscriber basis, with up front charges to cover initial expenses. These agreements typically have terms ranging from five to seven years with varying termination provisions.

STRATEGIC ALLIANCES

     In order to offer our customers comprehensive eBusiness communications solutions, we are creating strategic alliances with other technology and technology consulting services leaders. Listed below are the principal alliances we have entered into or are currently negotiating in connection with our strategy. It is expected that the agreements underlying these alliances to which Lucent is a party will be assigned to us at the time of the distribution. We have generally entered into alliances for one to three year terms with various provisions to extend the initial terms. We are actively pursuing additional strategic alliances. Under

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the terms of our separation from Lucent, Lucent may terminate specified rights that they granted to us if we enter into strategic alliances with certain named competitors of Lucent.

     TECHNOLOGY ALLIANCES

     Blue Pumpkin Software, Inc. In April 2000, we entered into an agreement with Blue Pumpkin to provide solutions that help enterprises successfully allocate and balance workload across human resources in multimedia contact centers. Under the agreement, Blue Pumpkin has granted us a non-exclusive license, for a fee, to resell Blue Pumpkin's workforce management software by incorporating it into our suite of customer relationship management solutions. In addition, Blue Pumpkin will be developing customized versions of its products to enhance the capabilities of our combined products.

     eLoyalty Corporation. We have announced our intention to work with eLoyalty to develop, sell and integrate enterprise-wide eBusiness solutions.

     Microsoft Corporation. In October 1999, we entered into an agreement with Microsoft Corporation to provide a new unified messaging solution to service providers based on Microsoft Exchange and our Octel Unified Messenger systems. Under the agreement, Microsoft has granted us a non-exclusive, worldwide license to resell Microsoft Exchange, an electronic mail platform, to service providers. Our product is intended to provide customers with a single point of access to voice mail, facsimile and electronic mail messages. Service providers in turn will be able to offer our unified messaging solutions, which may include hardware, software, services and support, to enterprises both as a hosted application where hardware and software resides on a service provider's network or as an on-premises managed service, where the equipment is located at an enterprises's location and the service provider provides managers and maintains the equipment remotely.

     NICE Systems, Inc. In October 1997, we entered into a non-exclusive worldwide distribution agreement with NICE Systems to re-sell some of NICE's computer telephony integration products, used in call and contact centers, to provide high reliability call logging, quality monitoring and customer management solutions for voice and data. We believe these products will enable enterprises to improve the quality of the relationship with their customers focusing on contact center customer interactions.

     Siebel Systems. In August 1999, we entered into an alliance with Siebel Systems, a leading provider of eBusiness application software, in which we will jointly market our workflow management applications with Siebel's eBusiness applications software to provide a complete multi-channel contact center solution tying both front-and-back-office operations together.

     Sun Microsystems. In December 1999, we announced our intention to form an alliance with Sun Microsystems to jointly package and market communications networking systems and Internet services and solutions that will assist enterprises and network services providers to host applications and to create hosted "market places" that centralize the management of customer interactions. It is intended that our alliance will create solutions relating to intelligent customer relationship management and intelligent policy-enabled electronic commerce.

     CONSULTING SERVICES ALLIANCES

     Andersen Consulting LLP. We have announced our intention to work with Anderson Consulting to develop, sell and integrate enterprise-wide eBusiness solutions.

     Origin International. In April 2000, we entered into an agreement with Origin International, an information consulting and services company based in the Netherlands, to jointly develop and market eBusiness solutions to enterprise customers in Europe. The alliance will bring together our eBusiness communications solutions and Origin's worldwide customer relationship management and eBusiness consulting and systems integration capabilities. Under the alliance, we intend to create solutions which will include offerings in the areas of eBusiness, customer relationship management, multi-channel customer interaction and unified messaging.

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     SEMA Group plc.  In April 2000, we entered into an agreement forming a worldwide strategic alliance with SEMA Group, an information technology and business service company based in Europe. Under this strategic alliance, we will create comprehensive solutions for enterprises that will include jointly-developed or complementary offerings in the areas of electronic commerce, customer relationship management, integrated messaging, data and voice convergence, one-to-one marketing, network management and customer care and billing. Under the agreement, SEMA Group will furnish to us its convergent customer care and billing applications, its messaging products and its mobile commerce offering, in addition to its worldwide systems integration capabilities. We will furnish to SEMA Group our converged voice and data networking technology, including our enterprise infrastructure, communications and networking software, as well as our systems engineering and technical support capabilities.

eBUSINESS COMMUNICATIONS SOLUTIONS

     We define eBusiness as the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. As individuals and enterprises increasingly utilize a wide array of communications devices, including telephones, computers, mobile phones, personal digital assistants and other wireless devices, there is a growing need to integrate the applications and services and to allow these applications and services to communicate with any device being used to interact with the enterprise. A fundamental goal of eBusiness communications solutions is to overcome the traditional limitations of particular communications devices, infrastructures or applications and enable users to access information in a media form not customarily supported by those devices, infrastructures or applications. Such interactions give rise to previously unrealized flexibility allowing, for example, conversion of electronic mail or other text to spoken word for access via wireless telephone or conversion of voice messages to text for access through an electronic mailbox.

     We believe that the development of open industry standards for communications products that facilitate interactions between products and applications from multiple vendors is critical to the widespread adoption of eBusiness. We are actively working with technology leaders from other companies, as well as educational and research institutions, to promote and continue to develop open standards necessary to provide consistent communications integration. We also are making the development of a greater number of products that can work with other vendors' products a priority for our product development group.

     We believe there are four layers of capabilities and services that together form the components of an integrated, flexible communications system that supports and delivers real eBusiness solutions, or what we consider an "eCommunications" system. The following table describes these four layers and lists the capabilities and services we offer today to enable customers to begin to reap the benefits of this communication integration.


        ECOMMUNICATIONS SYSTEM LAYER                     OUR CAPABILITIES AND SERVICES
Portals and Other Integrated Access              - our interactive voice response systems and
Capabilities: capabilities which allow users       telephone user interfaces, which allow
using various devices to access the                users to access computer information or
information and services they need and             conduct transactions either verbally or
alleviate potential discontinuities resulting      using a touch-tone telephone
from the interaction of different modes of
communication                                    - our graphical user interfaces, which use
                                                 graphics to enable users to access computer
                                                   information using a pointing device, such
                                                   as a mouse
                                                 - our Internet browser based calling,
                                                 conferencing and data collaboration product,
                                                   DEFINITY AnyWhere
                                                 - our Internet browser based messaging
                                                 product, used in conjunction with our Octel
                                                   message services, www.messenger(TM)

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

        ECOMMUNICATIONS SYSTEM LAYER                     OUR CAPABILITIES AND SERVICES
                                                 - our voice browser, which enables Web sites
                                                 and other electronic applications to respond
                                                   to voice commands
                                                 - our computer telephone integration
                                                 products, which coordinate interactions
                                                   between telephone and computers within an
                                                   enterprise
                                                 - our IP softphones, which use software
                                                 applications allowing for telephone-style
                                                   communications over the Internet through a
                                                   personal computer
Applications and Services: capabilities          - our range of customer care capabilities
designed to provide operational benefits, to     that provide multimedia access and response,
address enterprise processes and to support        operational support and management of
the interactions between the communications        contact centers and related workflow
devices and network infrastructures                automation, CentreVu, CRM Central(TM) 2000,
                                                   and Customer Care Solutions
                                                 - our range of voice and integrated messaging
                                                   capabilities, Octel, INTUITY, Unified
                                                   Messenger, MERLIN Mail(R) and INDeX
                                                 - our personal productivity solutions which
                                                 organize personal and relationship-based
                                                   communications, our iCosm solutions
                                                 - our capabilities which allow users to
                                                 create customized telephone applications
                                                   using a range of our messaging services,
                                                   our Octel software designer
                                                 - our capabilities which automate common
                                                 customer interactions, allowing for
                                                   communications across a variety of media,
                                                   CONVERSANT IVR
Network Infrastructure: capabilities and         - our enterprise communications systems,
services supporting integrated eBusiness         Merlin Magix, INDeX and IP Exchange
applications and services, including voice,
data and converged voice and data                - our local area network switching
applications, local area network access,         capabilities, supporting multiple network
interaction between local and wide area            protocols and speeds, Cajun local area
networks, policy management and security           network switching devices
                                                 - our policy management products, RealNet
                                                 Rules
                                                 - our firewall solutions
                                                 - our SMON switch monitoring products
                                                 - our wide area network capabilities, which
                                                 provide bandwidth, speed, protocol support
                                                   and security to connect and transmit voice
                                                   and data traffic from the local area
                                                   network across the wide area network
                                                 - our structured cabling solutions, SYSTIMAX
Business and Technology Consulting Services:     - our customer relationship management
expertise to help an enterprise integrate          professional services
these separate categories of capabilities and
services                                         - our strategic alliances with technology
                                                 consulting leaders

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     Please see "-- Products and Solutions" and "-- Strategic Alliances" for a
more detailed description of many of the products and services described above.

CUSTOMER SERVICE, INSTALLATION AND MAINTENANCE

     We have customer service, installation and maintenance organizations in the United States and internationally, with approximately 11,500 employees engaged in these services as of March 31, 2000. Our service organization is designed to provide a comprehensive set of services in support of direct and indirect channels, which we believe is an important consideration for many customers which purchase our products. We provide these services globally either directly or through our distribution partners. Installation generally is included in the purchase price of our products, and most of our products have a one year warranty. For additional service, our customers can elect to enter into maintenance contracts with us or, if they do not choose to enter into such contracts, may have us provide service for them on a time and materials basis. In fiscal 1999, we derived approximately $1.9 billion or 23% of total revenue from these services, not including the installation services. In addition, we offer value-added services for the outsourcing of messaging and other portions of an enterprise's communications system to our existing customer base. We estimate, based on various industry reports, that the market segment for services other than value-added services, but including installation services, will grow from $13.9 billion in 2000, to $16.7 billion in 2003, a compound annual growth rate of 4.6%.

     U.S. SERVICES

     Our U.S. service organization is comprised of our Field Services Organization, our National Customer Care Centers and our Technical Services Organization, with approximately 10,700 employees as of March 31, 2000. Installation and repair of our products are performed primarily by our Field Services Organization. Account support in the United States is conducted primarily through our National Customer Care Centers. Technical support and maintenance under contracts for our voice communications products are provided by our Technical Services and Field Service Organizations. We use Lucent and our distribution partners to service our converged voice and data products. We are currently establishing our own internal data service capabilities, using as a base, the data service technicians and managers that will be transferred to us from Lucent in connection with the distribution.

     Field Services Organization. Our Field Services Organization provides installation, on-site repair and move, add and change services for our customers, and represents the largest part of our U.S. services organization. This organization is uniform across the 48 contiguous states, which allows our national accounts to receive the same type and level of support in each location. Most of our Field Services Organization employees are based in the field, performing site visits to customer premises. When on-site technical presence is required for a repair, a customer service representative from our Technical Services Organization will dispatch a technician or a team of technicians from our Field Services Organization to the customer. The Field Services Organization provides installation and provisioning support through its technicians and specified management skills. Installation and aftermarket moves, adds and changes will be dispatched to the Field Services Organization from a National Customer Care Center. At installation of a system, our Field Services Organization, directly or through third parties, also provides training on the system that is tailored to the individual needs of our customers to assist them in maximizing performance of our products.

     National Customer Care Centers. We have three primary National Customer Care Centers in the United States, as well as several smaller centers for specific market segments such as centers that service some of our federal government customers. Our National Customer Care Centers serve as the hub of our domestic customer service operations. Customers can contact us at these centers to place orders for parts relating to our products or systems or to request other services. As needed, service representatives at these centers route calls from customers to the appropriate office such as requests for maintenance contracts or repairs, which are directed to the Technical Services Organization. Our billing and collection activities also are administered at our National Customer Care Centers.

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     In addition to supporting our customers, our National Customer Care Centers are designed to generate revenue for us. Our customer service representatives at these centers have frequent interactions with our customers and are trained to market product and systems upgrades during these interactions, routing to the account teams as appropriate. We also generate revenue from customers which do not have maintenance contracts with us but which call our National Customer Care Centers seeking moves, adds and changes to their systems. Our customer service representatives will dispatch technicians to these customers to provide the services requested and these customers will in turn be billed for the technicians' time and the materials used.

     Technical Services Organization. We have three Technical Services Organization Centers in the United States. Customers can contact us at these centers to obtain remote technical assistance, request on-site technical support, or request maintenance or repair services.

     In addition to routine maintenance and support, we offer our customers a remote diagnostic service which is administered by our Technical Service Centers. We have developed systems that can access a customer's systems remotely, whether purchased directly from us or from one of our distribution partners, and can identify, through the application of artificial intelligence, problems and potential problems with that system often before the customer realizes that there may be a problem. We can often solve the problems that we identify without the customer ever knowing that we intervened. If we cannot solve the problem remotely, we arrange to have a technician from our Field Services Organization dispatched to the customer's premises to provide the necessary solution. This service is covered under the terms of the customer's maintenance contracts, and is charged on an hourly time and materials basis if the customer is not under our warranty or maintenance terms. Maintenance contracts are administered and contract entitlement verification is conducted by our Technical Services Organization. Generally, these maintenance contracts have terms of one to four years and are entered into when a customer purchases one of our systems. The more complex the product or system, the more likely the customer will enter into a maintenance contract.

     For our less sophisticated products and systems, customers enter into maintenance contracts or, more often, receive service from us on a time and materials basis or from third parties. We have entered into agreements with Expanets, by which we have sold them the maintenance contracts for some of our less sophisticated products and have allowed them to provide maintenance services to those customers to which they sell products and systems, or customers which do not have maintenance contracts with us. We have agreed to provide outsourcing services for the maintenance contracts we transferred to Expanets until March 31, 2003, and for remote diagnostics and maintaining technical support for their contracts until March 31, 2005.

     We are developing our own Data Technical Services Organizations in the United States, using as a base the field data service technicians and managers that will be transferred to us from Lucent in connection with the distribution. Currently, Lucent's technical support organization provides technical support for our converged applications. Until we build our own capability, Lucent will continue to provide us outsourcing services for remote technical support. We will provide outsourcing services to Lucent for field technicians for their data service organization.

     INTERNATIONAL SERVICES

     Our international service organization is comprised of Field Services Organizations, a Global Support Organization and a Customer Support Center which provide installation, maintenance and customer service support, with approximately 850 employees, as of March 31, 2000. Our international service organization is divided into four regions which are (1) Asia Pacific, (2) Canada, (3) the Caribbean and Latin America and (4) Europe, Middle East and Africa.

     Field Services Organizations. We have our own Field Services Organizations in 21 countries. Our Field Services Organizations currently provide installation, on-site and remote maintenance, and some training for our voice and data products. These organizations primarily support customers which have purchased from us directly. In those countries in which we have no direct services presence, customers of
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our products rely on local distribution partners which have been trained and certified by us. Our Field Services Organizations supplement their engineer and technician resource requirements via the use of sub-contractors on an as needed basis for responsive service levels and broad geographic coverage.

     Customer service also is currently performed by the Field Service Organizations. Their services include customer call receipt, contract entitlement verification, quoting of service rates, administering of maintenance agreements, providing remote maintenance support on communications systems and software applications, dispatching engineers and technicians and billing and collection. Some of these activities will be transitioned to our Customer Support Centers in the future.

     Global Support Organization. Similar to our U.S. Technical Services Organization, our Global Support Organization is a network of support centers which provide remote technical and engineering support to the Field Service Organizations, distributors and resellers and select multi-national customers with multi-national maintenance agreements. This organization is comprised of 12 regional Centers of Excellence which are located to provide wide geographic coverage to our international customers.

     The 12 Centers of Excellence provide a higher level of skilled technical and engineering support to Field Services Organizations and distribution partners on complex communications products, such as voice, data and video and application solutions for both installation and maintenance services. Each Center of Excellence utilizes a sophisticated suite of desktop technology, tools and software applications to deliver high quality, effective remote support. Our distribution partners are responsible for providing installation and basic maintenance support to their customers for products sold by them. Our Global Support Organization provides remote installation and maintenance support to the international services organizations and our network of international distribution partners.

     The Global Support Organization is in the process of integrating our data oriented remote technical support organizations into our Centers of Excellence to deliver technical support for integrated data and voice communications solutions. We expect integration of these organizations will be completed by the end of 2000.

     Customer Support Centers. We have established a Customer Care Center in our Europe, Middle East and Africa region and expect to open an additional Customer Care Center in our Asia Pacific region by the end of 2001. We intend the level of customer service to be provided at our Customer Care Centers to include servicing requests received via telephone, facsimile and electronic mail, receipt of product orders, order fulfillment and tracking, contract management and administration, contract entitlement verification, invoicing, billing and collection. We expect some of the support functions currently performed by the Field Service Organizations also will migrate to the Customer Support Centers by the end of 2001.

CUSTOMERS, SALES AND DISTRIBUTION

     CUSTOMERS

     Over the past ten years, approximately 980,000 worldwide customers have purchased one or more of our systems, software or services directly from us. Our customer base includes approximately 78% of the Fortune 500 companies. A broad set of enterprises ranging from large, multinational enterprises to small and mid-sized enterprises to governments and schools are our customers. They include established enterprises, dot.coms and other start-up ventures, as well as service providers, including application service providers and Internet service providers.

     SALES AND DISTRIBUTION

     In fiscal 1999, we derived 81% or approximately $6.7 billion of our total revenue from sales in the United States and 19% or approximately $1.6 billion from international sales. Our products other than our SYSTIMAX structured cabling systems are sold both directly and through our worldwide network of distribution partners. Our SYSTIMAX structured cabling systems are sold only indirectly through a worldwide network of distribution partners. Our ExchangeMAX structured cabling systems and our value-added messaging services are sold to service providers and enterprises worldwide. With respect to service

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providers, our value-added services are marketed primarily through the Lucent service provider sales organization and we are currently analyzing alternatives to our current distribution channel. We also have a Government Solutions Group that focuses on sales of our products and services, including our connectivity solutions, to government and government agencies in the United States and internationally.

     Our multi-channel sales organization, including our direct sales force and our network of distribution partners, is described below.

     Direct sales. Our worldwide direct sales organization markets and sells our voice, data, messaging and customer relationship management products and services, as well as our value-added services. As of March 31, 2000, our worldwide sales organization was comprised of approximately 6,100 individuals, including managers, sales representatives, technical and operational support personnel, and indirect channel support. Within the United States, the majority of our large, end-user customers are served directly through direct sales account managers. Outside the United States, we conduct direct sales focused on large enterprises in major areas, including Western Europe, South America, Mexico, Australia, Central America and Russia with other customers and geographic areas served by our network of distribution partners. Our account managers are responsible for selling our systems, software and professional services as well as managing customer relationships on an on-going basis. Until recently, the majority of our account managers focused on our voice communications products. We are implementing programs to train our account managers also to sell our multi-service networking products, applications and eBusiness solutions. In addition, our data sales and technical specialists work with our account managers to provide sales support in this area. We believe our sales force has developed relationships with many of the large, multinational enterprises that are likely to seek advanced, comprehensive eBusiness solutions. We intend to improve the efficiency and expand the capacity and capabilities of the direct sales force by utilizing our growing network of global partners to provide product fulfillment and to deliver high quality local service on a worldwide basis.

     Within this sales organization, our Government Solutions Group focuses on sales of our products and services to governments and government agencies worldwide. In the United States, the Government Solutions Group is responsible for selling our entire line of products and services to federal government agencies. Internationally, the Government Solutions Group sells our products and services both to foreign governments and to federal government offices located outside of the United States.

     Indirect Sales. We have a worldwide network of distribution partners which comprise our indirect sales channel. When selling our products indirectly, we primarily sell our products through approximately 20 distributors worldwide from whom our network of approximately 2,800 dealers, value-added resellers and system integrators purchase and resell our products to the end user. Our relationships with distributors, dealers, value-added resellers and systems integrators for our voice and data products and our structural cabling systems are generally not exclusive. We typically enter into agreements with our distributors, dealers and value-added resellers that generally provide for sales quotas and specified service levels, with terms of one to two years and rights to terminate by either party upon 120 days notice. Specific terms vary from agreement to agreement. We are in the process of developing formal global alliance agreements with our systems integrator partners. We intend that these agreements will be structured as joint-development, joint-marketing and/or joint-sales-and-delivery agreements. We expect these agreements will vary by alliance.

       DISTRIBUTORS

     Distributors generally purchase products from us directly and pass those products on to dealers, value-added resellers and system integrators which sell our products to the end user. Internationally, distributors also may support our direct sales by supplying or installing products sold by our account managers. As of March 31, 2000, we had relationships with approximately 10 distributors in the United States and approximately 10 distributors internationally for our systems and software, other than our structured cabling systems. Many of our distributors only resell our products to resellers such as dealers and value-added resellers and do not sell to the end-user customer.

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       DEALERS, VALUE-ADDED RESELLERS AND SYSTEMS INTEGRATORS

     Dealers and value-added resellers primarily purchase our products from our network of distributors to sell our products to customers on a retail basis. As of March 31, 2000, we had relationships with approximately 1,200 dealers and value-added resellers in the United States. Approximately 800 of these distribution partners sell one or more of our voice products and approximately 300 sell one or more of our converged voice and data products. Internationally, we generally have relationships with dealers and value-added resellers on a country-by-country basis, with the number per country ranging based on the sales potential.

     Our principal U.S. dealer is Expanets, which in March 2000, purchased the sales function of our voice communications systems for small and mid-sized enterprises with 250 or fewer employees. Expanets is the largest dealer for this market segment in the United States. These sales were formerly conducted by us using a direct sales force of approximately 1,800 employees, including sales associates, sales support and management, substantially all of whom were transferred to Expanets. This sale was part of our strategy to use multiple distribution channels designed to better serve our customers by using their preferred distribution channel. We believe small to mid-sized enterprises increasingly prefer to purchase through distributors, dealers, value-added resellers and systems integrators rather than from our direct sales force because the distribution partners are better able to focus on their specific customer segment and can provide a variety of technologies and services aimed at small and mid-sized enterprises. Our sale to Expanets was also part of our efforts to focus our direct sales force on segments of the market that we can more cost effectively serve.

     Systems integrators generally design complete, made-to-order communications and eBusiness communications systems and solutions, often utilizing the products of several manufacturers. Systems integrators primarily recommend our systems and software to customers as part of a system, and we bill the customers directly. They also purchase products from our distribution partners directly for incorporation into their systems. We have partnered with both local systems integrators, which provide services catered to the individual needs of our geographically diverse customer base, as well as regional and global systems integrators to meet the technology and application driven needs of our large, multinational customers. As of March 31, 2000, we had relationships with approximately 20 global systems integrators, as well as with smaller local and regional system integrators.

       SYSTIMAX STRUCTURED CABLING SALES CHANNEL

     Substantially all of our SYSTIMAX structured cabling systems are sold through our approximately 50 distributors, and a majority of these sales are through two of these distributors. The distributors sell both to our worldwide network of approximately 2,400, dealers, value-added resellers, systems integrators and contractors and to end-user customers. If our relationship with either of our two main distribution partners should terminate, we may experience short-term delays in the United States, but we believe we could use other parties to replace these distributors. Internationally, we generally have relationships with our distribution partners on a country-by-country basis, with the number per country ranging based on the sales potential.

RESEARCH AND DEVELOPMENT

     We intend to invest an amount equal to approximately 9% of our total revenue in fiscal 2001 in research and development. These investments represent a significant increase over our investments in research and development over the previous three fiscal years, which was approximately 6% of total revenue for each of those years. We are building a research and development capability that is intended to have approximately 3,000 engineers, including many that currently work at Lucent's Bell Laboratories, one of the world's leading research and development institutions. After the distribution, our research engineers will form a group with centralized management. Our product development engineers will work in various divisions and report to the management of those divisions.

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     Although we will spend a significant portion of our budget on hiring research and development personnel as we build our capability, we believe our investments will be more effective than they have been historically because our efforts will be focused on higher growth segments in our market. As a part of Lucent, we funded a portion of Lucent's basic research, which research was not necessarily beneficial for our businesses. We currently perform our research and development activities, including prototype testing, in 24 facilities located in the United States, Israel, United Kingdom, Australia, Ireland and India.

     We plan on using a significant portion of our investments in research and development to develop new systems and software to augment our current eBusiness communications product offerings so that, together with our strategic alliances, we can offer our customers comprehensive eBusiness communications solutions. We are particularly focused on converged voice and data solutions and applications which support eBusiness communications solutions. Our research and development group will continue to seek opportunities to work with other technology leaders to develop uniform technological standards as the building blocks for future communications and related enterprise systems.

MANUFACTURING AND SUPPLIES

     Currently, we employ approximately 5,000 employees to perform our manufacturing in 11 facilities located in China, France, India, Ireland, Israel, the United Kingdom, the United States, Australia and Venezuela. Of these employees, approximately 2,900 employees are engaged in the manufacturing of our connectivity solution product offerings in four facilities located in China, the United States, Australia and Venezuela. By the end of 2001, we intend to outsource substantially all of our manufacturing, including assembly and testing, other than the manufacturing of our connectivity solution product offerings. We believe that outsourcing our manufacturing will enable us to improve our cash flow over the next few years through a reduction in inventory and reduced capital expenditures. This will allow us to focus our internal resources on new product development, as we continue to offer high quality products to our customers.

     Products which we purchase on an OEM basis account for approximately 5% of our total revenue. We believe we have adequate sources for the supply of the components of our products and for the finished products that we purchase on an OEM basis and resell. We currently have only a single source of supply for several of our wide area network multi-service networking products, including the Access Point virtual private network product, PacketStar AX ATM access servers, and our firewall/virtual private network gateway products. As part of the distribution, we expect to enter into a long-term OEM relationship with Lucent to purchase some of these products as well as other local area networking products. In addition, we purchase the fiber components of our SYSTIMAX structured cabling systems and our wireless local area networking products from Lucent. Also, we will enter into an agreement with Lucent for the supply of various semiconductor components. These contracts will be terminable upon customary terms such as material breach or insolvency. We intend to continue to purchase our ClearTrac frame relay voice access devices from ACT Networks, Inc. and our wide area networking devices from Paradyne Corporation. Our contract with ACT Networks allows us to purchase similar products from alternative manufacturers as needed. Our contract with Paradyne restricts our ability to purchase similar products. Each contract expires in 2001 and is terminable upon customary terms such as material breach or insolvency. We intend to renegotiate each of these contracts prior to their expiration. After the distribution, we intend to expand our own wide area network capabilities.

     If we were unable to purchase products for which we have a single source of supply, it would be difficult to replace them and our competitive position in supplying converged voice and data products would be harmed. Because of the growing importance of converged voice and data products, our overall competitive position also may be harmed if a termination occurs unless we develop our own products or find other similar products on a timely basis. We may offer additional products in the future purchased on an OEM basis from single sources.

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COMPETITION

     The market for communications systems and software is quickly evolving, highly competitive and subject to rapid technological change. Because we offer a wide range of systems and software for several types of enterprises, we have a broad range of competitors. Many of our competitors are substantially larger than we are and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. Competition for one or more of our communications systems and software, other than our structured cabling systems, include products manufactured or marketed by a number of large communications equipment suppliers, including Nortel Networks Corporation, Cisco Systems, Inc., Siemens Aktiengesellschaft, Alcatel and LM EricssonAB, as well as by a number of other companies, some of which focus on particular segments of the market such as customer relationship management. Some of our other competitors include Aspect Communication Corporation and NEC Corporation. Our structured cabling systems' primary competitors are ADC Telecommunications, Inc., Siecor Corporation, Marconi plc, Nordx/CDT, Commscope, Inc. and Belden Inc. Our professional services compete primarily with services from vendors such as Nortel Networks Corporation, eLoyalty Corporation, PricewaterhouseCoopers LLC, Cap Gemini S.A., IBM Global Services, Oracle Corporation and Alcatel that offer similar products and professional services. Our value-added services compete with Cisco Systems, Inc., Williams Communications Group, Inc., Nortel Networks Corporation, Siemens Aktengesellschaft, KPMG Consulting, Inc., Compaq Computer Corporation and Amteva Technologies, Inc. We expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

     Our competitive position varies depending on the segment of our market. We are a leader worldwide in messaging and structured cabling systems and the U.S. leader in call center and enterprise communications systems. With respect to the data communications products segment, we are relatively new and our product portfolio is less complete than that of many of our competitors. Our professional services and value-added service groups primarily serve customers which purchase our systems and software and are relatively small as compared to our competitors. As part of the distribution, our name will change. We believe that the Lucent name has significant value and has enhanced our competitive position historically. It is too early to assess whether this change will affect our competitive position. We will have agreements with Lucent that allow us to use Lucent's name and logo and to verbally describe our previous relationship with Lucent for a period of time following the distribution. Please see
"-- Patents, Trademarks and Other Intellectual Property" for a discussion of these agreements.

     Technological developments and consolidation within the communications industry result in frequent changes to our group of competitors. The principal competitive factors in the product segment of our market include:

     - product features and reliability;

     - customer service and technical support.

     - relationships with distributors, value-added resellers and systems integrators;

     - an installed base of similar or related products;

     - relationships with buyers and decision makers;

     - price;

     - brand recognition;

     - the ability to integrate various products into a customer's existing network; and

     - the ability to be among the first to introduce new products;

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     The principal competitive factors in the professional services segment of our market include:

     - focus on the customer's specific needs;

     - project management and change management skills;

     - business model as well as technical architecture and information systems design skills;

     - product-specific expertise;

     - eBusiness experience and expertise;

     - speed of delivery;

     - industry, business process and general business expertise; and

     - objectivity of advice provided.

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

     Upon consummation of the distribution, we will own rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. Lucent and its subsidiaries also will grant rights and licenses to certain of their patents, trademarks, copyrights, trade secrets and other intellectual property to enable us to manufacture, market and sell all our products. In addition, Lucent will convey to us certain sublicenses under patents of third parties.

     Under the intellectual property agreements we are entering into with Lucent as part of the distribution, Lucent and one of its subsidiaries will assign to us approximately 1,500 U.S. patents and patent applications and their respective corresponding foreign patents and patent applications. In connection with these patents, we will enter into a cross license agreement with Lucent. In addition Lucent will assign to us numerous trademarks, both in the United States and in foreign countries. It is contemplated that the primary trademarks used in the sale of our products and services will be transferred to us, except for the Lucent or Bell Laboratories names.

     Following the distribution, we expect to commence marketing our products under a new name. However, for three months after the distribution, we will have the limited ability to use Lucent's corporate mark and logo on a royalty-free basis without other marks, and in conjunction with our own trade name and trademarks in a transition mark or logo. With respect to the manufacture of certain products, this period will be six months. Beginning three months after the distribution date, for an additional six months in the United States and twelve months outside of the United States, we will have the limited ability to refer to Lucent's corporate name without use of Lucent's logo on a royalty-free basis without other marks and in conjunction with our own trade name and trademarks. The rights granted to use the Lucent name and logo are applicable only to our current products and not to any products developed by us after the distribution.

     Our intellectual property policy will be to protect our products and processes by asserting our intellectual property rights where appropriate and prudent. We will also obtain patents, copyrights, and other intellectual property rights used in connection with our business when practicable and appropriate.

PROPERTIES

     As of March 31, 2000, we operated 8 manufacturing facilities, 68 warehouse locations and 3 repair sites in the United States and 21 other countries. We also have 536 offices located in 50 countries and 24 research and development facilities located in Australia, India, Israel, France, Singapore, the United Kingdom and the United States. Our principal manufacturing facilities are located in Australia, China, France, India, Ireland, Israel, the United Kingdom, the United States and Venezuela. We also have a 25.5% interest in one joint venture located in Gandhinagar, India which is predominantly used as a manufacturing site and is mostly on owned property. These facilities have an aggregate floor space of approximately 13 million square feet, of which approximately 4 million square feet is owned and

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approximately 9 million square feet is leased. Our lease terms range from monthly leases to 19 years. In connection with our restructuring initiative to outsource the manufacturing of our systems and software other than our structured cabling systems, we are assessing the potential disposition of manufacturing sites by the end of 2001. We believe that all of our facilities and equipment are in good condition and are well maintained and able to operate at present levels.

EMPLOYEES

     As of March 31, 2000, we employed approximately 34,000 full-time employees, including approximately 4,300 research and development employees, 3,400 account managers, 6,700 field service employees and 800 employees in professional service. Of these 34,000 employees approximately 20,000 are management and non-union-represented employees and approximately 14,000 are U.S. union-represented employees covered by collective bargaining agreements. On May 31, 1998 Lucent entered into a collective bargaining agreement with the Communications Workers of America and the International Brotherhood of Electrical Workers. In connection with the distribution, we will assume the obligations under the agreement with respect to our union-represented employees. The agreement will be effective until May 31, 2003 unless the parties reach a mutual agreement to amend its term. We believe that we generally have a good relationship with our employees and the unions that represent them. We are subject from time to time to unfair labor charges filed by the unions with the National Labor Relations Board. If we are unsuccessful in resolving these charges, our operations may be disrupted, or we may incur additional costs that may decrease our profitability.

BACKLOG

     Our backlog, calculated as the aggregate of the sales price of orders received from customers less revenue recognized, was approximately $788 million and $786 million on September 30, 1999 and September 30, 1998, respectively. At March 31, 2000, our backlog was $427 million. The majority of these orders are fulfilled within two months. However, all orders are subject to possible rescheduling by customers. Although we believe that the orders included in the backlog are firm, some orders may be cancelled by the customer without penalty, and we may elect to permit cancellation of orders without penalty where management believes it is in our best interests to do so. We expect our backlog will grow for the remainder of the year, reflecting the traditionally stronger second half of our annual business cycle.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. Our facilities are subject to regular internal audits governing all aspects of employee protection, materials handling and environmental compliance. In addition, many of our facilities are subject to third-party certified 14001 environmental compliance programs. Based upon these reviews, we believe that we are in substantial compliance with all applicable environmental, health and safety laws. We have not incurred material capital expenditures for such matters during the past three years, nor do we anticipate having to incur such expenditures during the current or succeeding fiscal year.

     We are subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination. Such provisions impose liability on us for the costs of investigating and remediating releases of hazardous materials at sites currently or formerly owned, operated or leased by us. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. Some of our facilities are located in areas where industrial activities have been ongoing for many years.

     We are currently conducting investigation and/or cleanup of known contamination at approximately five of our facilities, either voluntarily or pursuant to government directives. We have established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or

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third-party environmental studies and the extent of contamination and the type of required cleanup. Although we believe that our reserves are adequate to cover known environmental liabilities, it is often difficult to estimate with certainty the future cost of such matters. Therefore, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our financial position, results of operations or cash flows.

LEGAL PROCEEDINGS

     From time to time we are involved in legal proceedings arising in the ordinary course of business. We believe there is no litigation pending that should have, individually or in the aggregate, a material adverse effect on our financial position or results of operations. We are currently involved in three purported class action lawsuits related to Y2K issues. Although we believe that the outcome of these actions will not adversely affect our business prospects, if these cases progress, they will require expenditure of significant legal costs related to their defense.

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                  RELATIONSHIP BETWEEN LUCENT AND OUR COMPANY
                             AFTER THE DISTRIBUTION

     In connection with the distribution, we will enter into the Contribution and Distribution Agreement and a number of ancillary agreements with Lucent for the purpose of accomplishing the contribution to us of the businesses described in this information statement and the distribution. These agreements will govern the relationship between Lucent and us subsequent to the distribution and provide for the allocation of employee benefit, tax and other liabilities and obligations attributable to periods prior to the distribution. The ancillary agreements include:

     - Interim Services and Systems Replication Agreement;

     - Global Purchase and Service Agreement;

     - General Sales Agreement;

     - Microelectronics Product Purchase Agreement;

     - Reseller Agreements;

     - Master Subcontracting Agreement;

     - Master Services Agreement;

     - Original Equipment Manufacturing and Value Added Reseller Agreement;

     - Employee Benefits Agreement;

     - Trademark License Agreement;

     - Trademark and Service Mark Assignment;

     - Trade Dress Assignment;

     - Patent and Technology License Agreement;

     - Patent Assignment;

     - Technology Assignment;

     - Technology Access and Development Project Agreement;

     - Tax Sharing Agreement;

     - State and Local Income Tax Allocation Agreement; and

     - Real Estate Agreements.

     In addition, the current Federal Tax Allocation Agreement by and among Lucent and its subsidiaries governing the allocation of federal income taxes among Lucent and its subsidiaries will continue to apply to us for taxable periods prior to and including the distribution. The material agreements summarized below have been filed as exhibits to the registration statement of which this information statement forms a part and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements.

CONTRIBUTION AND DISTRIBUTION AGREEMENT

     The Contribution and Distribution Agreement will set forth the agreements between us and Lucent with respect to the principal corporate transactions required to effect the contribution and the distribution, and other agreements governing the relationship between Lucent and us.

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     THE CONTRIBUTION

     To effect the contribution, Lucent will transfer or agree to transfer, or to cause its subsidiaries to transfer, the assets of the businesses described in this information statement. We will assume, or agree to assume, and will agree to perform and fulfill all of the liabilities of the contributed businesses in accordance with their respective terms. Except as expressly set forth in the agreement or in any other ancillary agreement, neither we nor Lucent will make any representation or warranty as to the assets, businesses or liabilities transferred or assumed as part of the contribution, as to any consents or approvals required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence of any defenses or freedom from counterclaim with respect to any claim of either us or Lucent, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred. Except as expressly set forth in any other ancillary agreement, all assets will be transferred on an "as is," "where is" basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any security interest and that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not complied with.

     THE DISTRIBUTION

     The Contribution and Distribution Agreement will provide that, subject to the terms and conditions contained in the agreement, we and Lucent will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied, and to effect the distribution as of 11:59 p.m. on September 30, 2000. Lucent's agreement to consummate the distribution will be subject to the satisfaction or waiver by the Lucent board, in its sole discretion, of the following conditions:

     - a private letter ruling from the IRS shall have been obtained, and shall continue in effect, to the effect that, among other things, the distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code and the transfer to us of the assets and the assumption by us of the liabilities in connection with the contribution will not result in recognition of any gain or loss for federal income tax purposes to Lucent, us or Lucent's or our shareowners, and such ruling shall be in form and substance satisfactory to Lucent, in its sole discretion;

     - any material governmental approvals and consents necessary to consummate the distribution shall have been obtained and be in full force and effect;

     - no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution shall be in effect, and no other event outside the control of Lucent shall have occurred or failed to occur that prevents the consummation of the distribution; and

     - no other events or developments shall have occurred that, in the judgment of the board of directors of Lucent, would result in the distribution having a material adverse effect on Lucent or Lucent's shareowners.

     RELEASES AND INDEMNIFICATION

     The Contribution and Distribution Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among us or any of our subsidiaries or affiliates, on the one hand, and Lucent or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the date of the agreement.

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     We will agree to indemnify, hold harmless and defend Lucent, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

     - the failure of us or any of our affiliates or any other person to pay, perform or otherwise promptly discharge any liabilities associated with the contributed businesses, or any contracts associated with the contributed businesses, in accordance with their respective terms;

     - the contributed businesses, liabilities or contracts;

     - any material breach by us or any of our affiliates, of the agreement or any of the other ancillary agreements; and

     - any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement or necessary to make the statements in the registration statement or this information statement not misleading.

Also, we will indemnify Lucent and its affiliates, subject to limited exceptions, against any claims of patent, copyright or trademark infringement or trade secret misappropriation with respect to any product, software or other material provided by or ordered from the contributed businesses prior to the distribution.

     Lucent will agree to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

     - the failure of Lucent or any affiliate of Lucent or any other person to pay, perform or otherwise promptly discharge any liabilities of Lucent or its affiliates other than liabilities associated with the contributed businesses;

     - the Lucent businesses or any liability of Lucent or its affiliates other than liabilities associated with the contribution of the businesses; and

     - any material breach by Lucent or any of its affiliates of the agreement or any of the other ancillary agreements.

Also, Lucent will indemnify us and our affiliates, subject to limited exceptions, against any claims of patent, copyright or trademark infringement or trade secret misappropriation with respect to any product, software or other material provided by or ordered from Lucent's retained businesses prior to the distribution.

     The Contribution and Distribution Agreement also will specify procedures with respect to claims subject to indemnification and related matters.

     CONTINGENT LIABILITIES AND CONTINGENT GAINS

     The Contribution and Distribution Agreement will provide for indemnification by us and Lucent with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to each of us, subject to the sharing provisions described below. In the event the aggregate value of all amounts paid by us or Lucent, in each case, together with any affiliates in respect of any single contingent liability or any set or group of related contingent liabilities is in excess of a certain threshold amount, we and Lucent will share portions in excess of the threshold amount in proportion to the respective book value of Lucent's and our assets.

     The Contribution and Distribution Agreement will also provide for the sharing of some contingent liabilities, which are defined as:

     - any contingent liabilities that are not primarily contingent liabilities of Lucent or contingent liabilities associated with the contributed businesses;

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     - some specifically identified liabilities, including liabilities relating to terminated, divested or discontinued businesses or operations; and

     - shared contingent liabilities within the meaning of the separation and distribution agreement with AT&T Corp.

     Lucent will assume the defense of, and may seek to settle or compromise, any third party claim that is a shared contingent liability, and those costs and expenses will be included in the amount to be shared by us and Lucent.

     The Contribution and Distribution Agreement will provide that we and Lucent will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, us or Lucent respectively.

     The Contribution and Distribution Agreement will provide for the establishment of a contingent claims committee comprised of one representative designated from time to time by each of Lucent and us and sets forth procedures for the purpose of resolving disagreements among the parties as to contingent gains and contingent liabilities.

     DISPUTE RESOLUTION

     The Contribution and Distribution Agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Lucent. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Lucent. If such efforts are not successful, either we or Lucent may submit the dispute, controversy or claim to non-binding mediation, subject to the provisions of the agreement.

     RESTRICTIONS ON BUSINESS TRANSACTIONS

     Subject to Lucent's ability to terminate certain rights granted to us and our affiliates under the ancillary agreements, the Contribution and Distribution Agreement will provide that none of Lucent, us, or our respective subsidiaries or affiliates will have any duty to refrain from engaging in similar activities or lines of business, or from doing business with any potential or actual supplier or customer of any other person.

     ABILITY TO TERMINATE CERTAIN RIGHTS

     The Contribution and Distribution Agreement will provide that certain rights granted to us and our affiliates under the ancillary agreements will be subject to termination based on the provisions described in the next section.

     CHANGE OF CONTROL; RESTRICTIONS ON STRATEGIC ALLIANCES

     In the event that, at any time prior to a specified period after the distribution, there is a change of control of us as defined in the Contribution and Distribution Agreement or we or any of our affiliates enters into a strategic alliance with certain named competitors of Lucent or any of their respective affiliates, then Lucent could terminate or cause us to reconvey some of the rights, including important intellectual property rights granted to us under the agreements which we are entering into with Lucent.

     PROVISIONS RELATING TO THIRD-PARTY INTELLECTUAL PROPERTY LICENSE AGREEMENTS

     The Contribution and Distribution Agreement will provide, subject to specified exceptions, for the grant by Lucent to us of a sublicense under certain third-party intellectual property license agreements. The Patent and Technology License agreement will provide similar grants to us from Lucent's subsidiary, Lucent Technologies GRL Corporation, with respect to third party patent license agreements executed by that subsidiary.

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     EXPENSES

     Except as expressly set forth in the Contribution and Distribution Agreement or in any other ancillary agreement, whether or not the distribution is consummated, all third party fees, costs and expenses paid or incurred in connection with the distribution will be paid by us.

     TERMINATION

     The Contribution and Distribution Agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution date in the sole discretion of Lucent without our approval or the approval of the shareowners of Lucent. In the event of such termination, no party shall have any liability of any kind to any other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by both Lucent and us.

     AMENDMENTS AND WAIVERS

     No provisions of the Contribution and Distribution Agreement or any other ancillary agreement will be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative against whom it is sought to enforce such waiver, amendment, supplement or modification.

     FURTHER ASSURANCES

     In addition to the actions specifically provided for elsewhere in the Contribution and Distribution Agreement, both we and Lucent will agree to use our reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the agreement and the other ancillary agreements.

INTERIM SERVICES AND SYSTEMS REPLICATION AGREEMENT

     We and Lucent will enter into an Interim Services and Systems Replication Agreement to provide each other, on an interim, transitional basis, with various data processing services, telecommunications services and corporate support services, including: accounting, financial management, information systems management, tax, payroll, legal, human resources administration, procurement and other general support. Furthermore, under the terms of this agreement Lucent will provide us with technical support for our converged voice and data products for a specified period of time. Specified charges for such services are generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, without profit.

     The Interim Services and Systems Replication Agreement also provides for the replication and transfer of specified computer systems used for administrative support or used in our businesses or Lucent's businesses. The systems include specified hardware, software, data storage or maintenance and support components. Costs and expenses of purchasing new hardware or obtaining new software licenses will be borne by the party purchasing the new hardware or licensing the new software.

     In general, the services shall commence on October 1, 2000 and shall expire on March 31, 2001 unless an earlier termination date is specified as to a particular service. The agreement may be extended by the parties in writing either in whole or in part. The company receiving data processing services, telecommunications services and corporate support services may terminate the agreement with respect to one or more of those services upon ninety days notice. The company receiving systems replication and transfer services may terminate the agreement immediately, with respect to those services, upon written notice to the providing company. A small number of corporate support services related to accounts receivable, accounts payable and payroll processing that are currently performed by Lucent non-management employees, and some other corporate support services related to administration of programs

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for the benefit of non-management employees that become our employees or their beneficiaries, may extend until May 31, 2003.

COMMERCIAL AGREEMENTS

     We and Lucent will enter into a Global Purchase and Service Agreement, a General Sales Agreement, a Microelectronics Product Purchase Agreement, two Reseller Agreements, a Master Subcontracting Agreement, a Master Services Agreement, and an Original Equipment Manufacturing and Value Added Reseller Agreement. The pricing terms for the products and services covered by the Global Purchase and Service Agreement and all other ancillary commercial agreements will reflect negotiated prices.

     Under the Global Purchase and Service Agreement we will provide to Lucent communications and other related products for Lucent's internal operational use. These products include some of our enterprise voice communications products and our multi-service networking products. Under the agreement, we will also provide warranty and post-warranty maintenance support services for products that are already installed in Lucent offices as well as for new products installed thereafter. The agreement neither grants to us an exclusive right to provide Lucent any or all of these products or services, nor does it require the procurement of products or services from us by Lucent. The agreement shall commence on October 1, 2000, and will expire on September 30, 2003, unless earlier terminated by either party for certain specified breaches. We and Lucent may extend this agreement for additional one year periods with a written mutual agreement.

     The General Sales Agreement and the Microelectronic Product Purchase Agreement govern transactions pursuant to which Lucent will provide goods and services that are part of the businesses not being transferred to us. These agreements neither grant to Lucent an exclusive right to provide us with any or all products, or services, nor require the procurement of products, or services from Lucent by us. The General Sales agreement and the Microelectronic Product Purchase Agreement will commence on October 1, 2000, and expire on September 30, 2003, unless earlier terminated by either party for certain specified breaches. We and Lucent may extend both of these agreements for additional one year periods with written mutual agreements.

     The Reseller Agreements govern transactions in which either we or Lucent furnish items to the other for resale. Each agreement covers specified products and licensed materials of both Lucent and ours, respectively. Either party may add to or delete products upon ninety days notice. The agreements do not grant to either us or Lucent an exclusive right to resell the products, and both we and Lucent may contract with others. The pricing in each Reseller Agreement shall be determined by our or Lucent's list price in effect on the date of the applicable reseller's receipt of an order. These agreements will be effective as of October 1, 2000 and shall expire on September 30, 2003, unless earlier terminated by either party for certain specified breaches. We and Lucent may extend these agreements for additional one year periods with a written mutual agreement. Either we or Lucent may terminate these agreements without cause upon sixty days written notice.

     The Global Purchase and Service Agreement, General Sales Agreement, Microelectronic Sales Agreement and Reseller Agreement also contain provisions governing:

     - ordering and delivery;

     - payment terms;

     - certain intellectual property matters;

     - product warranties;

     - product support and documentation;

     - engineering, installation, maintenance and other services;

     - dispute resolution; and
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     - liability issues.

     The Master Subcontracting Agreement sets forth the terms by which we and Lucent may subcontract for services and related deliverables from each other to support our respective customers. The prime contractor will pay the subcontractor according to the rates established in the statement of work. The subcontractor may not subcontract any portion of the services or deliverables without advising the prime contractor first. The agreement also covers specified intellectual property matters, warranties, dispute resolution and liability issues. This agreement will be effective as of October 1, 2000 and shall expire on September 30, 2003, unless earlier terminated by either party for certain specified breaches. This agreement may be extended for additional one year periods upon ours and Lucent's written mutual consent.

     The Master Services Agreement covers any order for services not addressed in any other commercial agreement between us and Lucent. Under this agreement either we or Lucent or our or Lucent's affiliates may place orders for services from the other party including maintenance service, professional services, changes in services, and extension of services. Prices shall be set forth in a statement of work and paid for by the ordering party. The agreement also covers specified intellectual property matters, warranties, dispute resolution, and liability issues. This agreement is effective as of October 1, 2000 and shall expire on September 30, 2003. We and Lucent may extend this agreement for additional one year periods with a written mutual agreement, and it may be terminated for certain breaches.

     The Original Equipment Manufacturing and Value Added Reseller Agreement governs transactions pursuant to which we and Lucent will buy, on an ordered basis, products from each other for integration into finished products for sale or resale or for resale in combination with enhancements added by the other party. The agreement neither grants to the supplier an exclusive right to sell to the buyer any or all products nor does it require the purchase of products from the supplier by the buyer. The agreement also covers specified intellectual property matters, warranties, dispute resolution, and liability issues. This agreement is effective as of October 1, 2000 and shall expire September 30, 2003. This agreement may be extended for additional one year periods upon our and Lucent's written mutual consent, and may be terminated for certain breaches.

EMPLOYEE BENEFITS AGREEMENT AND PLANS

     We will adopt a variety of employee benefit plans in connection with the distribution.

     EMPLOYEE BENEFITS AGREEMENT

     We will enter into an employee benefits agreement with Lucent, pursuant to which we will create independent pension and other employee benefit plans that are substantially similar to Lucent's existing pension and other employee benefit plans. This agreement will provide for the transfer of assets and liabilities of various existing Lucent pension and other employee benefit plans covering Lucent employees who are transferring to us. Generally, following the distribution, Lucent will cease to have any liability or obligation to our active employees and their beneficiaries, and to our employees who leave our employ after September 30, 2000 under any of Lucent's benefit plans, programs or practices. Our benefit plans will assume and be responsible for liabilities and obligations to those employees under all these benefit plans, programs and practices which we may adopt. The employee benefits agreement does not preclude us from discontinuing or changing such plans at any time thereafter, with certain exceptions noted below.

     RETIREMENT PLANS

     We will establish and administer defined benefit pension plans for our employees who, immediately prior to the distribution, participated in Lucent's retirement plans. Lucent has agreed to transfer specified assets and liabilities, based on formulas set forth in the employee benefits agreement, from the trust for Lucent's defined benefit pension plans to the trust for our defined benefit pension plans. Each of our eligible employees will, for all purposes under our defined benefit pension plans, be credited with the

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service and any accrued benefit credited to him or her under the terms of the corresponding Lucent plans as of the distribution.

     SAVINGS PLANS

     We will establish defined contribution savings/401(k) plans. Our savings/401(k) plans will include all active employees who immediately prior to the distribution date were participants in Lucent's savings/401(k) plans. Each employee who participates in savings/401(k) plans will be credited with the service and the account balance credited to him or her as of the distribution date under the terms of Lucent's savings/401(k) plans. Lucent will transfer those account balances from its savings/401(k) plans to our savings/401(k) plans.

     WELFARE PLANS

     We will adopt appropriate welfare benefit plans to provide welfare benefits, including retiree medical and life benefits, to our employees and retirees. The assets funding such liabilities under these plans, including assets held in trusts constituting voluntary employee beneficiary associations, will be transferred from trust and other funding vehicles associated with Lucent's plans to the corresponding trusts and other funding vehicles associated with our plans according to formulas set forth in the employee benefits agreement.

     LUCENT STOCK OPTIONS AND RESTRICTED STOCK UNITS

     Pursuant to the employee benefits agreement, Lucent stock options and restricted stock units held by our employees will be converted to our stock options and restricted stock units at the time of the distribution. As part of the conversion, we will multiply the number of shares purchaseable under each converted stock option by a ratio determined at the time of the distribution and divide the exercise price per share of each option by the same ratio. The number of shares covered by each restricted stock unit will be multiplied by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. All other terms of the converted stock options and restricted stock units will remain the same as those in effect immediately prior to the distribution.

     DEFERRED COMPENSATION PLANS

     Account balances of our employees under the Lucent deferred compensation plans will be credited to them under a frozen deferred compensation plan, and we will thereafter be solely responsible for such obligations.

TRADEMARK LICENSE AGREEMENT; TRADEMARK AND SERVICE MARK ASSIGNMENT; TRADE DRESS ASSIGNMENT

     It is contemplated that the primary trademarks used in the sale of our products and services will be transferred to us, except for Lucent's name and logo and the Bell Laboratories name. We also expect to have the use of the Lucent name and logo and the Bell Laboratories name, on a royalty-free basis, for a transitional period.

TECHNOLOGY ASSIGNMENT

     On or prior to the distribution date, we and Lucent will execute and deliver assignments and other agreements, including the technology assignment, related to technology currently owned or controlled by Lucent and its subsidiaries. Technology will include copyrights, mask works and other intellectual property other than trademarks, trade names, trade dress, service marks and patent rights. The technology assignment will divide ownership of technology between us and Lucent, with each owning technology that was developed by or for, or purchased by, each company for their respective businesses. Certain specified technology will be owned jointly by us and Lucent.

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PATENT ASSIGNMENT

     On or prior to the distribution date, we and Lucent will execute and deliver patent assignments and other agreements, related to patents currently owned or controlled by Lucent and its subsidiaries. The patent assignments will divide ownership of patents, patent applications and foreign counterparts between us and Lucent.

     The ownership of patents will be divided as follows. First, Lucent will transfer to us approximately several hundred patent applications held by Lucent that relate principally to our businesses. Lucent will retain ownership of all other patents and patent applications currently owned by Lucent. Second, a Lucent subsidiary, Lucent Technologies Guardian Corp., will transfer to us approximately 800 patents and approximately 500 patent applications that relate principally to our businesses. Those patents first will be transferred to a newly-formed subsidiary of Guardian, the shares of which will be contributed to us under the Contribution and Distribution Agreement. Guardian will retain ownership of all other patents and patent applications. Third, the patents held by some of the wholly owned subsidiaries of Lucent will be transferred to us as a result of the transfer of shares of the subsidiaries to us.

PATENT AND TECHNOLOGY LICENSES AND RELATED MATTERS

     The Contribution and Distribution Agreement provides that we and Lucent will execute and deliver a Patent and Technology License Agreement, related to patents and technology currently owned or controlled by Lucent and its subsidiaries.

     The Patent and Technology License Agreement to be entered into by us and Lucent provides for cross-licenses to each company, and a balancing payment to Lucent to reflect the balance of values exchanged by us and Lucent under the agreement. We and Lucent will grant to each other, under the patents that each of us has, a nonexclusive, personal, nontransferable license to make, have made, use, lease, import, offer to sell, and sell any and all products and services of the businesses in which the licensed company, including specified related companies, is now or hereafter engaged. The cross-licenses also permit each company, subject to specified limitations, to have third parties make items under the other company's patents, as well as to pass through to customers certain rights under the other company's patents with respect to products and services furnished to customers by the licensed company. The right to sublicense to unaffiliated third parties will not be granted under the cross-licenses, except for limited rights to sublicense a divested business. The cross-licenses between us and Lucent cover all of each company's patents, including patents issued on patent applications with a filing date prior to October 1, 2002.

     The Patent and Technology License Agreement will also provide for personal, worldwide, nonexclusive, and non-transferable cross-licenses to each company to certain specified technology existing as of the distribution date. These rights include the right to copy, modify and improve any portion of the licensed technology. Subject to exceptions set forth in the agreement, no right will be granted to sublicense any of the technology other than in connection with the sale or licensing of products. Subject to restrictions set forth in the agreement, this agreement will further grant to us certain joint ownership rights in specified technology. This agreement becomes effective October 1, 2000.

RESEARCH AND DEVELOPMENT AGREEMENT

     We and Lucent will enter into a Technology Access and Development Project Agreement governing Lucent's and our future commercial relationship under which Bell Laboratories will perform some research and development activities for us. Under this agreement, we will have access to the results of some Bell Laboratories' research and development activities, and Bell Laboratories will perform specific research and development projects on a contract basis for us. The fees paid under this agreement are expected to be comparable to those that would be agreed upon by unrelated parties. The agreement will commence on October 1, 2000 and expire on September 30, 2003. We and Lucent may extend this agreement for additional one year periods with a written mutual agreement. The agreement will terminate at any time if either we or Lucent materially breach the agreement, and fails to cure the default sixty days after written notice has been given.
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TAX SHARING AGREEMENT

     We and Lucent will enter into a Tax Sharing Agreement which will govern Lucent's and our respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. In addition, the Tax Sharing Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to implement the distribution. If the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes. The Tax Sharing Agreement will commence on October 1, 2000.

REAL ESTATE AGREEMENTS

     Lucent's real estate has been divided between Lucent and us. After the distribution, however, we and Lucent will continue to share some current work locations for our respective work forces. The shared locations will be approximately 100 of Lucent's 1,300 real estate locations. Approximately 15% of these shared locations will continue to be owned by either Lucent or us; the remaining 85% will continue to be leased commercially.

     Generally, ownership of Lucent's buildings and assignment of commercially leased buildings has been divided between Lucent and us based on which company is the primary user of the respective building. Based on that allocation method, we and Lucent currently contemplate that, out of approximately 60 million square feet of space, Lucent would be the landlord or sublandlord of us for approximately 1.2 million square feet of space, and we will be the landlord or sublandlord of Lucent for approximately 700,000 square feet of space.

     A standard form of lease and a standard form of sublease based on commercial models and comparable to arm's-length agreements has been employed regardless of which company owns a building or is the assignee for a leased building. Subleases for space in commercially leased locations have varying terms generally to match the terms of the underlying leases. All commercial landlord charges, such as rent, additional rent, building services and taxes paid directly by the sublandlord, will be based on the proportionate share of space occupied by the subtenant and marked up by a management fee payable to the sublandlord intended to cover the costs of administering the sublease. Any other building services provided by the sublandlord to the subtenant will be at cost plus an administrative fee, increased annually to match the consumer price index.

     Subject to limited exceptions, leases for space in owned buildings have a two-year term if the space occupied by the tenant is 20,000 square feet or less and a three-year term if the space occupied by the tenant is greater than 20,000 square feet. In general, rent in owned buildings is at market price for comparable tenants. Real estate taxes will be allocated proportionately to the tenant, subject to a management fee. Any building services provided by the landlord will be at cost plus an administrative fee, increased annually to match the consumer price index.

     It is contemplated that all necessary leases and subleases for transitional shared real estate will be effective October 1, 2000. The tenant in owned buildings and the subtenant in commercially leased buildings will be responsible for their proportionate share of the full lease obligation, except that:

     - for space occupied by a tenant or subtenant equal to or less than 5 percent of the total space, not to exceed 5,000 square feet, the tenant or subtenant may cancel its lease or sublease on 90-day written notice without further liability;

     - for space occupied by a tenant or subtenant equal to or less than 5 percent of the total space, not to exceed 15,000 square feet, the tenant/subtenant or landlord/sublandlord may cancel the lease or sublease on 9 months written notice without further liability; and

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

     - for property owned in fee by a landlord which is sold, conveyed or transferred, the rent will then increase to fair market value, after which determination the tenant may cancel the lease on six months' written notice, without further liability.

OTHER AGREEMENTS

     We and Lucent will enter into a State and Local Income Tax Allocation Agreement and continue the existing current Federal Tax Allocation Agreement by and among Lucent and its subsidiaries. These tax agreements govern the allocation of state, local and federal income taxes for periods prior to and including the distribution date. In addition, after the distribution, we will become a party to Lucent's two existing collective bargaining agreements. See "Business -- Employees" for a description of these collective bargaining agreements and how they will operate after the distribution.

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

                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information as to persons who serve or who are expected to serve as our directors, executive officers or key employees immediately following the distribution. Our board of directors will be comprised of up to eight directors, only one of whom will be an executive officer. Currently, three individuals who are employees of Lucent are serving as directors. These individuals will resign and, Donald K. Peterson, Henry B. Schacht and up to six non-employee directors will be elected to the board prior to the distribution date. Our board of directors will be divided into three classes. Commencing with the annual meeting of shareowners to be held in 2002, directors for each class will be elected at the annual meeting of shareowners held in the year in which the term for such class expires and thereafter will serve for a term of three years.

NAME                                     AGE                         POSITION
----                                     ---                         --------
Henry B. Schacht.......................   65    Chairman of the Board
Donald K. Peterson.....................   50    President and Chief Executive Officer
Homa Firouztash........................   57    Chief Operating Officer
Steve Aaronson.........................   48    Vice President of Communications
Dana Becker-Dunn.......................   49    Vice President of Transition Operations
Pamela F. Craven.......................   46    Director, Vice President, General Counsel and
                                                Secretary
Michael A. Dennis......................   41    Vice President of U.S. Services
Maryanne DiMarzo.......................   49    Vice President of Human Resources
David P. Johnson.......................   40    Vice President of Worldwide Sales and International
                                                  Services
Karyn Mashima..........................   46    Vice President of Global Strategy and Technology
Garry K. McGuire Sr. ..................   53    Chief Financial Officer
Jean F. Rankin.........................   41    Director
Richard J. Rawson......................   47    Director
Ravi Sethi.............................   52    Vice President of Research

     Henry B. Schacht will be our Chairman of the Board following the distribution. Mr. Schacht has been a director for Lucent since February 1996, and will resign this position upon taking office with us. He was Chairman of the Lucent Board from February 1996 to February 1998 and Chief Executive Officer of Lucent from February 1996 until October 1997. Mr. Schacht also served as Senior Advisor to Lucent from February 1998 to February 1999. Mr. Schacht was a director of Cummins Engine Company, Inc. from 1977 to April 2000, and was Chief Executive Officer of Cummins from 1973 to 1994 and Chairman of the Board for Cummins from 1977 to 1995. Mr. Schacht was a member of the AT&T Corp. board of directors from 1981 until taking office with Lucent in 1996 prior to its spin-off from AT&T. Mr. Schacht is a managing director and senior advisor of E.M. Warburg, Pincus and Company, LLC., and a director of The Chase Manhattan Corporation and the Chase Manhattan Bank, N.A., Alcoa, Inc., Johnson and Johnson Corporation, Knoll Inc. and the New York Times Company.

     Donald K. Peterson will be our President and Chief Executive Officer following the distribution. Mr. Peterson has been Executive Vice President and Chief Executive Officer of Lucent's Enterprise Networks Group since March 1, 2000. Previously, he was Executive Vice President and Chief Financial Officer for Lucent since February 1996. He joined AT&T in 1995 and moved to Lucent following its spin-off in 1996. While at AT&T, Mr. Peterson held the positions of Vice President and Chief Financial Officer of the AT&T Communications Services Group from September 1995 until January 1996. Prior to that time, Mr. Peterson held various senior executive positions at Northern Telecom Inc., where he worked from 1976 through September 1995. His responsibilities included President of Nortel Communications

Systems, Inc., from January 1993 to September 1995, Vice President of Finance of Northern Telecom Inc., from January 1991 to January 1993, and Group Vice President of Northern Telecom Inc., from September 1987 to January 1991.

     Homa Firouztash will be our Chief Operating Officer following the distribution. Dr. Firouztash has been Chief Operating Officer of Lucent's Enterprise Networks Group since March 2000. Previously, he was President of Worldwide Sales for Lucent's Microelectronics and Communications Technologies Group from October 1999 to March 2000. He joined AT&T in 1993 and moved to Lucent following its spin-off in 1996. Dr. Firouztash has held various positions at Lucent including Vice President and General Manager of the Wired Products Group, Vice President of Worldwide Sales for the Microelectronics and Communications Technologies Group and President of Worldwide Sales for the Microelectronics and Communications Technologies Group. While at AT&T, Dr. Firouztash was the Vice President of Global Marketing and Sales.

     Steve Aaronson will be our Vice President of Communications following the distribution. Mr. Aaronson has been Vice President of Communications for Lucent's Enterprise Networks Group since April 2000. Previously, he was Vice President of Service Provider Networks Public Relations for Lucent and also served as Vice President of Global Corporate Public Relations. He joined AT&T in 1978 and moved to Lucent following its spin-off in 1996. While at AT&T, Mr. Aaronson held various positions including Public Relations Vice President in the Asia/Pacific region.

     Dana Becker-Dunn will be our Vice President of Transition Operations following the distribution. Ms. Becker-Dunn has been the Vice President of Transition Operations for Lucent's Enterprise Networks Group since March 2000. She joined AT&T in 1972 and moved to Lucent following its spin-off in 1996. She has held various positions at Lucent, including Vice President, Growing and Emerging Markets Division, Vice President, Marketing and Strategic Business Planning, and Vice President, Multi-Media Markets Organization. At AT&T, Ms. Becker-Dunn held various positions including Vice President of Consumer Communications Services' Strategic Planning and New Business Development Organization and Chief Technical Officer of the Call Servicing Organization.

     Pamela F. Craven is presently a director, and will be our Vice President, General Counsel and Secretary following the distribution. Mrs. Craven has been Vice President, General Counsel and Secretary of Lucent's Enterprise Networks Group since March 2000. Mrs. Craven served as Vice President, Law and Secretary for Lucent from February 1, 1999 to April 2000. She joined AT&T in 1992 and moved to Lucent following its spin-off in 1996. Mrs. Craven held the position of Vice President, Law and Assistant Secretary for Lucent until January 1999. At AT&T, Mrs. Craven served as a General Attorney responsible for mergers and acquisitions.

     Michael A. Dennis will be our Vice President of U.S. Services following the distribution. Mr. Dennis has been Vice President of U.S. Services for Lucent's Enterprise Networks Group since April 2000. He joined AT&T in July 1981 and moved to Lucent following its spin-off in 1996. Mr. Dennis has held various positions at Lucent including Sales Vice President and Field Services Vice President. At AT&T, Mr. Dennis held various positions including General Manager of Global Business Communications Systems.

     Maryanne DiMarzo will be our Vice President of Human Resources following the distribution. Ms. DiMarzo has been Vice President of Human Resources for Lucent's Enterprise Networks Group since April 2000. She joined Lucent in August 1996 and served as Director of Human Resources from August 1996 to March 1997, when she was named Human Resources Vice President Corporate Centers, until April 2000. Prior to working at Lucent, Ms. DiMarzo served as the Director of Human Resources for AlliedSignal, now known as Honeywell.

     David P. Johnson will be our Vice President of Worldwide Sales and International Services following the distribution. Mr. Johnson has been Vice President of Worldwide Sales for Lucent's Enterprise Networks Group since April 2000. He joined AT&T in 1982 and moved to Lucent following its spin-off in 1996. Mr. Johnson has held various positions at Lucent, including International President of Enterprise

Networks and Regional President of Asia/Pacific Region. At AT&T, Mr. Johnson served as Regional President of the Asia/Pacific Region and as Strategic Marketing Director.

     Karyn Mashima will be our Vice President of Global Strategy and Technology following the distribution. Ms. Mashima has been Vice President of Strategy and Technology for Lucent's Enterprise Networks Group since March 2000. She joined AT&T in 1994 and moved to Lucent following its spin-off in 1996. Ms. Mashima has held various positions at Lucent, including Vice President of Advanced Multi-Media Communications Systems, Vice President of the Enterprise Systems Group and Vice President and Chief Technical Officer.

     Garry K. McGuire Sr., will be our Chief Financial Officer following the distribution. Mr. McGuire has been Chief Financial Officer for Lucent's Enterprise Network Group since May 2000. Mr. McGuire was a consultant to Kleiner, Perkins, Caufield and Byers/Broadband Office from August 1999 to December 1999. He was President and Chief Executive Officer of Williams Communications Solutions, LLC, from April 1997 to July 1999, and was President of Nortel Communications Systems, LLC, from September 1995 until April 1997. Prior to that, Mr. McGuire served as President of Bell Atlantic Meridian Systems from January 1995 to September 1995.

     Ravi Sethi will be our Vice President of Research following the distribution. Dr. Sethi has been Vice President of Research for Lucent's Enterprise Networks Group since May 2000. Dr. Sethi had been Senior Vice President of Communications Science Research for Lucent since December 1999. He joined AT&T in 1976 and worked in Bell Laboratories in areas such as data networks, software systems and network management. In 1997, Dr. Sethi took on the additional role of Chief Technical Officer of Lucent's Communications Software Group.

     Effective with the distribution, Ms. Rankin, Mrs. Craven and Mr. Rawson, who have been members of our board of directors since February 16, 2000, will cease to be members of our board.

ANNUAL MEETING

     Our amended and restated by-laws provide that beginning with the 2001 fiscal year, there will be an annual meeting of shareowners. The annual meeting will be held at our principal office or at such other place and on such date as may be fixed from time to time by resolution of our board of directors. The first annual meeting for which proxies will be solicited from shareowners will be held in calendar year 2002.

COMMITTEES OF THE BOARD OF DIRECTORS

     We will be managed under the direction of our board of directors. Our board of directors has established two committees: an audit and finance committee and a corporate governance and compensation committee.

     AUDIT AND FINANCE COMMITTEE

     The audit and finance committee will be comprised solely of directors that are not our employees or employees of any of our subsidiaries. This committee will meet with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting. This committee will also meet with the independent auditors and with our own appropriate financial personnel and internal auditors regarding these matters. Both the independent auditors and the internal auditors will regularly meet privately with this committee and have unrestricted access to this committee. The audit and finance committee will recommend to our board of directors the appointment of the independent auditors. The audit and finance committee will review our financing plans and reports recommendations to our full board for approval and to authorize action.

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

     CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

     Our corporate governance and compensation committee will be comprised solely of directors that are not our employees or employees of any of our subsidiaries. The functions of this committee include:

     - recommending to our full board of directors nominees for election as directors;

     - making recommendations to our board of directors from time to time as to matters of corporate governance;

     - administering management incentive compensation plans;

     - establishing the compensation of officers; and

     - reviewing the compensation of directors.

     This committee will consider qualified candidates for director suggested by shareowners in written submissions to our corporate secretary.

DIRECTOR COMPENSATION

     Following the distribution date, all non-employee directors will receive an annual retainer of $80,000. The chair of each committee will receive an additional annual retainer of $10,000. Directors will not receive separate meeting fees. Directors must elect to receive between 50% and 100% of their retainers in our common stock or an option to purchase our common stock or a combination of common stock and an option. Any remaining amount will be paid in cash, but shall not exceed 50% of the retainer. If a director elects to receive an option, the number of shares purchaseable under the option will be determined pursuant to the following formula:

                               Dollar value of retainer taken as an option
Number of shares = 3 x     -----------------------------------------------
                           fair market value of our stock on date of grant

     The exercise price per share under the option will be the fair market value of a share on the date of grant. Options will generally become exercisable on the six-month anniversary of the date of grant and have a 10-year term.

     We will assume the rights and obligations of Lucent under the Lucent Technologies Inc. Directors' Individual Life Insurance Program with respect to an existing policy covering Henry B. Schacht, wherein we will pay one-half of the annual premium for Mr. Schacht's policy and he will pay one-half of the annual premium. Otherwise, we will not offer a life insurance program for directors.

     We also provide non-employee directors with travel accident insurance when traveling on our business.

EXECUTIVE COMPENSATION

     The compensation of our executive officers will be approved by our corporate governance and compensation committee of our board of directors. Our corporate governance and compensation committee will consist entirely of non-employee directors. We expect that the compensation of the executive and other officers will consist principally of base salary, annual cash bonus and long-term equity-based incentive compensation.

     Salaries of the executive officers will be based, among other factors, on our corporate governance and compensation committee's assessment of the executive's responsibilities, experience and performance, compensation data of other companies, and the competitive environment for attracting and retaining executives.

     We expect that cash bonuses for executive officers will be determined each year at or following the end of our fiscal year, in accordance with targets established at or near the beginning of the fiscal year. Factors which may be considered in determining the amount of cash bonuses paid to officers will be,

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among others, the executive officer's individual performance, including the quality of strategic plans, organizational and management development, special project leadership and similar indicators of individual performance, and our financial performance, which may be measured by earnings per share, return on equity and total return to the shareholders in the form of stock price appreciation and dividends, if paid.

     Our equity-based awards will consist principally of stock options and restricted stock unit awards which will be granted from time to time under our 2000 Long Term Incentive Plan. We anticipate that our corporate governance and compensation committee will base grants of stock-based awards on various factors, including the number of shares of common stock outstanding, the number of shares of common stock authorized under the 2000 Long Term Incentive Plan, the executive officer's ability to contribute to our future services and the other elements of the executive's compensation.

     We are a recently formed subsidiary of Lucent, formed on February 16, 2000. We were not in existence on September 30, 1999, the end of Lucent's last fiscal year. Although certain of the individuals who will be serving as our executive officers were performing services in connection with our businesses during the last fiscal year, those individuals were employed by Lucent during such period, were not dedicated exclusively to our businesses, and, in fact, devoted substantial time and effort to other Lucent businesses or to the Lucent organization in general. Our businesses had no formalized executive management structure prior to our formation, and certain of the individuals who would have constituted the most highly compensated individuals providing services to our businesses as of the end of the last fiscal year are not, in fact, our executive officers. Accordingly, no historical information on the compensation of executive officers is reported. Our proxy statement for the 2002 annual meeting of shareowners will contain information on compensation paid to our executive officers in fiscal year 2001.

PENSION PLANS

     Prior to the distribution, most of our U.S. management employees, including executive officers, are participants in Lucent's retirement income plan. Effective at the time of the distribution, we will adopt a retirement income plan that will replicate, in all material respects, the Lucent retirement income plan, and that will be a non-contributory pension plan which covers management employees, including the executive officers. We also will adopt a non-contributory supplemental pension plan that will replicate in all material respects Lucent's supplemental pension plans. The following is a summary description of the expected terms of our retirement income plan and our supplemental pension plan.

     Participants will be given full credit under our retirement income plan for service and compensation accrued under the Lucent retirement income plan. Under our retirement income plan, annual pensions will be computed on an adjusted career average pay basis. A participant's adjusted career average pay will be equal to 1.4% of the sum of the individual's:

     - average annual pay for the five years ending December 31, 1998, excluding the annual bonus award paid in December 1997, times the number of years of service prior to January 1, 1999;

     - pay subsequent to December 31, 1998; and

     - annual bonus award paid in December 1997.

     The normal retirement age under our retirement income plan will be 65. However, employees who are at least age 50 with at least 15 years of service can retire with reduced benefits. If an employee's age is at least 50 and, when added to service, is equal to or greater than 75, the employee may retire with unreduced pension benefits. A reduction equal to 3% is made for each year age plus service is less than 75. Pension amounts under our retirement income plan will not be subject to reductions for social security benefits or other offset amounts.

     Average annual pay includes base salary and annual bonus awards. However, federal laws place limitations on compensation amounts that may be included under this plan. In 2000, up to $170,000 in eligible base salary and annual bonus could be included in the calculation under this plan.

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

     Pension amounts based on our retirement income plan formula which exceed the applicable limitations will be paid under our supplemental pension plan. Compensation and benefit amounts which exceed the applicable federal limitations will be taken into account, and pension amount related to annual bonus awards payable to executive officers will be paid, under our supplemental pension plan. This plan will be a non-contributory plan, and will use the same adjusted career average pay formula and eligibility rules as our retirement income plan to provide supplemental pension benefits to our management employees, including our executive officers.

     Our supplemental pension plan will provide executive officers and other of our eligible employees with minimum pensions. Eligible retired executive officers and surviving spouses may receive an annual minimum pension equal to 15% of the sum of final base salary plus annual bonus awards. This minimum pension will be offset by amounts received by plan participants as pensions under all our pension plans.

     Pursuant to the terms of an arrangement provided by AT&T and assumed by Lucent and, at the time of the distribution, by us, Mr. Peterson will also be entitled to a supplemental pension benefit under our supplemental pension plan. This benefit will be available to certain management employees who were hired at age 35 or over at specified levels and who terminate with at least five years service at such level. This plan will provide additional pension credits equal to the difference between age 35 and the maximum possible years of service attainable at age 65, but not to exceed actual net credited service, at one-half the rate in our retirement income plan.

     It is anticipated that some of our non-qualified executive benefit plans will be supported by a benefits protection trust, the assets of which will be subject to the claims of our creditors. In the event of a change in control or a potential change in control of our company, certain additional funds might be required to be contributed to such trust to support benefits under such plans.

2000 COMPANY LONG TERM INCENTIVE PLAN

     We intend to adopt, with the approval of Lucent in its capacity as our sole stockholder, the 2000 Long Term Incentive Plan, for the benefit of our executive officers and some of our other employees. The plan is distinct from any other broad-based plan that we may adopt for the grant of stock options to our employees more generally. After the distribution, the 2000 Long Term Incentive Plan will be administered by our corporate governance and compensation committee. In order to ensure that compensation paid pursuant to the 2000 Long Term Incentive Plan can qualify as "performance-based compensation" not subject to the limitation on deductibility of executive compensation in excess of $1 million, we intend to seek shareowner approval of the 2000 Long Term Incentive Plan at our 2002 annual meeting of shareowners.

     The following description of the 2000 Long Term Incentive Plan is qualified by reference to the full text thereof, a copy of which will be filed as an exhibit to the registration statement.

     AWARDS

     The 2000 Long Term Incentive Plan for officers and executives provides for the grant of incentive stock options that qualify under Section 422 of the Code and non-statutory stock options, stock appreciation rights, restricted stock awards, performance awards, and other stock unit awards, as such terms are defined in the 2000 Long Term Incentive Plan. No determination has yet been made as to the number of our employees who will be eligible to participate in such 2000 Long Term Incentive Plan. However, as described under "Arrangements Between Lucent and Our Company -- Employee Benefits Agreement," our approximately 85 officers and executives who hold Lucent stock awards are expected to receive in substitution therefor, following consummation of the distribution, awards under the 2000 Long Term Incentive Plan.

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     SHARES AVAILABLE

     The total number of shares of our common stock available for awards granted
under the 2000 Long Term Incentive Plan will be        shares. During the
five-year term of the long term plan, no more than        shares of our common
stock will be available for the grant of incentive stock options and no more
than        shares of our common stock may be the basis of stock appreciation rights not granted in connection with options, restricted stock awards, performance shares and other stock unit awards. No individual may be granted
awards with respect to more than        shares of our common stock over the
       -year term of the long term plan. In addition, the maximum value of property, including cash, that may be paid or distributed to any participant pursuant to a grant of performance units and/or other stock unit awards that are valued with reference to property other than shares of our common stock made in
any one calendar year is $       .

     Any shares issued by us through the assumption or substitution of outstanding grants from Lucent or an acquired company will not reduce the number of shares of our common stock available for grants thereunder. Any shares of our common stock issued under the 2000 Long Term Incentive Plan, including in connection with substitute awards may consist, in whole or in part, of authorized and unissued shares of our common stock or treasury shares of our common stock or shares of our common stock purchased in the open market. If any shares of our common stock subject to any award are forfeited or such award otherwise terminates without the issuance of such shares of our common stock or of other consideration in lieu of such shares, the shares of our common stock subject to such award, to the extent of any such forfeiture or termination, will again be available for grant under the 2000 Long Term Incentive Plan. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting the shares of our common stock, such adjustment will be made in the aggregate number and class of shares of our common stock which may be delivered under the 2000 Long Term Incentive Plan, in the individual limit described above, in the number, class and option price of shares of our common stock subject to outstanding options thereunder, and in the value of, or number or class of shares of our common stock subject to, awards as may be determined to be appropriate by the compensation committee, in its sole discretion; provided that the number of shares of our common stock subject to any award will always be a whole number.

     PLAN ADMINISTRATION

     The members of our corporate governance and compensation committee, will administer the 2000 Long Term Incentive Plan. Our corporate governance and compensation committee may delegate to one or more directors the power to grant and administer awards to participants who are not executive officers.

     OPTIONS; STOCK APPRECIATION RIGHTS

     Options to purchase shares of our common stock may be granted under the 2000 long term incentive plan, either alone or in addition to other awards. Except in the case of substitute awards, the purchase price per share of our common stock purchasable under an option will be determined by our compensation committee, in its sole discretion; provided that such purchase price will not be less than the fair market value, as defined in the 2000 Long Term Incentive Plan, of a share of our common stock on the date of the grant of the option. The term of each option will be fixed by our corporate governance and compensation committee in its sole discretion; provided that no incentive stock option will be exercisable after the expiration of 10 years from the date the option is granted. Options will be exercisable at such time or times as determined by our corporate governance and compensation committee at or subsequent to grant. Subject to the other provisions of the 2000 Long Term Incentive Plan and any applicable award agreement, any option may be exercised by the participant in such form or forms, including, without limitation, payment by delivery of cash, shares of our common stock or other consideration including, where permitted by law and our corporate governance and compensation committee, awards having a fair market value on the exercise date equal to the total option price, or by any combination of cash, shares of our common stock and other consideration as our corporate governance and compensation committee may specify in the applicable award agreement.
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

     As of the time of the grant, the aggregate fair market value of the shares of our common stock with respect to which incentive stock options held by any participant become exercisable for the first time by such participant during any calendar year under the 2000 Long Term Incentive Plan, including under any of our other benefit plans or of any of our parent or subsidiary corporations, will not exceed $100,000 or, if different, the maximum limitation in effect at the time of grant under Section 422 of the Internal Revenue Code, or any successor provision, and any regulations promulgated thereunder. In its sole discretion, our corporate governance and compensation committee may provide, at the time of grant, that the shares of common stock to be issued upon an option's exercise will be in the form of restricted stock or other similar securities, or may reserve the right so to provide after the time of grant.

     Stock appreciation rights may be granted to participants either alone or in addition to other awards and may, but need not, relate to a specific option. Any stock appreciation rights related to an option other than an incentive stock option may be granted at the same time such option is granted or at any time thereafter before exercise or expiration of such option. Any stock appreciation right related to an incentive stock option must be granted at the same time such option is granted. In the case of any stock appreciation right related to any option, the stock appreciation right or applicable portion thereof will terminate and no longer be exercisable upon the termination or exercise of the related option, except that any stock appreciation right granted with respect to less than the full number of shares of our common stock covered by a related option will not be reduced except to the extent that the number of shares of our common stock affected by the exercise or termination of the related option exceeds the number of shares of our common stock not covered by the stock appreciation right. Any option related to any stock appreciation right will no longer be exercisable to the extent the related stock appreciation right has been exercised. Our compensation committee may impose such conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate.

     PERFORMANCE SHARES OF COMMON STOCK

     Performance-based equity awards may be issued to participants, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the 2000 Long Term Incentive Plan. The performance criteria to be achieved during any performance period under the 2000 Long Term Incentive Plan and the length of the performance period will be determined by our corporate governance and compensation committee upon the grant of each performance award. With certain exceptions, performance awards will be distributed only after the end of the relevant performance period. Performance awards may be paid in cash, shares of our common stock, other property or any combination thereof, in the sole discretion of our corporate governance and compensation committee at the time of payment. Performance awards may be paid in a lump sum or in installments following the close of the performance period.

     OTHER STOCK UNIT AWARDS

     Other awards of shares of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of our common stock or other property may be granted to participants, either alone or in addition to other awards. Other stock unit awards may be paid in shares of our common stock, other securities, cash or any other form of property as the compensation committee may determine. Our corporate governance and compensation committee may impose these conditions or restrictions on the exercise of any other stock award as the committee may deem appropriate.

     Shares of our common stock, including securities convertible into shares of our common stock, subject to other stock unit awards may be issued for no cash consideration or for such minimum consideration as may be required by applicable law; shares of our common stock, including securities convertible into such shares of our common stock purchased pursuant to such a purchase right will be purchased for such consideration as our corporate governance and compensation committee may, in its sole discretion, determine, which except in the case of substitute awards will not be less than the fair market value of such shares of our common stock or other securities as of the date such purchase right is awarded.

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

     RESTRICTED SHARES OF COMMON STOCK

     Restricted stock awards may be issued to participants, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the 2000 Long Term Incentive Plan. Except as otherwise determined by our compensation committee at the time of grant, upon termination of employment for any reason during the restriction period, all restricted stock awards still subject to restriction will be forfeited by the participant and reacquired by us.

     CHANGE IN CONTROL

     The 2000 Long Term Incentive Plan will provide that, unless our corporate governance and compensation committee determines otherwise at the time of grant with respect to a particular award, in the event of a change in control, with certain exceptions,

     - any options and stock appreciation rights outstanding as of the date the change in control is determined to have occurred will become fully exercisable and vested;

     - the restrictions and deferral limitations applicable to any restricted stock awards will lapse;

     - all performance awards will be considered to be earned and payable in full, and any deferral or other restriction will lapse and such performance awards will be immediately settled or distributed; and

     - the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse, and such other stock unit awards or other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable.

     The 2000 Long Term Incentive Plan defines change in control to mean, generally, and with specified exceptions:

     - an acquisition by any individual, entity or group of beneficial ownership of 20% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors;

     - a change in the composition of the board during any two-year period, such that the individuals who, as of the beginning of such two-year period, constitute our board, cease for any reason to constitute at least a majority of the board;

     - the approval by the shareholders of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets of or, if consummation of such corporate transaction is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency, the obtaining of such consent either explicitly or implicitly by consummation; or

     - the approval of the shareholders of our complete liquidation or dissolution.

     The 2000 Long Term Incentive Plan defines change in control price, generally and with certain exceptions, as the higher of the highest price of a share of common stock during the 60-day period prior to and including the date of a change in control or if the change in control is the result of a tender or exchange offer or a corporate transaction, the highest price per share paid in such tender or exchange offer or corporate transaction.

     OTHER PROVISIONS

     Our board of directors may amend, alter or discontinue the 2000 Long Term Incentive Plan, but no amendment, alteration, or discontinuation may be made that would impair rights under an award theretofore granted without the participant's consent, or that, without the approval of the stockholders, would increase the total number of shares of our common stock reserved thereunder, except pursuant to

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

the provisions providing for anti-dilution adjustments, or change the employees or class of employees eligible to participate therein. Our corporate governance and compensation committee may amend the terms of any award theretofore granted, prospectively or retroactively, but no such amendment may impair the rights of any participant without his or her consent. Except in the event of a change in corporate structure affecting shares, our corporate governance and compensation committee will not have the authority to cancel any outstanding option and issue a new option in its place with a lower exercise price.

     Our corporate governance and compensation committee will be authorized to make adjustments in performance award criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting us or our financial statements or changes in applicable laws, regulations or accounting principles.

     Subject to the provisions of the 2000 Long Term Incentive Plan and any award agreement, the recipient of an award, including, without limitation, any deferred award may, if so determined by our corporate governance and compensation committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or dividend equivalents, with respect to the number of shares of our common stock covered by the award, and our corporate governance and compensation committee may provide that such amounts, if any, will be deemed to have been reinvested in additional shares of our common stock or otherwise reinvested.

EMPLOYMENT AGREEMENTS AND OTHER RELATIONSHIPS

     The employment agreement entered into by Mr. Peterson and AT&T, subsequently assumed by Lucent, in 1995 required Lucent to establish a special deferred compensation account in the amount of $190,000. In connection with the distribution, we will assume Lucent's obligations under Mr. Peterson's employment agreement. Interest is compounded as of the end of each calendar quarter for as long as any sums remain in the account, and the quarterly rate of interest applied at the end of any calendar quarter is one-quarter of the average 30-year Treasury note rate for the previous quarter. The amounts credited to the account vested in October 1999, and will be paid out following Mr. Peterson's termination of employment with us.

     During fiscal 2000, a privately held business, of which Mr. Schacht holds 80% of the equity interest and of which his son is the controlling shareowner, purchased and paid for call center equipment and consulting services from us for a total of approximately $800,000. This business continues to purchase routine services from us on a time and materials basis.

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                         OWNERSHIP OF OUR COMMON STOCK

     All of the outstanding shares of our common stock are and will be prior to the distribution, held beneficially and of record by Lucent. The following tables set forth information concerning shares of our common stock projected to be beneficially owned after the distribution date by:

     - each person or entity known by us to own more than five percent of the outstanding our common stock;

     - each person who will be our director at the time of the distribution; and

     - all persons who will be our directors and executive officers at the time of the distribution as a group.

     Upon completion of the distribution, there is not expected to be any person that will own more than five percent of our outstanding common stock.

     The projections are based on the number of shares of Lucent common stock owned by such person or entity at June 15, 2000. Once a distribution ratio has been determined, the figures will change to reflect the distribution ratio of
one share of our common stock for every          shares of Lucent common stock.
The percentage ownership of our common stock of each person named below immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution and is calculated based on the number of shares of Lucent common stock outstanding as of June 15, 2000. Unless otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such person's or entity's name. Also included in the figures are shares of common stock which may be acquired within 60 days through the exercise of employee stock options, if any.

DIRECTORS AND EXECUTIVE OFFICERS

                                                          OUR COMMON STOCK AND
NAME                                                  OPTIONS BENEFICIALLY OWNED(1)
----                                                  -----------------------------
Henry B. Schacht....................................            1,246,418(2)
Donald K. Peterson..................................              612,506(3)
Directors and executive officers as a group,
  including those named above (12 persons)..........            2,480,794(4)

---------------
(1) No individual director or officer identified above beneficially owns 1% or more of our outstanding common stock, nor do our directors and executive officers as a group.

(2) Includes 1,162,042 shares of common stock that Mr. Schacht may acquire upon exercise of options and includes 12,664 shares held in a deferred share account. Also includes 68,000 shares held in trust for the benefit of family members.

(3) Includes 606,600 shares of common stock that Mr. Peterson may acquire upon exercise of options and includes 5,904 shares held in a deferred share account.

(4) Includes 2,442,942 shares of common stock that may be acquired upon exercise of options and includes 22,055 shares held in deferred share accounts.

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

                          DESCRIPTION OF CAPITAL STOCK

     The following information reflects our certificate of incorporation and by-laws as these documents will be in effect at the time of the distribution.

OUR AUTHORIZED CAPITAL STOCK

     Immediately after the distribution, our authorized capital stock will
consist of           shares of preferred stock, par value $1.00 per share, and
          shares of common stock. Immediately following the distribution,
approximately           shares of our common stock and no shares of our
preferred stock will be outstanding.

OUR COMMON STOCK

     The holders of our common stock will be entitled to one vote for each share on all matters voted on by shareowners, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. For a more complete discussion of our dividend policy, please see "Dividend Policy."

OUR PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

     - the designation of the series,

     - the number of shares of the series, which number our board may thereafter except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding,

     - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,

     - the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable,

     - the redemption rights and price or prices, if any, for shares of the series,

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

     - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

     - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

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

     - restrictions on the issuance of shares of the same series or of any other class or series,

     - the voting rights, if any, of the holders of the shares of the series, and

     - any other relative rights, preferences and limitations of such series.

     We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires shareowner approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our shareowners is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek shareowner approval.

     Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareowners. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareowners might believe to be in their best interests or in which shareowners might receive a premium for their stock over the then current market price of such stock.

     As of the distribution date,           shares of our series A junior
participating preferred stock will be reserved for issuance upon exercise of the rights. For a more complete discussion of our rights plan, please see "-- Rights Agreement."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     BOARD OF DIRECTORS

     Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies, but shall not be less than three. Our directors, other than those who may be elected by the holders of our preferred stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of shareowners to be held in 2002, another class to be originally elected for a term expiring at the annual meeting of shareowners to be held in 2003 and another class to be originally elected for a term expiring at the annual meeting of shareowners to be held in 2004, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2002 annual meeting of shareowners, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of shareowners after their election, with each director to hold office until such person's successor is duly elected and qualified.

     Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of

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

our board, and not by the shareowners. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of shareowners at which time the director will stand for election for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class; provided, however, that any director or directors may be removed from office by the affirmative vote of the holders of at least 80% of the voting power of all our voting stock then outstanding, voting together as a single class.

     These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

     NO SHAREOWNER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our shareowners must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our shareowners for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board and, any power of shareowners to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a shareowner proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

     ADVANCE NOTICE PROCEDURES

     Our by-laws establish an advance notice procedure for shareowners to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareowners. Our shareowner notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a shareowner who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our shareowner notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a shareowner who has given timely written notice to our secretary of such shareowner's intention to bring such business before such meeting. Under our shareowner notice procedure, for notice of shareowner nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareowner to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

     Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a shareowner's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by
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

us. Under our shareowner notice procedure, for notice of a shareowner nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

     In addition, under our shareowner notice procedure, a shareowner's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our shareowner notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     AMENDMENT

     Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by shareowners; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the shareowner notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

RIGHTS AGREEMENT

     Our board of directors currently expects to adopt a Rights Agreement on or prior to the distribution date. Pursuant to the Rights Agreement, our board of directors will cause to be issued one preferred share purchase right, or a right, for each outstanding share of our common stock. Each right will entitle the registered holder to purchase from us one one-hundredth of a share of series A junior participating preferred stock, par value $1.00 per share, of our
company at a price of $       , subject to adjustment. The description and terms
of the rights will be set forth in a Rights Agreement, between us and the designated rights agent. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the form of the Rights Agreement, which will be filed as an exhibit to the registration statement. For information on how to receive the Rights Agreement, please see "Available Information."

     Until the earlier to occur of:

     - 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of at least 10% or more of the outstanding shares of our common stock, or

     - the close of business on such date designated by our board following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding shares of our common stock, the rights will be evidenced by the certificates representing our common stock.

     Our Rights Agreement will provide that, until the rights distribution date or earlier redemption or expiration of the rights, the rights will be transferred with and only with our common stock. Until the rights distribution date or earlier redemption or expiration of the rights, our common stock certificates will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the rights distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the rights distribution date and such separate right certificates alone will evidence the rights.
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

     The rights will not be exercisable until the rights distribution date. The rights will expire on the 10th anniversary of our Rights Agreement, unless the final expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as summarized below.

     In the event that any person or group of affiliated or associated persons becomes an acquiring person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the acquiring person which will thereafter be void, will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group of affiliated or associated persons becomes an acquiring person, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of our outstanding common stock and prior to the acquisition by such person or group of 50% or more of our outstanding common stock, our board of directors may exchange the rights, other than rights owned by such person or group which have become void, in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of one of our junior preferred shares, or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges, per right subject to adjustment.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right. The redemption of the rights may be made effective at such time on such basis and with such conditions as our board of directors, in its sole discretion, may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right that the holders of the rights will be eligible to receive will be the redemption price.

     The terms of the rights may be amended by our board of directors without the consent of the holders of the rights; provided, however, that, the redemption price may not be reduced and from and after such time as any person or group of affiliated or associated persons becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights.

     Until a right is exercised, the holder of that right, as such, will have no additional rights as our shareowner solely by virtue of holding that right, including, without limitation, the right to vote or to receive dividends.

     The number of outstanding rights and the number of one one-hundredths of our junior preferred shares issuable upon exercise of each right also will be subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the rights distribution date.

     The purchase price payable, and the number of our junior preferred shares or other securities or property issuable, upon exercise of the rights will be subject to adjustment from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, our junior preferred shares;

     - upon the grant to holders of our junior preferred shares of some rights or warrants to subscribe for or purchase our junior preferred shares at a price, or securities convertible into our junior preferred shares with a conversion price, less than the then-current market price of our junior preferred shares; or

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     - upon the distribution to holders of our junior preferred shares of evidences of indebtedness or assets excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in our junior preferred shares or of subscription rights or warrants other than those referred to above.

     With some exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent in such purchase price. No fractional junior preferred shares will be issued, other than fractions which are integral multiples of one one-hundredth of one of our junior preferred shares, which may, at our election, be evidenced by depositary receipts and in lieu thereof, an adjustment in cash will be made based on the market price of our junior preferred shares on the last trading day prior to the date of exercise.

     Our junior preferred shares purchasable upon exercise of the rights will not be redeemable. Each of our junior preferred shares will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of our junior preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each of our junior preferred shares will have 100 votes voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each one of our junior preferred shares will be entitled to receive 100 times the amount received per one share of our common stock. These rights are protected by customary anti-dilution provisions.

     Due to the nature of our junior preferred shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in one of our junior preferred shares purchasable upon exercise of each right should approximate the value of one share of our common stock.

     The rights have anti-takeover effects. The rights will cause substantial dilution to a person or group of persons that attempts to acquire us on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board prior to the time that a person or group has acquired beneficial ownership of 10% percent or more of our common stock since the rights may be redeemed by us at the redemption price until such time.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporate Law provides that, subject to exceptions specified therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

     - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareowner becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the shareowner becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

     - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least
       66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to stockholder include:

        - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

        - the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, for a period of three years following the distribution date, Lucent and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of
Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our shareowners may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

     The Bank of New York will be the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales, or the availability for sale, of substantial amounts of our common stock in the public market could adversely affect our common stock's prevailing market price. Upon completion of the distribution, we will have outstanding an
aggregate of      shares of our common stock, assuming no exercise of
outstanding options. All of the shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by our "affiliates" as that term is defined in Rule 405 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our option plans.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the distribution, a person who has beneficially owned common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding, which
       will equal approximately      shares of common stock immediately after
       the distribution; or

     - the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless otherwise restricted, these shares may be sold immediately upon the distribution.

EMPLOYEE STOCK OPTIONS

     As of March 31, 2000 options to purchase        shares of Lucent common
stock were outstanding and held by Lucent employees as of the distribution. It is estimated that as a result of the distribution these options would represent
options to purchase        of our shares of common stock, or approximately
       of our outstanding common stock. As soon as practicable after the distribution, we intend to file registration statements on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our stock option plans. The registration statements are expected to automatically become effective upon filing. Accordingly, shares registered under these registration statements will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market shortly after the distribution.

                                INDEMNIFICATION
                           OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, shareowner vote, agreement or otherwise.

     Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporate Law, as the same exists or may hereafter be amended but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than said law permitted us to provide prior to such amendment, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have us pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the Delaware General Corporate Law. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, by-law, agreement, vote of shareowners or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

     The Delaware General Corporate Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to the corporation or its shareowners,

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - payments of unlawful dividends or unlawful stock repurchases or redemptions, or

     - any transaction from which the director derived an improper personal benefit.

     Our certificate of incorporation provides that none of our directors will be personally liable to us or our shareowners for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporate Law as amended from time to time, for liability

     - for any breach of the director's duty of loyalty to us or our shareowners,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - under Section 174 of the Delaware General Corporate Law, which concerns unlawful payments of dividends, stock purchases or redemptions, or

     - for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     The Contribution and Distribution Agreement by and among us and Lucent
dated as of             , 2000, provides for indemnification by us of Lucent and
its directors, officers and employees for certain liabilities, including liabilities under the Securities Act.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement under the Exchange Act of 1934, as amended, with respect to the shares of our common stock and the associated rights being issued in the distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. Statements made in this information statement as to the contents of any contract, agreement or other document referred to herein are summaries only and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement and the exhibits thereto filed by us with the Securities and Exchange Commission may be inspected at the public reference facilities of the Securities and Exchange Commission listed below.

     After the distribution, we will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     We intend to furnish holders of our common stock with annual reports containing combined financial statements audited by independent accountants, beginning with the fiscal year ending September 30, 2001.

     No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

Combined Financial Statements:
  Report of Independent Accountants.........................  F-2
  Combined Statements of Income for the three fiscal years
     ended September 30, 1999 and the six months ended March
     31, 2000 and 1999 (unaudited)..........................  F-3
  Combined Balance Sheets as of September 30, 1998 and 1999
     and March 31, 2000 (unaudited).........................  F-4
  Combined Statements of Changes in Invested Equity for the
     three fiscal years ended September 30, 1999 and the six
     months ended March 31, 2000 and 1999 (unaudited).......  F-5
  Combined Statements of Cash Flows for the three fiscal
     years ended September 30, 1999 and the six months ended
     March 31, 2000 and 1999 (unaudited)....................  F-6
  Notes to Combined Financial Statements....................  F-7
  Financial Statement Schedule:
     Schedule II -- Valuation and Qualifying Accounts for
      the three fiscal years ended September 30, 1999.......  S-1

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareowner of Lucent EN Corp.:

     In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Lucent EN Corp. and its subsidiaries (the "Company") at September 30, 1999 and 1998, and the combined results of their operations and their combined cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The Company is a fully integrated business of Lucent Technologies Inc. ("Lucent"); consequently, as indicated in Note 1, these combined financial statements have been derived from the consolidated financial statements and accounting records of Lucent, and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, the Company relies on Lucent and its other businesses for administrative, management and other services. Accordingly, these combined financial statements do not necessarily reflect the financial position, results of operations, changes in invested equity and cash flows of the Company had it been a separate stand-alone entity, independent of Lucent.

     As discussed in Note 8 to the combined financial statements, the Company changed its method for calculating annual pension and postretirement benefit costs in 1999.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
June 15, 2000

                        LUCENT EN CORP. AND SUBSIDIARIES

                         COMBINED STATEMENTS OF INCOME
                             (DOLLARS IN MILLIONS)

                                                SIX MONTHS ENDED            YEAR ENDED
                                                   MARCH 31,              SEPTEMBER 30,
                                                ----------------    --------------------------
                                                 2000      1999      1999      1998      1997
                                                ------    ------    ------    ------    ------
                                                  (UNAUDITED)
REVENUE
  Products....................................  $2,823    $2,910    $6,368    $6,004    $4,890
  Services....................................     956       922     1,900     1,750     1,523
                                                ------    ------    ------    ------    ------
                                                 3,779     3,832     8,268     7,754     6,413
                                                ------    ------    ------    ------    ------
COSTS
  Products....................................   1,611     1,664     3,579     3,253     2,567
  Services....................................     478       487       985       854       718
                                                ------    ------    ------    ------    ------
                                                 2,089     2,151     4,564     4,107     3,285
                                                ------    ------    ------    ------    ------
GROSS MARGIN..................................   1,690     1,681     3,704     3,647     3,128
                                                ------    ------    ------    ------    ------
OPERATING EXPENSES
  Selling, general and administrative.........   1,255     1,444     2,795     2,609     2,186
  Research and development....................     224       267       540       423       346
  Purchased in-process research and
     development..............................      --        --        --       306       472
                                                ------    ------    ------    ------    ------
TOTAL OPERATING EXPENSES......................   1,479     1,711     3,335     3,338     3,004
                                                ------    ------    ------    ------    ------
OPERATING INCOME (LOSS).......................     211       (30)      369       309       124
Other income -- net...........................      54        23        28        25        17
Interest expense..............................      42        42        90        94        59
                                                ------    ------    ------    ------    ------
INCOME (LOSS) BEFORE INCOME TAXES.............     223       (49)      307       240        82
Provision (benefit) for income taxes..........      88       (19)      121       197       230
                                                ------    ------    ------    ------    ------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE...........................     135       (30)      186        43      (148)
Cumulative effect of accounting change (net of
  income taxes of $62 for the six months ended
  March 31, 1999 and for the year ended
  September 30, 1999).........................      --        96        96        --        --
                                                ------    ------    ------    ------    ------
NET INCOME (LOSS).............................  $  135    $   66    $  282    $   43    $ (148)
                                                ======    ======    ======    ======    ======

                  See Notes to Combined Financial Statements.

                        LUCENT EN CORP. AND SUBSIDIARIES

                            COMBINED BALANCE SHEETS
                             (DOLLARS IN MILLIONS)

                                                                              SEPTEMBER 30,
                                                               MARCH 31,     ----------------
                                                                 2000         1999      1998
                                                               ---------     ------    ------
                                                              (UNAUDITED)
ASSETS
Current Assets:
Cash and cash equivalents...................................    $  159       $  194    $  107
Receivables less allowances of $58 in 2000, $58 in 1999 and
  $82 in 1998...............................................     1,482        1,765     1,783
Inventories.................................................       833          824       907
Deferred income taxes -- net................................       110          137       197
Other current assets........................................       120          123        71
                                                                ------       ------    ------
TOTAL CURRENT ASSETS........................................     2,704        3,043     3,065
Property, plant and equipment -- net........................       698          676       613
Deferred income taxes -- net................................       199          171        99
Capitalized software development costs -- net...............        42           34        17
Goodwill -- net.............................................       245          261       344
Other assets................................................        89           54        39
                                                                ------       ------    ------
TOTAL ASSETS................................................    $3,977       $4,239    $4,177
                                                                ======       ======    ======
LIABILITIES AND INVESTED EQUITY
Current Liabilities:
Accounts payable............................................    $  340       $  364    $  411
Payroll and benefit liabilities.............................       451          663       652
Advance billings and deposits...............................       182          198       140
Other current liabilities...................................       421          372       337
                                                                ------       ------    ------
TOTAL CURRENT LIABILITIES...................................     1,394        1,597     1,540
Benefit obligations.........................................       302          354       367
Deferred revenue............................................        94           88        76
Other liabilities...........................................       394          383       399
                                                                ------       ------    ------
TOTAL LIABILITIES...........................................     2,184        2,422     2,382
                                                                ------       ------    ------
Commitments and contingencies
INVESTED EQUITY
Owner's net investment......................................     1,853        1,871     1,854
Accumulated other comprehensive income (loss)...............       (60)         (54)      (59)
                                                                ------       ------    ------
TOTAL INVESTED EQUITY.......................................     1,793        1,817     1,795
                                                                ------       ------    ------
TOTAL LIABILITIES AND INVESTED EQUITY.......................    $3,977       $4,239    $4,177
                                                                ======       ======    ======

                  See Notes to Combined Financial Statements.

                        LUCENT EN CORP. AND SUBSIDIARIES

                             COMBINED STATEMENTS OF
                           CHANGES IN INVESTED EQUITY
                             (DOLLARS IN MILLIONS)

                                                SIX MONTHS ENDED            YEAR ENDED
                                                   MARCH 31,              SEPTEMBER 30,
                                                ----------------    --------------------------
                                                 2000      1999      1999      1998      1997
                                                ------    ------    ------    ------    ------
                                                  (UNAUDITED)
OWNER'S NET INVESTMENT
Beginning balance.............................  $1,871    $1,854    $1,854    $1,290    $  620
Net income (loss).............................     135        66       282        43      (148)
Net transfer (to) from Lucent.................    (153)      339      (265)      521       818
                                                ------    ------    ------    ------    ------
Ending balance................................  $1,853    $2,259    $1,871    $1,854    $1,290
                                                ======    ======    ======    ======    ======
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance.............................  $  (54)   $  (59)   $  (59)   $  (30)   $   (4)
Foreign currency translations.................      (6)       (6)        5       (29)      (26)
                                                ------    ------    ------    ------    ------
Ending balance................................     (60)      (65)      (54)      (59)      (30)
                                                ------    ------    ------    ------    ------
TOTAL INVESTED EQUITY.........................  $1,793    $2,194    $1,817    $1,795    $1,260
                                                ======    ======    ======    ======    ======
TOTAL COMPREHENSIVE INCOME (LOSS):
Net income (loss).............................  $  135    $   66    $  282    $   43    $ (148)
Other comprehensive income (loss).............      (6)       (6)        5       (29)      (26)
                                                ------    ------    ------    ------    ------
Total comprehensive income (loss).............  $  129    $   60    $  287    $   14    $ (174)
                                                ======    ======    ======    ======    ======

                  See Notes to Combined Financial Statements.

                        LUCENT EN CORP. AND SUBSIDIARIES

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN MILLIONS)

                                                 SIX MONTHS ENDED           YEAR ENDED
                                                    MARCH 31,              SEPTEMBER 30,
                                                 ----------------    -------------------------
                                                  2000      1999     1999     1998      1997
                                                 ------    ------    -----    -----    -------
                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss)..............................  $ 135     $  66     $ 282    $  43    $  (148)
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities, net of effects from acquisitions
  of businesses:
     Cumulative effect of accounting change....     --       (96)      (96)      --         --
     Business restructuring reversal...........     --        --       (33)     (23)        --
     Asset impairment and other charges........     --        26        26       --         --
     Depreciation and amortization.............    112        89       212      193        158
     Provision for uncollectibles..............     17        11        25       33         25
     Deferred income taxes.....................     (4)       --        (7)     (84)        15
     Purchased in-process research and
       development.............................     --        --        --      306        472
     (Increase) decrease in
       receivables -- net......................    268      (247)        5     (424)      (270)
     (Increase) decrease in inventories........    (15)       (6)       81     (204)       (35)
     Increase(decrease) in accounts payable....    (23)      (26)      (47)     142         (2)
     Changes in other operating assets and
       liabilities.............................   (260)     (104)        7      155        144
     Other adjustments for non-cash
       items -- net............................    (42)      (25)      (24)      (8)        --
                                                 -----     -----     -----    -----    -------
NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES...................................    188      (312)      431      129        359
                                                 -----     -----     -----    -----    -------
INVESTING ACTIVITIES:
Capital expenditures...........................   (145)      (94)     (202)    (197)      (187)
Proceeds from the sale or disposal of property,
  plant and equipment..........................      9         5        17       13         --
Dispositions of businesses.....................     64        29        29       --         --
Acquisitions of businesses -- net of cash
  acquired.....................................     --        --        --     (248)      (834)
Cash from mergers..............................     --        --        60       --         --
Other investing activities -- net..............    (11)        1        10      (27)       (35)
                                                 -----     -----     -----    -----    -------
NET CASH USED IN INVESTING ACTIVITIES..........    (83)      (59)      (86)    (459)    (1,056)
                                                 -----     -----     -----    -----    -------
FINANCING ACTIVITIES:
Transfers (to) from Lucent.....................   (137)      426      (253)     311        818
Increase (decrease) in short-term borrowings...     --        (5)       (4)     (37)         6
Other..........................................     (3)        1        --       (9)         9
                                                 -----     -----     -----    -----    -------
NET CASH (USED IN) PROVIDED BY FINANCING
  ACTIVITIES...................................   (140)      422      (257)     265        833
                                                 -----     -----     -----    -----    -------
Effect of exchange rate changes on cash and
  cash equivalents.............................     --        --        (1)       6          3
Net increase (decrease) in cash and cash
  equivalents..................................    (35)       51        87      (59)       139
Cash and cash equivalents at beginning of
  year.........................................    194       107       107      166         27
                                                 -----     -----     -----    -----    -------
Cash and cash equivalents at end of year.......  $ 159     $ 158     $ 194    $ 107    $   166
                                                 =====     =====     =====    =====    =======

                  See Notes to Combined Financial Statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN MILLIONS)

1. BACKGROUND AND BASIS OF PRESENTATION

  Background

     Lucent Technologies Inc. ("Lucent") announced its intention to spin-off its enterprise communications businesses to its shareowners. Lucent EN Corp. (the "Company"), which will own these businesses, will provide communication systems and software for enterprises, including businesses, government agencies and other organizations. The Company offers a broad range of voice, converged voice and data, customer relationship management, messaging, Internet-based network and structured cabling products and services.

     The combined financial statements include the Company and its subsidiaries as well as certain assets, liabilities, and related operations not currently owned by the Company which will be transferred to the Company (the "Contribution") from Lucent. The combined financial statements include the historical operations to be transferred to the Company by Lucent (the "Company's Businesses"). Because no direct ownership relationship existed among all the various units comprising the Company, Lucent's and its subsidiaries' net investment in the Company is shown in lieu of stockholders equity in the combined financial statements.

     On February 16, 2000, the Company was incorporated in Delaware as a wholly owned subsidiary of Lucent. On this date, 1,000 shares of the Company's common stock, par value $.01 per share, were issued authorized and outstanding. The Contribution is expected to be substantially complete by September 30, 2000 and will result in a recapitalization of the Company.

     Lucent has announced its intention to distribute to its shareowners by September 30, 2000, subject to certain conditions, all of its interest in the Company (the "Distribution"). On the date of Distribution, Lucent will distribute the stock of the Company to shareowners of Lucent based on a distribution ratio which will be determined prior to the Distribution.

  Basis of Presentation

     The combined financial statements have been derived from the financial statements and accounting records of Lucent using the historical results of operations and historical basis of the assets and liabilities of the Company's Businesses. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

     The combined financial statements include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to the Company's Businesses that will be transferred to the Company from Lucent. General corporate overhead has been allocated either based on the ratio of the Company's costs and expenses to Lucent's costs and expenses or based on the Company's revenue as a percentage of Lucent's total revenue. General corporate overhead primarily includes cash management, legal, accounting, tax, insurance, public relations, advertising and data services and amounted to $449, $425 and $335 in 1999, 1998 and 1997, respectively. The costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone company. Management believes these allocations are reasonable. Following the Contribution, the Company will perform these functions using its own resources or purchased services.

     The combined financial statements also include an allocation from Lucent to fund a portion of the costs of basic research conducted by Lucent's Bell Laboratories. This allocation was based on the Company's revenue as a percentage of Lucent's total revenue. This allocation amounted to $78, $66, and

                             (DOLLARS IN MILLIONS)

$59 for fiscal 1999, 1998 and 1997, respectively. The costs of this research charge to the Company are not necessarily indicative of the costs that would have been incurred if the Company had performed these functions as a stand-alone company. Following the Distribution, the Company will satisfy its basic research requirements using its own resources or through purchased services.

     Lucent uses a centralized approach to cash management and the financing of its operations. Cash deposits from the Company's Businesses are transferred to Lucent on a regular basis and are netted against the owner's net investment account. As a result, none of Lucent's cash, cash equivalents or debt at the corporate level have been allocated to the Company in the combined financial statements. Cash and cash equivalents in the combined financial statements represents amounts held by the Company's foreign operations. Changes in invested equity represent any funding required from Lucent for working capital, acquisition or capital expenditure requirements after giving effect to the Company's transfers to or from Lucent of its cash flows from operations.

     INTEREST EXPENSE

     The Company's combined financial statements include interest expense totaling $90, $94 and $59 in 1999, 1998 and 1997, respectively. The interest rates used equate to an estimate of what the Company believes it would obtain with a "BBB" rating, the assumed credit rating of the Company subsequent to the Distribution. The associated weighted average interest rate for each of the respective years was 6.8%, 6.5% and 7.1%. Average debt balances utilized for the interest expense calculation were $1,320, $1,439 and $825 in 1999, 1998 and 1997, respectively, and were determined based upon the cash flows for each of the periods. In determining the debt balances it was assumed that the September 1997 purchase of Octel was entirely funded by debt. The debt balances utilized to calculate interest expense do not necessarily reflect the level of debt the Company will assume at the Distribution or incur as a stand-alone company. It is anticipated that, upon the Distribution, the Company will assume public debt in an amount appropriate for an investment grade company.

     The Company believes these are reasonable estimates of the cost of financing the Company's assets and operations in the past. However, the Company may not be able to obtain financing at interest rates similar to those used for the interest expense calculation. Accordingly, the Company's interest expense as a stand-alone company may be higher than that reflected in the combined financial statements.

     PENSION AND POSTRETIREMENT COSTS

     At the Distribution, the Company will assume responsibility for pension and postretirement benefits for the active employees of the Company. Obligations related to retired and terminated vested employees as of September 30, 2000 will remain the responsibility of Lucent. Until the Distribution, the Company's employees are participants in the Lucent employee benefit plans and, upon retirement, will be participants in Lucent's postretirement benefit plans. Lucent has managed its employee benefit plans on a consolidated basis and separate company information is not readily available. Therefore, the Company's share of the Lucent plans' assets and liabilities is not included in the Company's combined financial statements. For purposes of the financial statements the pension and postretirement costs were based on estimated plan assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for the Company.

     INCOME TAXES

     The Company's income taxes are calculated on a separate tax return basis. However, Lucent was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone entity.

                             (DOLLARS IN MILLIONS)

     INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The financial information as of March 31, 2000 and for the six-month periods ending March 31, 2000 and 1999 is unaudited, but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its combined results of operations, financial position and cash flows. Results for the six month period ended March 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year 2000 or any other future period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Combination

     The combined financial statements include certain majority-owned subsidiaries to be transferred in which the Company exercises control and in some cases, assets, liabilities and operations not currently owned by the Company that will be transferred from Lucent, including entities for which no direct ownership relationship existed. Investments in which the Company exercises significant influence, but which it does not control (generally a 20% - 50% ownership interest), are accounted for under the equity method of accounting. All material intercompany transactions and balances between and among the Company Businesses have been eliminated. Transactions between any of the Company Businesses and Lucent are included in these financial statements.

  Use of Estimates

     The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include an allocation of costs by Lucent, assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets and useful lives for amortization periods of tangible and intangible assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introduction, all of which could impact the future realizability of the Company's assets. Actual results could differ from those estimates.

  Foreign Currency Translation

     Balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive income (loss) in invested equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the combined statements of income.

  Revenue Recognition

     Revenue from sales of communications systems and software is recognized when contractual obligations have been satisfied, title and risk of loss has been transferred to the customer and collection of the resulting receivable is reasonably assured. Revenue from the direct sales of products with installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. The Company's indirect sales to distribution partners are recognized at the time of shipment if all contractual obligations have been satisfied. For the Company's value-added services, professional services and services performed under maintenance contracts, the Company recognizes revenue ratably over the term of the underlying customer contract or at the end of

                             (DOLLARS IN MILLIONS)

the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance. The Company accrues a provision for estimated sales returns and other allowances as a reduction of revenue at the time of revenue recognition, as required.

 Research and Development Costs and Software Development Costs

     Research and development costs are charged to expense as incurred. This line item includes an allocation from Lucent for the costs of basic research conducted by Bell Laboratories (see note 1). The costs incurred for the development of computer software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

     Amortization of capitalized software development costs begins when the product is available for general release. Amortization is recognized on a product-by-product basis on the greater of either the sales ratio method or the straight-line method over the products' estimated useful lives. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

  Cash and Cash Equivalents

     Cash and cash equivalents represent amounts held by the Company's foreign operations (see Note 1). All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method on either the unit or group method over the estimated useful lives of the various asset classes. The unit method is used for manufacturing and laboratory equipment and large computer systems. The group method is used for other depreciable assets. Estimated lives range from three to ten years for machinery, electronic and other equipment, and thirty years for buildings.

     Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the combined balance sheets and any gain or loss is reflected in the combined statements of income.

  Internal Use Software

     The Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" on October 1, 1999. Certain costs of computer software developed or obtained for internal use, that were previously expensed as incurred, are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of March 31, 2000, the Company has unamortized internal use software costs of $30.

                             (DOLLARS IN MILLIONS)

  Goodwill and Long-Lived Assets

     Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is amortized on a straight-line basis over the periods benefited. Long-lived assets and goodwill are reviewed for impairment whenever events such as asset impairments, product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the asset and its eventual disposition. An impairment loss, equal to the difference between the assets fair value and its carrying value, is recognized when the estimated future cash flows are less than its carrying amount.

  Financial Instruments

     The Company uses various financial instruments, including foreign currency exchange contracts, to manage and reduce risk to the Company by generating cash flows which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. The Company's derivative financial instruments are used as risk management tools and are not for trading purposes. The Company's non-derivative financial instruments include letters of credit and commitments to extend credit.

  Income Taxes

     Historically, the Company's operations have been included in Lucent's consolidated income tax returns. Income tax expense in the Company's combined financial statements has been calculated on a separate tax return basis. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

  Other Comprehensive Income

     Comprehensive income includes, in addition to net income, unrealized gains and losses excluded from the combined statements of income and are recorded directly into a separate section of invested equity on the combined balance sheet. These unrealized gains and losses are referred to as other comprehensive income items. The Company's accumulated other comprehensive income (loss) shown on the combined balance sheet consists solely of foreign currency translation adjustments which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. subsidiaries.

3. ACQUISITIONS, DIVESTITURES AND OTHER TRANSACTIONS

  Acquisitions

     PURCHASE METHOD

     The following table presents information about certain acquisitions by the Company in the fiscal years ended September 30, 1998, and 1997. There were no material acquisitions accounted for under the purchase method in the fiscal year 1999. These acquisitions were accounted for under the purchase method of accounting, and the acquired technology valuation included both existing technology and purchased in-process research and development. The combined financial statements include the results of operations and the estimated fair values of the assets and liabilities assumed from the respective dates of acquisition. All

                             (DOLLARS IN MILLIONS)

charges related to the write-off of purchased in-process research and development were recorded in the quarter in which the transaction was completed.

                                                                                          AMORTIZATION    AMORTIZATION
                                                                           PURCHASED         PERIOD          PERIOD
                       ACQUISITION   PURCHASE               EXISTING         IPR&D          GOODWILL     EXISTING TECH.
                          DATE        PRICE     GOODWILL   TECHNOLOGY   (NONDEDUCTIBLE)    (IN YEARS)      (IN YEARS)
                       -----------   --------   --------   ----------   ---------------   ------------   --------------
1998
Lannet(1)............      8/98        $115       $ 2         $15            $ 67               7              5
SDX(2)...............      7/98        $207       $96         $16            $ 82              10              5
Prominet(3)..........      1/98        $199       $35         $23            $157               5              6
1997
Octel(4).............      9/97        $724       $74         $57            $393               7              5
Agile(5).............     10/96        $135       $52         $ 2            $ 79               5              2

---------------
(1) Acquisition of Lannet Ltd., an Israeli-based producer of multi-service networking products. The purchase price of $115 was in cash.

(2) Acquisition of SDX Business Systems PLC, a United Kingdom-based provider of multi-service networking products. The purchase price of $207 was in cash.

(3) Acquisition of Prominet Corporation, a producer of multi-service networking products. The purchase price was $199 of Lucent common stock. In addition, under the terms of the acquisition agreement, Lucent had a contingent obligation to pay former Prominet shareowners $35 in Lucent stock. The $35 of Lucent stock was paid in July 1998 and was recorded primarily as goodwill.

(4) Acquisition of Octel Communications Corporation, a provider of voice, fax and electronic messaging technologies to service providers and enterprises. The total purchase price was $1,819, in cash, and the enterprise portion of that business, along with $724 of the purchase price was allocated to the Company.

(5) Acquisition of Agile Networks, Inc., a provider of multi-service networking products. The purchase price of $135 was in cash. In 1999, the net goodwill of $26 was deemed impaired and written off.

     Included in the purchase price for each of the above acquisitions was purchased in-process research and development. As some of the technology had not reached technological feasibility and had no future alternative use, it was written off as a non-tax-deductible charge to earnings immediately upon consummation of the respective acquisition. The remaining purchase price was allocated to tangible assets and intangible assets, including goodwill and existing technology, less liabilities assumed.

     The value allocated to purchased in-process research and development was determined utilizing an income approach that included an excess earnings analysis reflecting the appropriate cost of capital for the investment. Estimates of future cash flows related to the purchased in-process research and development were made for each project based on the Company's estimates of revenue, operating expenses and income taxes from the project. These estimates were consistent with historical pricing, margins and expense levels for similar products.

     Revenue was estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenue to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold; selling, general and administrative expenses; and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenue and costs to complete the purchased in-process research and development.

                             (DOLLARS IN MILLIONS)

     The rates utilized to discount the projected cash flows were based on consideration of Lucent's weighted average cost of capital, as well as other factors including the useful life of each project, the anticipated profitability of each project, the uncertainty of technology advances that were known at the time and the stage of completion of each project.

     Lucent's management was primarily responsible for estimating the fair value of the assets and liabilities acquired, and conducted due diligence in determining the fair value. Lucent made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. The Company believes these estimates and allocations are reasonable.

     POOLING OF INTERESTS MERGER

     On July 15, 1999, the Company completed its merger with Mosaix, a provider of software that links companies' front and back offices and helps them deliver more responsive and efficient customer service. Under the terms of the agreement, the outstanding common stock of Mosaix was converted into approximately 2.6 million shares of Lucent common stock with a value of $145. The combined financial statements include the results of operations and the historical basis of the assets acquired and liabilities assumed from the date of acquisition.

  Divestitures

     On March 31, 2000, the Company completed the sale of its U.S. sales division that served small and mid-sized businesses to Expanets, Inc. ("Expanets"). Under the agreement, approximately 1,800 of the Company's sales and sales support employees were transferred to Expanets. Expanets became a distributor of the Company's product to this market and a significant customer of the Company. A gain of $45 was recognized to the extent of cash proceeds received related to the sale of this business.

  Other Transactions

     In 1999, the Company sold equipment, which was previously rented to customers, for $97. The equipment had a net book value of approximately $2 and consisted predominantly of discontinued product lines. The rental income generated by this equipment for the fiscal year 1999, 1998 and 1997 was $79, $91 and $116, respectively.

4. RECENT PRONOUNCEMENTS

     SFAS 133

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137 which deferred the effective date of adoption of SFAS 133 for one year. The Company expects to adopt SFAS 133 in the first quarter of fiscal year 2001, and is currently evaluating the effect that such adoption may have on its combined results of operations, financial position and cash flows.

     SAB 101

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the

                             (DOLLARS IN MILLIONS)

recognition, presentation and disclosure of revenue in financial statements and requires adoption no later than the first quarter of fiscal 2001. The Company is currently evaluating the impact of SAB 101 to determine what effect, if any, it may have on the Company's combined financial position and results of operations.

5. SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                 YEAR ENDED
                                                               SEPTEMBER 30,
                                                        ----------------------------
                                                        1999        1998        1997
                                                        ----        ----        ----
INCLUDED IN COSTS
Amortization of software development costs..........    $ 14        $ 24        $51
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES
Amortization of goodwill and existing technology....    $ 59        $ 45        $13
INCLUDED IN COSTS AND OPERATING EXPENSES
Depreciation and amortization of property, plant and
  equipment.........................................    $139        $124        $94
OTHER INCOME -- NET
Gain on foreign currency transactions...............    $ --        $  7        $--
Gain on sale or disposal of property, plant and
  equipment.........................................      --           4          5
Gain on businesses sold.............................      24          --         --
Miscellaneous -- net................................       4          14         12
                                                        ----        ----        ---
Total other income -- net...........................    $ 28        $ 25        $17
                                                        ====        ====        ===

SUPPLEMENTARY BALANCE SHEET INFORMATION

                                                                        SEPTEMBER 30,
                                                         MARCH 31,     ----------------
                                                           2000         1999      1998
                                                        -----------    ------    ------
                                                        (UNAUDITED)
INVENTORIES
Completed goods.......................................    $  591       $  577    $  625
Work in process and raw materials.....................       242          247       282
                                                          ------       ------    ------
Inventories...........................................    $  833       $  824    $  907
                                                          ======       ======    ======
PROPERTY, PLANT AND EQUIPMENT -- NET
Land and improvements.................................    $   42       $   35    $   37
Buildings and improvements............................       423          366       302
Machinery, electronic and other equipment.............       985          979       904
                                                          ------       ------    ------
Total property, plant and equipment...................     1,450        1,380     1,243
Less: Accumulated depreciation and amortization.......      (752)        (704)     (630)
                                                          ------       ------    ------
Property, plant and equipment -- net..................    $  698       $  676    $  613
                                                          ======       ======    ======

SUPPLEMENTARY CASH FLOW INFORMATION

     Payments for interest and income taxes historically have been paid by Lucent on behalf of the Company and do not necessarily reflect what the Company would have paid had it been a stand-alone

                             (DOLLARS IN MILLIONS)

company. The interest and income tax expense amounts shown in the combined statements of income have been calculated based on management's estimate of what the Company may have incurred had it been a separate company.

     Net transfers (to) from Lucent include the following noncash transactions:
(1) a $96 decrease in owner's net investment for a change in accounting related to pension and postretirement benefit costs reflected in the six months ended March 31, 1999 and fiscal year ended September 30, 1999, (2) an $82 increase in owner's net investment attributed to the Mosaix pooling of interests merger in the fiscal year ended September 30, 1999, and (3) a $199 increase in owner's net investment to reflect the Prominet acquisition that was purchased with Lucent common stock in the fiscal year ended September 30, 1998.

ACQUISITIONS OF BUSINESSES

     Shown below is the impact on cash flows related to the acquisition of businesses (excluding Prominet which was a non-cash transaction in 1998):

                                                            YEAR ENDED
                                                          SEPTEMBER 30,
                                                          -------------
                                                          1998     1997
                                                          -----    -----
Fair value of assets acquired, net of cash acquired.....  $ 353    $ 966
Less: Fair value of liabilities assumed.................   (105)    (132)
                                                          -----    -----
Acquisitions of businesses, net of cash acquired........  $ 248    $ 834
                                                          =====    =====

6. BUSINESS RESTRUCTURING

     In December 1995, a pre-tax charge of $146 was recorded to cover restructuring costs. The restructuring plans included the exit of certain businesses as well as consolidating business unit operations.

     Total deductions to the Company's business restructuring reserves were $49 and $37 for the years ended September 30, 1999 and 1998, respectively, and related to employee separation costs. Included in these deductions were cash payments of $16 and $14 for the years ended September 30, 1999 and 1998, respectively. In addition, the Company reversed $33 and $23 of business restructuring reserves primarily related to favorable experience in employee separations for the years ended September 30, 1999 and 1998, respectively. As of September 30, 1999, all restructuring plans were complete and no reserves remain.

                             (DOLLARS IN MILLIONS)

7. INCOME TAXES

     Income tax expense in the Company's combined financial statements has been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate:

                                                                   YEAR ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                              1999    1998    1997
                                                              ----    ----    -----
U.S. federal statutory income tax rate......................  35.0%   35.0%    35.0%
State and local income taxes, net of federal income tax
  effect....................................................   4.2     3.5      4.2
Foreign earnings and dividends taxed at different rates.....   5.0    (1.1)     2.0
Research credits............................................  (3.7)   (2.1)    (1.0)
Purchased in-process research and development...............    --    45.9    239.2
Other differences -- net....................................  (1.1)    0.9      1.1
                                                              ----    ----    -----
Effective income tax rate...................................  39.4%   82.1%   280.5%
                                                              ====    ====    =====
Effective income tax rate excluding purchased in-process
  research and development..................................  39.4%   36.2%    41.3%

     The following table presents the U.S. and foreign components of income before income taxes and the provision for income taxes:

                                                                   YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                              1999    1998    1997
                                                              ----    ----    ----
INCOME BEFORE INCOME TAXES
U.S.........................................................  $173    $102    $ 39
Foreign.....................................................   134     138      43
                                                              ----    ----    ----
Income before income taxes..................................  $307    $240    $ 82
                                                              ====    ====    ====
PROVISION FOR INCOME TAXES
CURRENT
Federal.....................................................  $ 45    $117    $127
State and local.............................................    19      31      39
Foreign.....................................................    59      30      25
                                                              ----    ----    ----
Sub-total...................................................   123     178     191
                                                              ----    ----    ----
DEFERRED
Federal.....................................................    (3)     20      42
State and local.............................................     1      (1)     (3)
                                                              ----    ----    ----
Sub-total...................................................    (2)     19      39
                                                              ----    ----    ----
Provision for income taxes..................................  $121    $197    $230
                                                              ====    ====    ====

     The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets

                             (DOLLARS IN MILLIONS)

and liabilities. The components of deferred tax assets and liabilities at September 30, 1999 and 1998 are as follows:

                                                              SEPTEMBER 30,
                                                              --------------
                                                              1999     1998
                                                              -----    -----
DEFERRED INCOME TAX ASSETS
Benefit obligations.........................................  $214     $122
Accrued liabilities.........................................   176      229
Net operating loss/credit carryforwards.....................    77       61
Valuation allowance.........................................   (73)     (48)
Other.......................................................     4       --
                                                              ----     ----
Total deferred tax assets...................................  $398     $364
                                                              ====     ====
DEFERRED INCOME TAX LIABILITIES
Property, plant and equipment...............................  $ 41     $ 23
Other.......................................................    49       45
                                                              ----     ----
Total deferred tax liabilities..............................  $ 90     $ 68
                                                              ====     ====

     As of September 30, 1999, the Company had tax credit carryforwards of $18 and federal, state and local foreign net operating loss carryforwards (tax effected) of $59. Tax credit carryforwards begin to expire in the year 2003. Federal and state net operating losses begin to expire in the year 2005 while the majority of foreign net operating losses can be carried forward indefinitely.

     The valuation allowance has been established for deferred tax assets primarily related to state tax credit carryforwards and foreign net operating loss carryforwards for which management believes it is more likely than not such deferred tax assets will not be realized.

     The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $221 of undistributed earnings of its operations outside the U.S. as of September 30, 1999, since these earnings are intended to be reinvested indefinitely.

8. BENEFIT OBLIGATIONS

  Pension and Postretirement Benefits

     At the Distribution, the Company will assume responsibility for pension and postretirement benefit obligations for the active employees of the Company. Obligations related to retired and terminated vested employees as of September 30, 2000 will remain the responsibility of Lucent. Until the Distribution, the Company's employees will be participants in the Lucent pension plans and, upon retirement, will be participants in Lucent's postretirement benefit plans. Lucent has managed its employee benefit plans on a consolidated basis and separate company information is not readily available. Therefore, the Lucent plan assets and liabilities are not included in the Company's combined financial statements.

     The pension and postretirement costs incurred by Lucent for employees who performed services for the Company were based on estimated plan assets being equal to a proportional share of plan obligations incurred by Lucent for employees who performed services for the Company. In relation to the Lucent plans, the Company recorded pension expense of $97, $70 and $84, and postretirement benefit expense of $62, $49 and $49 in 1999, 1998 and 1997, respectively. In connection with the Distribution, the Company will receive the assets and liabilities of various existing Lucent pension and other employee benefit plans related to the employees for whom the Company is assuming responsibility.

                             (DOLLARS IN MILLIONS)

     Effective October 1, 1998, Lucent changed its method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs. Under the previous accounting method, the calculation of the market-related value of plan assets included only interest and dividends immediately, while all other realized and unrealized gains and losses were amortized on a straight-line basis over a five-year period. The new method used to calculate market-related value includes recognizing immediately an amount based on Lucent's historical asset returns and amortizes the difference between that amount and the actual return on a straight-line basis over a five-year period. The new method is preferable under SFAS No. 87 because it results in calculated plan asset values that are closer to current fair value, thereby lessening the accumulation of unrecognized gains and losses while still mitigating the effects of annual market value fluctuations.

     The cumulative effect of this accounting change for the Company related to periods prior to fiscal year 1999 of $158 ($96 after-tax) is a one-time, non-cash credit to fiscal 1999 earnings. This accounting change also resulted in a reduction in benefit costs in the fiscal year ended September 30, 1999 that increased income by $30 ($18 after-tax) as compared with the previous accounting method. The pro forma estimated effect if the accounting change were applied retroactively would be an increase to pre-tax income of $28 and $25 for 1998 and 1997, respectively.

     The information that follows relates to Lucent's employee benefit plans. The following table shows the funded status of Lucent's defined benefit and postretirement plans:

                                                   PENSION            POSTRETIREMENT
                                                   BENEFITS              BENEFITS
                                                SEPTEMBER 30,         SEPTEMBER 30,
                                              ------------------    ------------------
                                               1999       1998       1999       1998
                                              -------    -------    -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at October 1.............  $27,846    $23,187    $ 9,193    $ 7,939
Service cost................................      509        331         80         63
Interest cost...............................    1,671      1,631        537        540
Actuarial (losses) gains....................   (2,182)     3,811       (240)       919
Amendments..................................    1,534        626       (359)       324
Benefits paid...............................   (1,977)    (1,740)      (607)      (592)
                                              -------    -------    -------    -------
Benefit obligation at September 30..........  $27,401    $27,846    $ 8,604    $ 9,193
                                              -------    -------    -------    -------

CHANGE IN PLAN ASSETS
Fair value of plan assets at October 1......  $36,191    $36,204    $ 3,959    $ 4,152
Actual return on plan assets................    7,114      1,914        776        349
Lucent contributions........................       14         12         29         53
Benefits paid...............................   (1,977)    (1,740)      (607)      (592)
Other (including transfer of assets from
  pension to postretirement plans)..........     (275)      (199)       310         (3)
                                              -------    -------    -------    -------
Fair value of plan assets at September 30...  $41,067    $36,191    $ 4,467    $ 3,959
                                              -------    -------    -------    -------

FUNDED (UNFUNDED) STATUS OF THE PLAN........  $13,666    $ 8,345    $(4,137)   $(5,234)
Unrecognized prior service cost.............    2,583      1,509        121        533
Unrecognized transition asset...............     (645)      (944)        --         --
Unrecognized net gain.......................   (9,466)    (5,175)    (1,014)      (408)
                                              -------    -------    -------    -------
NET AMOUNT RECOGNIZED.......................  $ 6,138    $ 3,735    $(5,030)   $(5,109)
                                              =======    =======    =======    =======

                             (DOLLARS IN MILLIONS)

                                                   PENSION            POSTRETIREMENT
                                                   BENEFITS              BENEFITS
                                                SEPTEMBER 30,         SEPTEMBER 30,
                                              ------------------    ------------------
                                               1999       1998       1999       1998
                                              -------    -------    -------    -------
Amounts recognized in the Lucent
  consolidated balance sheets consist of:
Prepaid pension costs.......................  $ 6,175    $ 3,754    $    --    $    --
Accrued benefit liability...................      (63)       (44)    (5,030)    (5,109)
Intangible asset............................        9          4         --         --
Accumulated other comprehensive income......       17         21         --         --
                                              -------    -------    -------    -------
Net amount recognized.......................  $ 6,138    $ 3,735    $(5,030)   $(5,109)
                                              =======    =======    =======    =======

     Pension plan assets include $287 and $159 of Lucent common stock at September 30, 1999 and 1998, respectively. Postretirement plan assets include $20 and $11 of Lucent common stock at September 30, 1999 and 1998, respectively.

                                                               AS OF SEPTEMBER 30,
                                                             ------------------------
                                                             1999      1998      1997
                                                             ----      ----      ----
PENSION AND POSTRETIREMENT BENEFITS WEIGHTED-AVERAGE
  ASSUMPTIONS
Discount rate..............................................  7.25%     6.0%      7.25%
Expected return on plan assets.............................   9.0%     9.0%       9.0%
Rate of compensation increase..............................   4.5%     4.5%       4.5%

     Lucent has several non-pension postretirement benefit plans. For postretirement health care benefit plans, Lucent assumed a 9.2% annual health care cost trend rate for 2000, gradually declining to 3.9% by the year 2005, after which the trend rate would remain at that level. The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed Lucent health care cost trend rate would have the following effects:

                                                             1 PERCENTAGE POINT
                                                            --------------------
                                                            INCREASE    DECREASE
                                                            --------    --------
Effect on total of service and interest cost components...    $ 23        $ 20
Effect on postretirement benefit obligation...............    $371        $344

  Savings Plans

     The majority of the Company's employees are eligible to participate in savings plans sponsored by Lucent. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. Lucent matches a percentage of employee contributions up to certain limits. The Company's expense related to the Lucent savings plans was $68, $64, and $35 in 1999, 1998 and 1997, respectively. The Company expects to establish similar plans following the Distribution.

9. STOCK COMPENSATION PLANS

     During 1999, 1998 and in prior years, certain employees of the Company were granted stock options and other equity-based awards under Lucent's stock-based compensation plans. During 1999, 1998 and 1997, the Company's employees were also eligible to participate in the Lucent Employee Stock Purchase Plan ("ESPP"). At the time of the Distribution, awards outstanding under Lucent's stock plans that are held by Lucent employees who transfer to the Company will be converted to awards to acquire stock of

                             (DOLLARS IN MILLIONS)

the Company. The Company will initiate its own employee stock purchase plan at the time of the Distribution.

     The stock options and other awards as converted will have the same vesting provisions, option periods, and other terms and conditions as the Lucent options and awards they replaced. The stock options will have the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price (intrinsic value), as the Lucent stock options that they replace.

     Stock options generally are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, have a ten-year term and vest within four years from the date of grant.

     In connection with certain of the Company's acquisitions, outstanding stock options held by employees of acquired companies became exercisable, according to their terms, for Lucent's common stock effective at the acquisition date. For acquisitions accounted for as purchases, the fair value of these options was included as part of the purchase price.

     Under the terms of Lucent's ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase common stock through June 30, 2001. The per share purchase price is 85% of the average high and low per share trading price of Lucent common stock on the New York Stock Exchange on the last trading day of each month. In 1999, 1998 and 1997, 1.2 million, 1.6 million and 2.1 million Lucent shares, respectively, were purchased under the ESPP, at a weighted average price of $47.02, $24.49 and $12.65, respectively.

     Lucent has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and, as permitted under SFAS No. 123, applies Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its plans. Compensation expense recorded under APB No. 25, which uses the intrinsic value method, was $14, $4 and $2 for the years ended September 30, 1999, 1998 and 1997, respectively. If Lucent had elected to adopt the optional recognition provisions of SFAS No. 123, which uses the fair value-based method, for its stock option plans and employee stock purchase plan, net income for the Company would have been changed to the pro forma amounts indicated below:

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                              1999     1998      1997
                                                              -----    -----    ------
NET INCOME
As reported.................................................  $282      $43     $(148)
Pro forma...................................................  $231      $16     $(162)

     The fair value of stock options used to compute pro forma net income disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1999      1998      1997
                                                              ------    ------    ------
WEIGHTED AVERAGE ASSUMPTIONS
Dividend yield..............................................   0.13%     0.23%     0.65%
Expected volatility.........................................   34.1%     29.3%     22.4%
Risk free interest rate.....................................    5.3%      5.2%      6.4%
Expected holding period (in years)..........................    3.8       5.0       5.0

     Presented below is a summary of the status of the Lucent stock options held by employees for whom the Company estimates it will assume responsibility, and the related transactions for the years ended

                             (DOLLARS IN MILLIONS)

September 30, 1999, 1998 and 1997. The stock option activity is not necessarily indicative of what the activity would have been had the Company been a separate stand-alone entity during the periods presented or what the activity may be in the future.

                                                              SHARES     WEIGHTED AVERAGE
                                                              (000'S)     EXERCISE PRICE
                                                              -------    ----------------
OPTIONS OUTSTANDING AT OCTOBER 1, 1996......................   2,197          $10.92
Granted/Assumed*(1).........................................  13,709           11.30
Exercised...................................................    (124)           7.60
Forfeited/Expired...........................................      (8)          11.17
                                                              ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1997...................  15,774           11.27
Granted/Assumed*(2).........................................  12,665           31.65
Exercised...................................................  (1,278)           7.73
Forfeited/Expired...........................................     (95)           6.10
                                                              ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1998...................  27,066           20.99
Granted/Assumed.............................................   6,814           49.81
Exercised...................................................  (2,246)          11.44
Forfeited/Expired...........................................     (33)          36.86
                                                              ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1999...................  31,601           27.87
                                                              ======

---------------
 *  Includes options converted in acquisitions.

(1) Includes options covering 7,713 shares of common stock granted under a broad-based employee plan at a weighted average exercise price of $11.15.

(2) Includes options covering 5,843 shares of common stock granted under a broad-based employee plan at a weighted average exercise price of $37.34.

     The weighted average fair value of the Company's stock options, calculated using the Black-Scholes option-pricing model, granted during the years ended September 30, 1999, 1998 and 1997 is $19.21, $12.35 and $3.56 per share, respectively.

     The following table summarizes the status of stock options outstanding and exercisable at September 30, 1999:

                                              STOCK OPTIONS                  STOCK OPTIONS
                                               OUTSTANDING                    EXERCISABLE
                                    ----------------------------------    -------------------
                                                WEIGHTED
                                                 AVERAGE
                                                REMAINING     WEIGHTED               WEIGHTED
                                               CONTRACTUAL    AVERAGE                AVERAGE
                                    SHARES        LIFE        EXERCISE    SHARES     EXERCISE
RANGE OF EXERCISE PRICES            (000'S)      (YEARS)       PRICE      (000'S)     PRICE
------------------------            -------    -----------    --------    -------    --------
$ 0.01 to $ 11.14.................  10,352         6.6         $10.53      2,146      $ 9.28
$11.15 to $ 23.07.................   5,528         7.2          17.14        934       14.60
$23.08 to $ 29.09.................     269         8.4          27.26         22       27.22
$29.10 to $ 40.87.................   9,068         9.0          35.88        211       35.34
$40.88 to $ 61.78.................   4,357         9.1          48.83        141       46.69
$61.79 to $102.48.................   2,027         9.8          64.92         19       72.47
                                    ------                                 -----
Total.............................  31,601                      27.87      3,473       14.27
                                    ======                                 =====

                             (DOLLARS IN MILLIONS)

     Other stock unit awards are granted under certain award plans. The following table presents the total number of shares of common stock represented by awards granted to Company employees:

                                                            YEAR ENDED SEPTEMBER 30,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
Other stock unit awards granted (000's)..................      10       164       711
Weighted average market value of shares granted during
  the period.............................................  $47.73    $24.98    $11.19

10. OPERATING SEGMENTS

     The Company reports its operations in three segments: Communications Solutions, Services and Connectivity Solutions. The Communications Solutions segment represents the Company's core business, comprised of enterprise voice communications systems and software, communications applications, professional services for customer and enterprise relationship management, multi-service networking products and product installation services. The purchase prices of the Company's products typically include installation costs. The Connectivity Solutions segment represents structured cabling systems and electronic cabinets. The Services segment represents maintenance and value-added services.

     Each segment is managed separately as each operation requires different technologies and marketing strategies. Intersegment transactions that occur are based on current market prices and all intersegment profit is eliminated in consolidation. Disclosure of segment information is on the same basis used internally for evaluating segment performance and for deciding how to allocate resources.

     The Company has centralized corporate functions and uses shared service arrangements to realize economies of scale and efficient use of resources. The costs of shared services, and other corporate center operations managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. The accounting policies of the reportable operating segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

     Performance measurement and resource allocation for the reportable operating segments are based on many factors. The primary financial measure used is operating income, exclusive of corporate operations including goodwill and existing technology amortization, and of purchased in-process research and development and other costs from business acquisitions (acquisition or integration-related costs).

                             (DOLLARS IN MILLIONS)

  Reportable Segments

                                                SIX MONTHS ENDED            YEAR ENDED
                                                   MARCH 31,              SEPTEMBER 30,
                                                ----------------    --------------------------
                                                 2000      1999      1999      1998      1997
                                                ------    ------    ------    ------    ------
                                                  (UNAUDITED)
Communications Solutions:
  External revenue............................  $2,230    $2,286    $5,088    $4,583    $3,837
  Intersegment revenue........................       7        26        24        --         2
          Total Revenue.......................   2,237     2,312     5,112     4,583     3,839
  Operating income (loss).....................      59      (196)      (11)      115       233
  Assets......................................   1,946     2,333     2,204     2,274     1,964
  Capital expenditures........................      60        39        64        86        77
  Depreciation and amortization...............      44        46        85        88        91

Services:
  External revenue............................  $  956    $  922    $1,900    $1,750    $1,523
  Intersegment revenue........................      --        --        --        --        --
          Total Revenue.......................     956       922     1,900     1,750     1,523
  Operating income............................     121       133       291       300       330
  Assets......................................     579       713       599       695       491
  Capital expenditures........................       6        12        20        21        32
  Depreciation and amortization...............      12        12        23        19        17

Connectivity Solutions:
  External revenue............................  $  591    $  619    $1,274    $1,408    $1,042
  Intersegment revenue........................       1         8         8        --        --
          Total Revenue.......................     592       627     1,282     1,408     1,042
  Operating income............................      56        62       111       224        46
  Assets......................................     741       823       707       677       509
  Capital expenditures........................      15        28        51        70        66
  Depreciation and amortization...............      21        21        37        30        26

                             (DOLLARS IN MILLIONS)

  Reconciling Items

     A reconciliation of the totals reported for the operating segments to the significant line items in the combined financial statements is as follows:

                                        SIX MONTHS ENDED            YEAR ENDED
                                           MARCH 31,              SEPTEMBER 30,
                                        ----------------    --------------------------
                                         2000      1999      1999      1998      1997
                                        ------    ------    ------    ------    ------
                                          (UNAUDITED)
EXTERNAL REVENUE
  Total reportable segments...........  $3,777    $3,827    $8,262    $7,741    $6,402
  Corporate and other.................       2         5         6        13        11
                                        ------    ------    ------    ------    ------
  Total External Revenue..............  $3,779    $3,832    $8,268    $7,754    $6,413
                                        ======    ======    ======    ======    ======
OPERATING INCOME
  Total reportable segments...........  $  236    $   (1)   $  391    $  639    $  609
  Goodwill and existing technology
     amortization.....................     (28)      (33)      (59)      (45)      (13)
  Purchased in-process research and
     development......................      --        --        --      (306)     (472)
  Corporate and other.................       3         4        37        21        --
                                        ------    ------    ------    ------    ------
  Total operating income (loss).......  $  211    $  (30)   $  369    $  309    $  124
                                        ======    ======    ======    ======    ======

     The results of other smaller units and corporate operations are reported in corporate and other. Assets included in corporate and other consist primarily of items not specifically identifiable to the operating segments and principally includes cash, deferred taxes and property, plant and equipment.

  Geographic Information

                                      EXTERNAL REVENUE(1)        LONG-LIVED ASSETS(2)
                                    YEAR ENDED SEPTEMBER 30,        SEPTEMBER 30,
                                   --------------------------    --------------------
                                    1999      1998      1997     1999    1998    1997
                                   ------    ------    ------    ----    ----    ----
U.S..............................  $6,683    $6,376    $5,343    $583    $532    $461
Foreign countries................   1,585     1,378     1,070      93      81      74
                                   ------    ------    ------    ----    ----    ----
  Totals.........................  $8,268    $7,754    $6,413    $676    $613    $535
                                   ======    ======    ======    ====    ====    ====

---------------
(1) Revenue is attributed to geographic areas based on the location of customers.

(2) Represents property, plant and equipment (net).

  Concentrations

     For any period presented, no single customer accounts for more than 10% of the Company's combined revenue. The Company is not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated have a material adverse affect on the Company's operations. While the Company believes that alternative sources would be available, disruption of its primary source could create a temporary, adverse effect on product shipments.

                             (DOLLARS IN MILLIONS)

11. FINANCIAL INSTRUMENTS

  Fair Value

     The net carrying amounts and estimated fair values of the Company's foreign currency forward exchange contracts and options were immaterial in 1999 and were liabilities in 1998 of $8 and $6, respectively. Market quotes were used to estimate the fair value of foreign currency forward exchange contracts/options. The carrying amounts of cash and cash equivalents, investments and receivables contained in the combined balance sheets approximate fair value.

  Derivative Financial Instruments

     The Company conducts its business on a multinational basis in a wide variety of foreign currencies. Consequently, the Company enters into various foreign exchange forward and option contracts to manage its exposure against adverse changes in those foreign exchange rates. The notional amounts for foreign exchange forward and option contracts represent the U.S. dollar equivalent of an amount exchanged. Generally, foreign currency exchange contracts are designated for firmly committed or forecasted sales and purchases that are expected to occur in less than one year. Gains and losses on all hedged contracts for firmly committed transactions and option contracts for anticipated transactions are deferred in Other current assets and liabilities, are recognized in income when the transactions occur, and are not material to the combined financial statements at September 30, 1999, and 1998. All other gains and losses on foreign currency exchange contracts are recognized in other income-net as the exchange rates change.

     The Company engages in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The Company believes that it has achieved risk reduction and hedge effectiveness, because the gains and losses on its derivative instruments substantially offset the gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

     The notional amounts at September 30, 1999 and 1998 of the Company's foreign exchange forward contracts were $93 and $211, respectively, and foreign exchange option contracts were $52 and $21, respectively. In 1999, these notional amounts principally represent contracts in Canadian dollars, British pounds and Dutch guilders. Notional amounts represent the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged and are not a measure of market or credit exposure.

  Non-Derivative and Off-Balance-Sheet Instruments

     Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses.

     At September 30, 1999 and 1998, in management's opinion, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments.

  Letters of Credit

     Letters of credit are purchased guarantees that ensure the Company's performance or payment to third parties in accordance with specified terms and conditions which amounted to approximately $20 as of September 30, 1999 and 1998.

                             (DOLLARS IN MILLIONS)

12. TRANSACTIONS WITH LUCENT

     For the years 1999, 1998 and 1997, the Company had $108, $90 and $97, respectively, of revenue for products sold to Lucent. For the years 1999, 1998 and 1997, the Company had $189, $244 and $205, respectively, of products purchased from Lucent.

     In connection with the Contribution and Distribution, the Company and Lucent are expected to execute and deliver the Contribution and Distribution Agreement (the "Contribution and Distribution Agreement"), and certain related agreements which are summarized below. This summary is qualified in all respects by the terms of the Contribution and Distribution Agreement and such related agreements.

  Contribution and Distribution Agreement

     Pursuant to the Contribution and Distribution Agreement, Lucent expects to transfer to the Company substantially all of the assets, liabilities and operations associated with the Company's Businesses. The Contribution and Distribution Agreement, among other things, provides that the Company will indemnify Lucent for all liabilities relating to the Company's Businesses and for all contingent liabilities primarily relating to the Company's Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in proportion to the respective book value of their assets. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities related to the business of the other party that exceed specified levels.

  Employee Benefits Agreement and Plans

     The Company and Lucent are expected to enter into an Employee Benefits Agreement, pursuant to which the Company will create independent pension and other employee benefit plans that are substantially similar to Lucent's existing pension and other employee benefit plans. This agreement will provide for the transfer of assets and liabilities of various existing Lucent pension and other employee benefit plans related to Lucent employees who are transferring to the Company. Generally, following the Distribution, Lucent will cease to have any liability or obligation to the Company's current employees and their beneficiaries under any of Lucent's benefit plans, programs or practices. Under the agreement, the Company will receive assets and liabilities of various existing Lucent pension and other employee benefit plans related to the employees for which the Company is assuming responsibility.

  Federal, State and Local Tax Allocation Agreements

     The Company and Lucent are expected to enter into a State and Local Income Tax Allocation Agreement and the current Federal Tax Allocation Agreement by and among Lucent and its subsidiaries will continue to apply to the Company after the Distribution. These tax agreements govern the allocation of state, local and federal income taxes for periods prior to and including the date of the Distribution.

  Tax Sharing Agreement

     The Company and Lucent are expected to enter into a Tax Sharing Agreement, which will govern the Company's and Lucent's respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. Generally, pre-Distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-Distribution taxes will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. In addition, the Tax Sharing Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to implement the distribution. If the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code

                             (DOLLARS IN MILLIONS)

because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes.

  Global Purchase and Service Agreement

     The Company and Lucent are expected to enter into a Global Purchase and Service Agreement under which the Company will provide to Lucent products for internal use. These products include the Company's enterprise voice communications products as well as multi-service networking products. The agreement neither grants to the Company an exclusive right to provide Lucent any or all of these products or services, nor does it require the procurement of products or services from the Company by Lucent. The pricing terms of goods and services covered by the Global Purchase and Service Agreement will reflect negotiated prices.

  General Sales Agreement and Microelectronics Product Purchase Agreement

     The Company and Lucent are expected to enter into a General Sales Agreement and a Microelectronic Product Purchase Agreement, which will govern transactions pursuant to which Lucent will provide its products and services that are not part of the business not being transferred to the Company. These agreements neither grant to Lucent an exclusive right to provide the Company with any or all products or services, nor require the procurement of products or services from Lucent by the Company. The pricing terms of goods and services covered by the General Sales Agreement and Microelectronics Product Purchase Agreement will reflect negotiated prices.

  Other Commercial Agreements

     In addition to the above listed agreements, the Company and Lucent are expected to enter into a number of other commercial agreements to govern resale, subcontracting and original equipment manufacturing (OEM) arrangements between Lucent and the Company. The pricing terms of the products, and services covered by the other commercial agreements will reflect negotiated prices.

  Interim Services and Systems Replication Agreement

     The Company and Lucent are expected to enter into an Interim Services and Systems Replication Agreement to provide each other, on an interim, transitional basis, with various data processing services, telecommunications services and corporate support services, including: accounting, financial management, information systems management, tax, payroll, legal, human resources administration, procurement and other general support. Furthermore, under the terms of this agreement, Lucent will provide the Company with technical support for the Company's converged voice and data products for a specified period of time. Specific charges for such services are generally intended to allow the company providing services to recover direct costs plus expenses, without profit.

     The Interim Services and Systems Replication Agreement will also provide for the replication and transfer of specified computer systems used for administrative support or used in the Company's Businesses or Lucent's retained businesses. The systems include specified hardware, software, data storage or maintenance and support components. Costs and expenses of purchasing hardware or obtaining software will be borne by the party purchasing the hardware or licensing the software.

  Real Estate Agreements

     Lucent and the Company are expected to also enter into various leases and sublease arrangements for the sharing of certain facilities for a transitional period on commercial terms. In the case of owned real estate to be leased, the lease terms will be either two or three years, except that a limited number of leases may be terminated on 90 days' notice by the tenant. In the case of subleases or sub-subleases of

                             (DOLLARS IN MILLIONS)

property, the lease term will generally coincide with the remaining term of the primary lease or sublease, respectively.

  Trademark License Agreement

     The Company and Lucent are expected to enter into a Trademark License Agreement, pursuant to which the Company will have rights, on a royalty-free basis, to continue to use the Lucent brand for specified transition periods following the Distribution.

  Patent Assignment

     Pursuant to the Patent Assignment, Lucent and its subsidiary, Lucent Technologies Guardian Corp., expected to transfer to the Company certain patents and patent applications held by Lucent and the subsidiary that relate principally to the Company's Businesses. Lucent will retain ownership of all other patents and patent applications currently owned by Lucent.

  Technology Assignment

     The Company and Lucent are expected to execute and deliver assignments and other agreements, including the technology assignment, related to technology currently owned or controlled by Lucent and its subsidiaries. Technology will include copyrights, mask works and other intellectual property other than trademarks, trade names, service marks and patent rights. The technology assignment will divide ownership of technology between the Company and Lucent, with each owning technology that was developed by or for, or purchased by, each company for their respective businesses. Certain specified technology will be owned jointly by the Company and Lucent.

  Patent and Technology License Agreement

     The Company and Lucent are expected to enter into a Patent and Technology License Agreement under which Lucent and the Company will grant to each other under certain patents and technology, a nonexclusive, personal, nontransferable license to make, have made, use, lease, import, offer to sell, and sell any and all products and services of the businesses in which the licensed company, including specified related companies, is now or hereafter engaged. The cross-licenses also permit each company, subject to specified limitations, to have third parties make items under the other company's patents, as well as to pass through to customers certain rights under the other company's patents with respect to products and services furnished to customers by the licensed company.

  Technology Access and Development Project Agreement

     Lucent and the Company are expected to enter into a Technology Access and Development Project Agreement governing their future commercial relationship under which Lucent's Bell Labs will perform certain research and development activities for the Company. Under this agreement, the Company will have access to the results of certain Bell Labs research and development activities, and Bell Labs will perform specific research and development projects on a contract basis for the Company.

13. COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at March 31, 2000 cannot be ascertained. While these matters could affect the operating results of any one quarter when resolved in future periods and while there can be no assurance with respect thereto,

                             (DOLLARS IN MILLIONS)

management believes that after final disposition, any monetary liability or financial impact to the Company beyond that provided for at March 31, 2000, would not be material to the annual combined financial statements.

  Risks and Uncertainties

     The Company has no history operating as an independent company, and it may be unable to make the changes necessary to operate as a stand-alone business, or it may incur greater costs as a stand-alone company that may cause its profitability to decline. Prior to the Distribution, the Company's business was operated by Lucent as a segment of its broader corporate organization rather than as a separate stand-alone company. Lucent assisted the Company by providing financing, particularly of acquisitions, as well as providing corporate functions such as identifying and negotiating acquisitions, and legal and tax functions. Following the Distribution, Lucent will have no obligation to provide assistance to the Company other than the interim and transitional services, which will be provided by Lucent. Because the Company's businesses have never been operated as an independent company, it cannot provide assurance that it will be able to successfully implement the changes necessary to operate independently or that the Company will not incur additional costs operating independently that will cause its profitability to decline.

  Legal Proceedings

     From time to time the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no litigation pending that should have, individually or in the aggregate, a material adverse effect on its financial position or results of operations. The Company is involved in three purported class action lawsuits related to Y2K issues. Although the Company believes that the outcome of these actions will not adversely affect our business prospects, if these cases progress, they will require expenditure of significant legal costs related to their defense.

  Environmental Matters

     The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws, particularly in the U.S., governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites of the Company. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at approximately five of the Company's facilities either voluntarily or pursuant to government directives.

     It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. Although the Company believes that its reserves are adequate to cover known environmental liabilities, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on the Company's combined financial position, results of operations or cash flows.

  Leases

     The Company leases land, buildings and equipment under agreements that expire in various years through 2019. Rental expense under operating leases was $146, $94 and $67 for the years ended

                             (DOLLARS IN MILLIONS)

September 30, 1999, 1998 and 1997, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases at September 30, 1999. Such payments total $284.

        YEAR ENDED SEPTEMBER 30,
----------------------------------------
                                   LATER
2000   2001   2002   2003   2004   YEARS
----   ----   ----   ----   ----   -----
$85    $66    $41    $30    $22     $40

     The Company also has sales-type and direct financing leases for certain products. Lease payment receivables under such agreements were $43 and $50 as of September 30, 1999 and 1998, respectively. The table below shows the future minimum lease payments to be received under sales-type and direct financing leases at September 30, 1999. Such payments to be received total $43.

        YEAR ENDED SEPTEMBER 30,
----------------------------------------
                                   LATER
2000   2001   2002   2003   2004   YEARS
----   ----   ----   ----   ----   -----
$13    $10     $8     $6     $4     $2

14. QUARTERLY INFORMATION (UNAUDITED)

                                                      FISCAL YEAR QUARTERS
                                         -----------------------------------------------
                                         FIRST     SECOND    THIRD     FOURTH     TOTAL
                                         ------    ------    ------    ------     ------
YEAR ENDED SEPTEMBER 30, 1999
Revenue................................  $1,894    $1,938    $2,038    $2,398(2)  $8,268
Gross margin...........................     840       841       939     1,084      3,704
Net income (loss) before cumulative
  effect of accounting change..........       4       (34)       87       129        186
Cumulative effect of accounting
  change(1)............................      96        --        --        --         96
Net income (loss)......................     100       (34)       87       129        282
YEAR ENDED SEPTEMBER 30, 1998
Revenue................................  $1,865    $1,690    $1,918    $2,281     $7,754
Gross margin...........................     919       776       850     1,102      3,647
Net income (loss)......................     105       (97)       59       (24)        43

---------------
(1) Effective October 1, 1998, the Company changed its method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual net pension and postretirement benefit costs (see Note 8 to the combined financial statements).

(2) In 1999, the Company sold equipment, which was previously rented to customers for $97. The equipment had a net book value of approximately $2 and consisted predominantly of discontinued product lines.

                                LUCENT EN CORP.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN MILLIONS)

                 COLUMN A                     COLUMN B           COLUMN C           COLUMN D      COLUMN E
------------------------------------------  ------------   ---------------------   ----------   -------------
                                                                 ADDITIONS
                                                           ---------------------
                                             BALANCE AT     CHARGED     CHARGED
                                            BEGINNING OF   TO COSTS &   TO OTHER                 BALANCE AT
                                               PERIOD       EXPENSES    ACCOUNTS   DEDUCTIONS   END OF PERIOD
                                            ------------   ----------   --------   ----------   -------------
YEAR 1999
Allowance for doubtful accounts...........      $82           $25          $1         $50            $58
YEAR 1998
Allowance for doubtful accounts...........       57            33          17          25             82
YEAR 1997
Allowance for doubtful accounts...........       42            25           8          18             57

                                       S-1